其士科技控股有限公司
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話：(852) 2318 1228 傳真：(852) 2757 5138 網址：http://www.chevalier-itech.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier-itech.com

DIRECT FAX: (852) 2757 5669

07021479

Ref: CSD-L007-07
Exemption No. #82-4201

February 26, 2007

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

BEST AVAILABLE COPY

SUPPL

Dear Sir

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circular pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

Kan Ka Hon
Director

Encl

NK/AM/nc

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR TRANSACTION

DISCLOSEABLE TRANSACTION

FURTHER DELAY IN DESPATCH OF CIRCULAR

CIHL and CiTL have made an application to the Stock Exchange for a further extension of time for despatch of their respective circulars to their respective shareholders to a date on or before 7th February, 2007.

Reference is made to the announcement jointly made by Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 1st December, 2006 (the "Joint Announcement") in relation to the acquisition of the entire issued share capital of SEL (the "Acquisition") and the announcement made by CIHL and CiTL dated 21st December, 2006 (the "Second Announcement") in relation to the delay in despatch of their respective circulars in relation to the Acquisition to their respective shareholders. Capitalised terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless the context herein requires otherwise.

The Acquisition constitutes a discloseable transaction for CIHL and a major transaction for CiTL under the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, both CIHL and CiTL are required to despatch a circular to their respective shareholders within 21 days after publication of the Joint Announcement, which is on or before 22nd December, 2006. As disclosed in the Second Announcement, the reporting accountants required more time to complete the field work in relation to the financial information on SEL Group for the three years and eleven months ended 30th November, 2006 for the purpose of preparing the accountants' report on SEL Group, and therefore CIHL and CiTL applied for an extension of time to despatch their respective circulars to their respective shareholders from on or before 22nd December, 2006 to a date on or before 22nd January, 2007. As at the date of this announcement, the reporting accountants have completed the field work and are finalising the accountants' report on SEL Group for inclusion in the circulars of each of CIHL and CiTL. In the circumstances, CIHL and CiTL have applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules and for a further extension of time for despatch of their respective circulars to their respective shareholders to a date on or before 7th February, 2007.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 22nd January, 2007

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon, and Mr. Ho Chung Leung as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

* *for identification only*

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

MAJOR TRANSACTION
INVOLVING ACQUISITION OF FOOD & BEVERAGE OPERATIONS

IGOR'S
GROUP

Financial adviser to Chevalier iTech Holdings Limited

SOMERLEY LIMITED

Financial adviser to Sinochina Enterprises Limited

Quam Financial Services Group

Quam Capital Limited

* *For identification only*

7 February 2007

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Acquisition"	the proposed acquisition of the entire issued share capital of SEL
"Additional Borrowing"	an amount up to HK$11.5 million which may be borrowed by SEL Group from third parties or the Company (if the Company offers more favourable terms of finance) solely for the capital expenditure of new outlets subject to the terms of the Agreement
"Audited Accounts"	the audited consolidated balance sheet of CL Holdings and the audited consolidated profit and loss account of each company in SEL Group for the relevant financial year and all notes thereto and the auditors' and the directors' reports relating to such accounts
"Agreement"	the share purchase agreement regarding all the issued shares of SEL dated 25 November 2006 entered into between the Company and the Vendor
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are generally open for banking business in Hong Kong
"BVI"	the British Virgin Islands
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CIHL Board"	the board of directors of CIHL
"CL Holdings"	CL Holdings Limited, a company incorporated in Hong Kong with limited liability, the holding company of all the issued share capital in each of the companies in SEL Group (except SEL and Orchid International Limited)
"Company"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 56.7%-owned subsidiary of CIHL

"Completion"	completion of the Agreement
"Consideration"	the consideration for the sale and purchase of the Sale Shares
"Director(s)"	director(s) of the Company
"EBITDA"	the earnings (excluding non-cash and extraordinary earnings and losses) before interest, tax, depreciation and amortization
"Enlarged Group"	the Group together with SEL Group
"Escrow Agent"	Deacons, the legal adviser to the Company in respect of the Acquisition
"Escrow Account"	the interest-bearing account to be opened by the Escrow Agent with a licensed bank in Hong Kong for the purposes of the Escrow Agreement
"Escrow Agreement"	the escrow agreement dated 31 January 2007 entered into among the Company, the Vendor and the Escrow Agent
"Escrow Amount"	the escrow amount(s) from time to time to be deposited into the Escrow Account in accordance with the terms of the Agreement
"First Closing"	completion of the sale and purchase of Tranche I of the Sale Shares pursuant to the terms of the Agreement
"Group"	the Company and its subsidiaries
"HKFRS"	Hong Kong Financial Reporting Standards, include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	6 February 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange

"Management Bonuses"	remuneration payments accruing to the management of SEL Group in respect of their performance attributable to periods prior to 1 January 2006, comprising of (i) management bonuses paid between the period from 1 January 2006 to 31 October 2006 in the amount of HK$1,389,000 (the "2006 Management Bonuses"); and (ii) unpaid management bonuses in the amount of HK$2,514,535.06 as at 31 October 2006 (the "Outstanding Management Bonuses")
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers
"Mr. Lenz"	Mr. Christopher James Lenz, the majority shareholder of the Vendor holding 51.76% of the Vendor's issued share capital
"Normalized 2006 EBITDA"	EBITDA for 2006 before deduction of payments made or accrued in respect of the 2006 Management Bonuses and without taking into consideration (i) the accounts of the outlet "Peel" at UG/F, 21 Elgin Street, Central, Hong Kong, (ii) gain from the sale of the warehouse located at Kwai Chung, New Territories and (iii) gain from the sale of the Office
"Office"	the head office premises of SEL Group at 5/F New India House, 52 Wyndham Street, Hong Kong
"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the BVI with limited liability on 25 July 1995
"Purchaser's Loan"	the loan up to HK$3.5 million to be advanced by the Company to SEL Group at any time after First Closing for the capital expenditure of SEL Group
"Resolved Claim"	a claim by the Company for the breach of any warranties (including representation, warranty and undertaking contained in the Agreement) which (a) has been agreed by the Vendor and the Company or (b) in respect of which final judgment is awarded in favour of the Company by the courts of any competent jurisdiction (for these purposes, a final judgment shall be a judgment in respect of which all applicable rights of appeal have been exhausted); and a claim being "Resolved" shall be construed accordingly
"Sale Shares"	100 ordinary shares in SEL, being the entire issued share capital of SEL

"Second Closing"	completion of the sale and purchase of Tranche II of the Sale Shares pursuant to the terms of the Agreement
"Service Agreement"	the service agreement dated 31 January 2007 entered between SEL and Mr. Lenz
"SEL"	Sinochina Enterprises Limited, a company incorporated in the BVI with limited liability
"SEL Group"	CL Holdings and each of its subsidiaries before First Closing and SEL and each of its subsidiaries after First Closing
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shareholders' Agreement"	the shareholders' agreement dated 31 January 2007 entered into among the Company, the Vendor and SEL
"Shareholders' Loan"	the amount of approximately HK$5.7 million owed by CL Holdings to Asset Finance Limited and GM Metal Packaging Limited as at 31 October 2006 plus any interest accrued on the principal amount of such loan from 1 November 2006 until the date of payment
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tranche I"	the sale and purchase of 49 ordinary shares in SEL constituting 49% of the entire issued share capital of SEL as at the date of First Closing
"Tranche II"	the sale and purchase of 51 ordinary shares in SEL constituting 51% of the entire issued share capital of SEL as at the date of Second Closing
"Vendor"	Sinochina Pacific Limited, a company incorporated in the BVI with limited liability
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

Executive Directors:
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
CHOW Vee Tsung, Oscar
KAN Ka Hon
CHOW Lily

Independent non-executive Directors:
YONEHARA Shinichi
WU King Cheong
KWONG Man Sing

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

7 February 2007

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION INVOLVING ACQUISITION OF FOOD & BEVERAGE OPERATIONS

INTRODUCTION

On 1 December 2006, the Board and the CIHL Board jointly announced that the Company had entered into the Agreement on 25 November 2006 with, among other parties, the Vendor in relation to the acquisition of, in two tranches, a total of 100 shares in SEL, representing the entire issued share capital of SEL.

The Acquisition constitutes a major transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with information on the Agreement, SEL Group and other information as required under the Listing Rules.

* *For identification only*

THE AGREEMENT DATED 25 NOVEMBER 2006

1. Parties to the Agreement

Purchaser: The Company, an indirectly 56.7%-owned subsidiary of CIHL

Vendor: Sinochina Pacific Limited, a company incorporated in the BVI with limited liability in which Mr. Lenz owns 51.76% of its issued share capital. Sinochina Pacific Limited is an investment holding company.

To the best of the knowledge, information and belief of the Board and CIHL Board after having made all reasonable enquiries, the Vendor and its beneficial shareholders (i) are independent of the Company and CIHL and their respective connected persons, and are not connected persons of the Company and CIHL; and (ii) are neither the same as nor associated with the parties to the agreement in respect of the acquisition of Pacific Coffee (as described below).

2. Asset to be acquired

The Sale Shares, being 100 ordinary shares of SEL, representing the entire issued share capital of SEL.

The Sale Shares will be acquired by the Company in two tranches. Tranche I involves the acquisition of 49 ordinary shares of SEL and Tranche II involves the acquisition of 51 ordinary shares of SEL.

SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets. SEL Group currently operates 20 outlets in Hong Kong. Further information on SEL Group is set out in the section headed "Information on SEL Group" below.

3. Consideration and payment terms

The Consideration (subject to adjustment), including the considerations for Tranche I and Tranche II, shall be determined as follows and in any event not exceed HK$200 million in aggregate:

(a) Consideration for Tranche I

The purchase price for the first part of Tranche I which represents 25% of Sale Shares will be valued at:
(4.5 x actual Normalized 2006 EBITDA) x 25%

The purchase price for the second part of Tranche I which represents 24% of Sale Shares will be valued according to the following formula:

M x audited 2007 EBITDA x 24%, where M will be determined as follows:

If the audited 2007 EBITDA is:

(i)	less than or equal to HK$23.0 million,	M = 4.5.
(ii)	greater than HK$23.0 million but less than HK$26.0 million,	M = 5.0.
(iii)	equal to or greater than HK$26.0 million,	M = 5.5.

(b) Consideration for Tranche II

The purchase price for Tranche II will be valued according to the following formula:

P x audited 2008 EBITDA x 51%, where P will be determined as follows:

If the audited 2008 EBITDA is:

(i)	less than or equal to HK$25.0 million,	P = 4.5.
(ii)	greater than HK$25.0 million but less than HK$30.0 million,	P = 5.0.
(iii)	equal to or greater than HK$30.0 million,	P = 5.5.

If in any one year there is a loss incurred (resulting in negative audited EBITDA), the consideration calculated for that tranche of shares of SEL, which is determined by reference to the audited EBITDA for such year, shall instead be based on the audited net tangible asset value of SEL Group as reflected in the Audited Accounts for such year. Such revaluation method of the consideration applies to both tranches, to the extent relevant, and in the event of the significant disruption (as explained in sub-paragraph headed "Adjustment for a significant disruption" below) and Second Closing is accelerated pursuant to terms of the Agreement (as explained in sub-paragraph headed "Adjustment in the event that Second Closing is accelerated" below).

The Vendor and the Company agreed on a two-part Consideration so that the purchase price for (i) the second part of Tranche I; and (ii) Tranche II, will be based on the future performance of SEL Group.

The Consideration, including the payment terms, was agreed between the Company and the Vendor after arm's length negotiations. The Consideration represents 4.5 times of the actual Normalized 2006 EBITDA, and 4.5 to 5.5 times of the audited 2007 EBITDA and the audited 2008 EBITDA of SEL Group in aggregate. The consideration for Tranche I shall be paid at First Closing and the consideration for Tranche II shall be paid at Second Closing.

The Consideration shall be satisfied in cash and will be financed by the internal resources and available banking facilities (if required) of the Group. As at the Latest Practicable Date, the Group had available banking facilities of approximately HK$293.5 million.

Both the Board and the CIHL Board are of the view that the Consideration is fair and reasonable after taking into account the 254.4% growth in profit after taxation for the year ended 2005 from that for the year ended 2004 of SEL Group as well as the reputation of the outlets operated under SEL Group.

4. Conditions precedent to First Closing

First Closing is conditional on:

(i) completion of the restructuring of SEL Group including formation of SEL and re-organisation such that all the companies in SEL Group shall be beneficially wholly owned subsidiaries of SEL (except for Orchid International Limited);

(ii) the Company having obtained, in terms satisfactory to it, all consents and approvals as may be required under the Listing Rules (including without limitation any approval by the shareholders of the Company) in connection with the Agreement and the transactions contemplated thereunder, and the Company having issued and despatched its shareholders' circular as required by the Listing Rules;

(iii) the Company having obtained confirmation in writing from each shareholder and director of each company in SEL Group that it has no claim and is not aware of any circumstance which may give rise to a claim against any company in SEL Group;

(iv) provision to the Company of a pro forma balance sheet of SEL Group as at the month end of the calendar month immediately prior to the month of First Closing and management accounts with profit and loss accounts and balance sheet as at 30th September 2006 and actual profit and loss accounts for the nine months from January to September 2006; and

(v) the Company having undertaken a due diligence review of the restructuring of SEL Group as anticipated in paragraph (i) above and being satisfied with the review in all respects.

As at the Latest Practicable Date, all of the above conditions precendent except for condition (ii) have been fulfilled. Condition (ii) was waived by the Company by serving a written notice dated 30 January 2007 to the Vendor.

5. First Closing and Second Closing

First Closing took place on 31 January 2007 and an amount of approximately HK$42.8 million (subject to adjustments) was paid as purchase price for Tranche I (i.e. 49% of the Sale Shares) upon First Closing.

Second Closing shall take place within 21 days after the issue of the Audited Accounts for the year ending 31 December 2008, or such other dates as the parties may agree.

If at any time after First Closing and before Second Closing, (a) the Vendor or Mr. Lenz has committed a deliberate and substantial breach of the Agreement or the Shareholders' Agreement which breach (i) remains uncured for a period of 30 days after notice from the Company to the Vendor, and (ii) deprives the Company of a fundamental benefit of any of the agreements or is fundamentally inconsistent with the relationship of trust contemplated by the agreements, or (b) Mr. Lenz has knowingly committed a deliberate and material breach of a restrictive covenant or confidentiality obligation in the Service Agreement or the agreement between Mr. Lenz and the Company, which breach remains uncured for a period of 30 days after notice from the Company to the Vendor, and has or will have a material adverse effect on the Company or SEL Group, the Company may at its option by notice to the Vendor elect to (i) proceed to First Closing or Second Closing, as the case may be, in so far as reasonably practicable; (ii) postpone First Closing or Second Closing as the case may be, to a date (being a Business Day) falling not more than 10 Business Days after the date set for First Closing or Second Closing; (iii) terminate the Agreement; or (iv) by written notice accelerate Second Closing to a date no earlier than 10 Business Days after the date of breach.

After First Closing and before Second Closing, SEL Group will be equity accounted for as an associated company of the Company in accordance with HKFRS. After Second Closing, SEL Group will become a wholly-owned subsidiary of the Company and its results will be consolidated into the Group.

6. Adjustments

(a) Adjustment for a significant disruption

In the event that there is a significant disruption to the economic situation in Hong Kong leading to a significant market downturn for restaurant businesses during the financial year 2008 and the audited 2008 EBITDA of SEL Group is less than 70% of the budgeted 2008 EBITDA (as provided by the Vendor at the beginning of 2008) but positive (i.e. above zero) (if negative, the method of valuation based on net tangible asset value as described above and the payment adjustment as described below shall still apply), the sale and purchase of Tranche II of the Sale Shares shall be completed and paid within 21 days of the issue of the Audited Accounts for the year

ending 31 December 2008, but an adjustment payment shall be made within 21 days after the issue of the Audited Accounts for the year ending 31 December 2009. The adjustment payment would be based on the following calculation:

(51% x R x average of audited 2008 and 2009 EBITDA) less consideration for Tranche II, where R will be determined as follows:

If the average audited EBITDA for 2008 and 2009 is:

(i)	less than or equal to HK$25.0 million,	R = 4.5.
(ii)	greater than HK$25.0 million but less than HK$30.0 million,	R = 5.0.
(iii)	equal to or greater than HK$30.0 million,	R = 5.5.

(b) Adjustment in the event that Second Closing is accelerated

In the event that Second Closing is accelerated (under the circumstances described above) to a date prior to the issue of the Audited Accounts for the year ending 31 December 2008, the sale and purchase of Tranche II of the Sale Shares shall be completed and paid in accordance with the following:

Valuation will be based on the most recent set of Audited Accounts that have been issued. Therefore, if at the time of a breach, the Audited Accounts for the year ending 31 December 2007 have been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

T x audited 2007 EBITDA x 51%, where T will be determined as follows:

If the audited 2007 EBITDA is:

(i)	less than or equal to HK$23.0 million,	T = 4.5.
(ii)	greater than HK$23.0 million but less than HK$26.0 million,	T = 5.0.
(iii)	equal to or greater than HK$26.0 million,	T = 5.5.

If the Audited Accounts for the year ending 31 December 2007 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited Normalized 2006 EBITDA x 51%

If the Audited Accounts for the year ending 31 December 2006 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited 2005 EBITDA x 51%

Payment shall be made at Second Closing.

7. The Purchaser's Loan

Pursuant to the Agreement, the Company will lend to SEL Group upon request at any time after First Closing the Purchaser's Loan of up to HK$3.5 million for the capital expenditure of SEL Group. The Purchaser's Loan will bear interest, payable semi-annually, at the Hong Kong prime rate quoted by The Hongkong and Shanghai Banking Corporation Limited plus 100 basis points, and will be repaid by SEL Group in six equal semi-annual instalments commencing on the first anniversary of drawdown. The Purchaser's Loan will be secured by assets of SEL Group with a net realisable value of not less than the amount of the Purchaser's Loan. The Purchaser's Loan is expected to be financed by internal resources of the Company.

8. Additional Borrowing

Subject to the terms of the Agreement, SEL Group may borrow at any time after First Closing the Additional Borrowing of up to HK$11.5 million from third parties or the Company (if the Company offers more favourable terms of finance) for the capital expenditure of new outlets provided that, among others, SEL Group must obtain the Company's prior written approval of the opening or development of new outlets (save for new outlets agreed with the Company prior to the date of the Agreement). The Additional Borrowing, if provided, is expected to be financed by internal resources of the Group or external financing sources to be arranged by the Company depending on the then cash flow position of the Group.

9. Other terms

The Vendor also undertakes to the Company that:

(a) on or before 31 December 2006 or First Closing, whichever is earlier, it shall procure that SEL Group:

(i) sells and completes the sale of the Office for a sum of not less than HK$6.0 million;

(ii) uses the proceeds of sale of the Office to pay the Outstanding Management Bonuses;

(iii) uses the balance of the proceeds of sale of the Office after payment of the Outstanding Management Bonuses, to repay a corresponding portion of the Shareholders' Loan; and

(iv) provides evidence satisfactory to the Company that the above provisions have been fully complied with; and

Upon First Closing, all of the above items except for item (iii) have been fulfilled. Item (iii) was waived by the Company by serving a written notice dated 29 December 2006 to the Vendor.

(b) after First Closing, it shall procure that SEL Group:

(i) repays the Shareholders' Loan and any interest accrued on the principal amount of such loan from 1 November 2006 until the date of payment;

(ii) pays the dividends declared by CL Holdings prior to the date of the Agreement in the amount of HK$5,556,016 to the extent that it remains outstanding and unpaid as at First Closing; and

(iii) repays the various tax loans in full (including all interest and fees) granted by Shanghai Commercial Bank Ltd under facility letters dated 2 November 2006 in the total principal sum of approximately HK$2.2 million,

out of the operating cash flow of SEL Group. If there is insufficient operating cash flow to pay such sums immediately, such sums shall be repaid as soon as possible thereafter and in any event before 31 December 2007.

ANCILLARY AGREEMENTS

1. The Shareholders' Agreement dated 31 January 2007

Parties: the Company;
the Vendor; and
SEL.

Principal terms of the Shareholders' Agreement

(a) Board composition

The maximum number of directors of SEL shall be seven. For so long as each of the Company and the Vendor is a shareholder of SEL, the Company and the Vendor shall have the right to appoint and remove up to three directors and four directors respectively.

The chairman of the board of SEL shall be appointed by such board and shall not be entitled to a second or casting vote.

(b) Dividend policy

Shareholders of SEL will procure that immediately prior to Second Closing, SEL Group will distribute all available cash generated from the normal operation of the business of SEL Group that is legally available for distribution, provided that no such distribution shall be made to the extent that it would cause the net current operating assets of SEL Group as of Second Closing to be less than zero. To the extent that at Second Closing there is cash generated from the normal operation of the business of SEL Group that would have been distributed to the shareholders of SEL pursuant to the immediately preceding sentence but for the fact that such cash was not legally available for distribution, the Consideration for Tranche II shall be increased by an amount equal to 51% of the amount of such cash.

(c) Transfer of shares

No shareholder of SEL shall have the right to transfer any of its shares in SEL except in accordance with the provisions of the Shareholders' Agreement.

The Vendor may not transfer any of its shares in SEL except to the Company at Second Closing in accordance with the Agreement.

The Company may not transfer any of its shares in SEL to other parties unless it fails to complete Second Closing in which case, it may transfer its shares in SEL to the Vendor in accordance with the Agreement. However, the Company may at any time transfer any or all of its shares in SEL to a company within the Group provided that the transferee shall execute an instrument satisfactory to the Vendor and agree to be bound by the Shareholders' Agreement, and the Company shall remain bound to ensure that the transferee performs its obligations under the Shareholders' Agreement.

There is no present intention to appoint Mr. Lenz as a Director.

2. The agreement between Mr. Lenz and the Company dated 31 January 2007

Pursuant to the Agreement, in consideration of the Company agreeing to enter into the Agreement, the Shareholders' Agreement and the Escrow Agreement, Mr. Lenz, as the majority shareholder of the Vendor, undertakes to, among other things, procure due and punctual performance and compliance by the Vendor of its obligations and the giving of undertakings by the minority shareholders of the Vendor in connection with the Acquisition. In particular, Mr. Lenz undertakes that he holds and will continue to hold for the period from First Closing until Second Closing no less than 51% of the issued share capital of the Vendor.

3. The Escrow Agreement dated 31 January 2007

Pursuant to the Agreement, the Escrow Agreement was entered into among the Company, the Vendor and the Escrow Agent upon First Closing on 31 January 2007. On Second Closing, a proportion of the consideration for Tranche II equal to the maximum aggregate liability of the Vendor under the warranties of the Agreement (i.e. HK$10 million) less any Resolved Claim, shall be placed into escrow until the expiry of the one year period following Second Closing. The Escrow Amount shall be held by the Escrow Agent to be used by way of set-off against any Resolved Claim after Second Closing. Consideration for Tranche II shall be reduced by the amount of any Resolved Claim as of Second Closing. The Escrow Agreement shall continue in full force and effect until the Escrow Agreement is terminated or all monies in the Escrow Account have been released in accordance with the Escrow Agreement.

4. The Service Agreement dated 31 January 2007

Pursuant to the Agreement, Mr. Lenz and SEL entered into the Service Agreement upon First Closing on 31 January 2007 to employ Mr. Lenz as the chief executive officer of SEL for the purpose of facilitating a smooth transition of SEL Group after the Acquisition.

Pursuant to the terms of the Service Agreement, the employment of Mr. Lenz as the chief executive officer of SEL shall be for a term of two and a half years commencing from First Closing.

INFORMATION ON SEL GROUP

SEL was incorporated in the BVI on 6 September 2006. Pursuant to a restructuring exercise, SEL has become the holding company of the companies now comprising SEL Group (also known under the trade name "Igor's"). The first restaurant was established in 1998 and now there are 20 outlets in operation including, among others, "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris" in various prime dining destinations such as Lan Kwai Fong, Soho, Stanley, and Knutsford Terrace in Hong Kong. Igor's restaurants offer a wide variety of international *cuisines*, ranging from traditional French to casual fast food. In addition, Igor's also operates bars and restaurants in the premier entertainment districts of Lan Kwai Fong and Wanchai, namely "Stormies", "The Cavern", "Swindlers", and "Typhoon", where their resident bands offer a repertoire of live music entertainment.

Set out below is the audited consolidated financial information of SEL Group (excluding SEL) for the two years ended 31 December 2004 and 2005 and eleven months ended 30 November 2006 prepared in accordance with the HKFRS:

	For the year ended 31 December		For the eleven months ended 30 November
	2004	**2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*
Turnover	81.4	105.8	107.0
Profit before taxation	3.5	9.4	7.6
Profit after taxation	2.4	8.3	6.6

	As at		As at 30 November
	31 December 2004	**31 December 2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*
Total assets	30.3	39.1	50.1
Net assets	10.3	20.2	19.6

The accountants' report on SEL Group is set out in Appendix I to this circular.

After First Closing and before Second Closing, SEL Group will be equity accounted for as an associated company of the Company in accordance with HKFRS. After Second Closing, SEL Group will become a wholly-owned subsidiary of the Company and its results will be consolidated into the Group.

FINANCIAL EFFECTS OF THE ACQUISITION

Upon Completion, SEL would become a direct wholly-owned subsidiary of the Company and its results, assets and liabilities would be consolidated into the accounts of the Group.

Earnings

The Group recorded an audited consolidated profit after tax of approximately HK$37.0 million for the year ended 31 March 2006. The SEL Group recorded an audited consolidated profit after tax of approximately HK$6.6 million for the period from 1 January 2006 to 30 November 2006. Given the track record of SEL Group, the Acquisition will enlarge the earning base of the Group in the future.

Assets and liabilities

As set out in the unaudited consolidated balance sheet of the Group in Appendix II to this circular, the Group had unaudited net tangible asset value of approximately HK$274.5 million as at 30 September 2006. After the Acquisition, the unaudited pro forma net tangible asset of the Enlarged Group was approximately HK$92.8 million as shown in the unaudited pro forma statement of assets and liabilities of the Enlarged Group in Appendix III to this circular. The drop was mainly attributable to the goodwill and intangible assets arising from the Acquisition of approximately HK$181.9 million.

As shown in the unaudited pro forma statement of assets and liabilities of the Enlarged Group in Appendix III to this circular, the Enlarged Group would hypothetically record net liabilities of approximately HK$20 million after Completion. As disclosed in the note (3) to the unaudited pro forma statement of assets and liabilities in Appendix III to this circular, the Directors consider that they are not in a position to make a best estimate of the Consideration at the moment because it is based on the future performance of SEL Group. Accordingly, the unaudited pro forma statement of assets and liabilities of the Enlarged Group is prepared on the basis that the Consideration would be at a maximum amount of HK$200 million and on the assumption that such HK$200 million would be settled by single payment. Given the actual settlement of Tranche I and Tranche II would be made during 2007 to 2009, the Directors consider that the net current liability position of the Enlarged Group as set out in the unaudited pro forma statement of assets and liabilities of the Enlarged Group has no immediate adverse effect on the liquidity of the Enlarged Group.

Gearing

As set out in the unaudited consolidated balance sheet of the Group in Appendix II to this circular, the Group had bank borrowings of approximately HK$95 million as at 30 September 2006. After the Acquisition, the bank borrowings of the Enlarged Group was approximately HK$100 million as shown in the unaudited pro forma statement of assets and liabilities of the Enlarged Group in Appendix III to this circular.

The above financial effects on assets and liabilities, and gearing, are for illustrative purpose only and do not purport to represent the results or financial position of the Enlarged Group on Completion.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The Board was approached by Quam Capital Limited, the financial adviser to the Vendor in February 2006 regarding an investment opportunity in SEL. After carrying out preliminary financial and legal due diligence on the businesses of SEL Group, the Company commenced negotiations with the Vendor in acquiring the entire issued share capital of SEL. The Agreement was reached between the parties to the Agreement on 25 November 2006.

The Company completed the acquisition of Pacific Coffee in May 2005. Apart from selling coffees and cold beverages, pastries and coffee-related hardware and supplies at its outlets, Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. For the year ended 31 March 2006, Pacific Coffee contributed a 10-month turnover of approximately HK$180 million to the Group. In light of the success of Pacific Coffee in capturing the fast growing and lucrative specialty coffee business in Hong Kong, it is disclosed in the Company's 2005/2006 annual report that the Board intends to further develop the Group's food and beverage business to obtain economies of scale and broaden the income stream. The Company will continue to develop its existing businesses and will further explore investment opportunities in the food and beverage business in Hong Kong and neighbouring regions. The Board considers that the Acquisition is in line with the Group's business strategy.

The Acquisition represents an attractive opportunity to the Group as it enables the Group to fortify its food and beverage business. In particular, the Board believes that the outlets operated under SEL Group will enable the Group to capture the fast growing and lucrative western lifestyle food and beverage market in Asia. Furthermore, after the Acquisition, the Company may leverage on its market knowledge and experience in the food and beverage business and enjoy operational economies of scale.

In view of the above, both the Board (including the independent non-executive Directors) and the CIHL Board consider the terms of the Acquisition, including the Consideration and its payment terms, are on normal commercial terms and are fair and reasonable and the Acquisition is in the interest of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Acquisition, when aggregated with the Purchaser's Loan and the Additional Borrowing if provided by the Company, constitutes a major transaction of the Company and would normally require shareholders' approval at a general meeting of the Company. According to Rule 14.44 of the Listing Rules, in the event that a written shareholders' approval has been obtained from a shareholder who holds more than 50% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the transaction, the holding of a general meeting can be waived. The Company has received a written approval in respect of the Acquisition from CIHL, which together with Firstland Company Limited, a wholly-owned subsidiary of CIHL, hold approximately 56.7% of the issued share capital of the Company as at the Latest Practicable Date. No Shareholder, including CIHL and its associates, is interested in the Acquisition except as a Shareholder, therefore no Shareholder would be required to abstain from voting if the Company were to convene a general meeting to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of the Company and CIHL after having made all reasonable enquiries, the Vendor and its associates do not have any interests

in the Company or CIHL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of the Company to be held for its shareholders to approve the Acquisition is not required.

Pursuant to Rule 4.06(1) of the Listing Rules, the accountants' report on SEL Group as set out in Appendix I to this circular should comprise the consolidated results of SEL Group for each of the three financial years immediately preceding the issue of this circular (i.e. each of the three financial years ended 31 December 2004, 2005 and 2006). The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 4.06(1) of the Listing Rules on the ground that strict compliance with the requirements under Rule 4.06(1) of the Listing Rules would be unduly burdensome since additional field work on the December 2006 financial information would be required and there would not have been sufficient time for SEL Group and the reporting accountants, Li, Tang, Chen & Co., to produce the accountants' report on SEL Group for the three years ended 31 December 2006 in order to despatch this circular on or before 7 February 2007. In addition, the Directors have performed sufficient due diligence work on SEL Group to ensure that, up to the date of this circular, there has been no material adverse change in the financial position of SEL Group since 30 November 2006 and there has been no event occurred since 30 November 2006 which would material affect the financial information as shown in the accountants' report on SEL Group in Appendix I to this circular. The Stock Exchange has granted the Company the waiver from strict compliance with Rule 4.06(1) of the Listing Rules on the conditions that (i) this circular is to be despatched on or before 7 February 2007 and (ii) the Directors have confirmed that sufficient due diligence work as mentioned above was performed. The accountants' report on SEL Group as set out in Appendix I to this circular now comprises each of the three financial years ended 31 December 2003, 2004, 2005 and the eleven months ended 30 November 2006.

OTHER INFORMATION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the provision of computer and information communication technology, food and beverage and investment in securities.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

GENERAL

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

(A) ACCOUNTANTS' REPORT ON SEL GROUP

The following is the text of a report, prepared for the purpose of incorporation in this circular, received from the reporting accountants, Li, Tang, Chen & Co., Certified Public Accountants, Hong Kong.

李湯陳會計師事務所
LI, TANG, CHEN & CO.
Certified Public Accountants (Practising)

7th February 2007

The Directors,
Chevalier iTech Holdings Limited

Dear Sirs,

We set out below our report on the financial information relating to Sinochina Enterprises Limited (the "Target Company") and its subsidiaries (hereinafter collectively referred to as the "Target Group") for the period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003 for each of the two years ended 31st December, 2004 and 2005 and the eleven months ended 30th November, 2006 (the "Relevant Periods") and the eleven months ended 30th November, 2005 (the "30th November, 2005 Financial Information"), prepared on the basis set out in note 1 of Section B below for inclusion in the circular of Chevalier iTech Holdings Limited (the "Company") dated 7th February, 2007 in connection with the proposed acquisition of the entire equity interest in the Target Company by the Company (the "Circular").

The Target Company was incorporated in the British Virgin Islands with limited liability under the International Business Companies Act of the British Virgin Islands on 6th September, 2006. The principal activity of the Target Company is investment holding. During the Relevant Periods, the Target Group is principally engaged in restaurant operations. The Target Company has not carried on any business, save for the acquisition of the entire equity interests in CL Holdings Limited as defined below on 23rd November, 2006, since its incorporation.

All companies now comprising the Target Group have adopted 31st December as their financial year end date.

Pursuant to the restructuring of the Target Group on 23rd November, 2006, the shareholders of CL Holdings Limited transferred their interests in CL Holdings Limited to the Target Company for the purpose of acting as the holding company of the subsidiaries and associate as set out below.

As at the date of this report, the Target Company had direct and indirect interests in the following subsidiaries and associate:

Name	Place and date of incorporation	Nominal value of issued and paid-up share	Percentage of equity interest attributable to the Target Company		Principal activities	*Note*
			Direct	Indirect		
Subsidiaries:						
CL Holdings Limited	Hong Kong 15/01/2003	Ordinary HK$200,000	100%	–	Investment holding	
Capital World (H.K.) Limited	Hong Kong 14/08/2000	Ordinary HK$5,000	–	100%	Restaurant	*(1)*
Info Dragon Limited	Hong Kong 6/8/2003	Ordinary HK$10,000	–	100%	Trading of food and beverage	*(2)*
New Global (H.K.) Limited	Hong Kong 30/08/2000	Ordinary HK$10,000	–	100%	Restaurant	*(3)*
Orient Talent (Hong Kong) Limited	Hong Kong 05/07/2002	Ordinary HK$2	–	100%	Restaurant	*(4)*
Grand Concept (Hong Kong) Limited	Hong Kong 06/12/2002	Ordinary HK$2	–	100%	Restaurant	*(5)*
Giant Ocean (H.K.) Limited	Hong Kong 20/11/1998	86 class "A" ordinary shares HK$86 90 class "B" ordinary shares HK$90	–	100%	Restaurant	*(6)*
Pacific York (H.K.) Limited	Hong Kong 24/04/2001	Ordinary HK$2	–	100%	Restaurant	*(7)*
Champ Success (Hong Kong) Limited	Hong Kong 24/03/2003	Ordinary HK$2	–	100%	Restaurant	*(8)*
Igor's Group Management Limited	Hong Kong 25/10/1999	Ordinary HK$2	–	100%	Restaurant	*(9)*
Giant Dragon (Hong Kong) Limited	Hong Kong 06/01/2003	Ordinary HK$10,000	–	100%	Restaurant	*(10)*
Super Target (Hong Kong) Limited	Hong Kong 15/12/2003	Ordinary HK$100	–	100%	Restaurant	*(11)*
Success Well (HK) Limited	Hong Kong 14/03/2006	Ordinary HK$10,000	–	100%	Restaurant	*(12)*
Eastech Limited	Hong Kong 13/06/1991	Ordinary HK$6,080,832	–	100%	Restaurant	*(13)*
Marson Consultants Limited	Hong Kong 10/03/1994	Ordinary HK$10	–	100%	Restaurant	*(14)*
Associate:						
Orchid International Limited	Hong Kong 19/09/2001	Ordinary HK$760,000	–	50%	Restaurant	*(15)*

Note

1. Capital World (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
2. Info Dragon Limited became a subsidiary of the Target Group on 22nd August, 2003.
3. New Global (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
4. Orient Talent (Hong Kong) Limited became a subsidiary of the Target Group on 2nd April, 2003.
5. Grand Concept (Hong Kong) Limited became a subsidiary of the Target Group on 2nd April, 2003.
6. Giant Ocean (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
7. Pacific York (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
8. Champ Success (Hong Kong) Limited became a subsidiary of the Target Group on 3rd May, 2003.
9. Igor's Group Management Limited became a subsidiary of the Target Group on 25th July, 2003.
10. Giant Dragon (Hong Kong) Limited became a subsidiary of the Target Group on 8th September, 2003.
11. Super Target (Hong Kong) Limited became a subsidiary of the Target Group on 16th January, 2004.
12. Success Well (HK) Limited became a subsidiary of the Target Group on 10th July, 2006.
13. The Target Group acquired 17.48% of issued ordinary shares of Eastech Limited on 20th October, 2003 and further acquired remaining 31.75% and 50.77% of issued ordinary shares on 23rd December, 2004 and 31st October, 2006 respectively.
14. The Target Group acquired 40% of issued ordinary shares of Marson Consultants Limited on 2nd July, 2003 and further acquired remaining 60% of the issued ordinary shares on 31st October, 2006.
15. The Target Group acquired 50% of issued ordinary shares of Orchid International Limited on 1st November, 2005.

The Financial Information has been prepared by sole director of Target Company based on the audited financial statements or, where appropriate, the unaudited management financial statements of Target Group, after making such adjustments as are appropriate. Adjustments have been made for the purpose of this report to restate these financial statements to conform with accounting policies as referred to Section B below, which are in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). HKFRSs include all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations.

For the purpose of this report, we have carried out appropriate audit procedures in respect of the audited financial statements or, where appropriate, unaudited management financial statements of Target Group for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the HKICPA and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKICPA.

For the purpose of this report, we have performed a review of the 30th November, 2005 Financial Information, which includes the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Target Group for the eleven months ended 30th November, 2005, for which the sole director of the Target Company is responsible, in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquiries of management and applying analytical procedures to the 30th November, 2005 Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets and liabilities than an audit or examination procedures described in the preceding paragraph, and accordingly, we do not express an audit opinion on the 30th November, 2005 Financial Information.

The Financial Information, which includes the consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements of the Target Group for the Relevant Periods and the 30th November, 2005 Financial Information, the consolidated balance sheets of the Target Group as at 31st December, 2003, 2004 and 2005 and 30th November, 2006, together with the notes thereto as set out in this report, have been prepared and presented on the basis set out in note 1 of Section B below.

The directors of the respective companies of the Target Group are responsible for the preparation of the financial statements of the relevant companies which give a true and fair view. The sole director of the Target Company is responsible for the preparation of the Financial Information. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

In forming our opinion, we have considered the adequacy of the disclosures made in the Financial Information concerning the adoption of the going concern basis for the preparation of the Financial Information. As explained in note 1 of Section B below, the Financial Information has been prepared on a going concern basis, the validity of which is based on the ability of the Target Group to generate positive cash flow from its operation. We have evaluated the sole director's assessment of the ability to continue as a going concern by analysing cash flow forecast from 1st January, 2007 to 28th February, 2008 prepared by the sole director and have also reviewed and discussed with the sole director regarding the Target Group's future investment and business plans. The Financial Information has been prepared on a going concern basis on the assumption that the Target Group can generate positive cash flow from its operation and future investments.

In our opinion, on the basis of presentation set out in note 1 of Section B below, the Financial Information, for the purpose of this report, gives a true and fair view of the consolidated results and consolidated cash flows of the Target Group for the Relevant Periods and of the consolidated state of affairs of the Target Group as at 31st December, 2003, 2004 and 2005 and 30th November, 2006 and the state of affairs of the Target Company as at 30th November, 2006.

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the 30th November, 2005 Financial Information.

A. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS

	Note	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003	Year ended 31st December 2004	2005	Eleven months ended 30th November 2005	2006
		HK$'000	HK$'000	HK$'000	HK$'000 (unaudited)	HK$'000
TURNOVER	5	45,742	81,424	105,804	95,591	107,041
COST OF SALES		(9,373)	(15,348)	(20,210)	(18,209)	(21,176)
GROSS PROFIT		36,369	66,076	85,594	77,382	85,865
OTHER INCOME AND GAINS	5	4,794	1,925	3,622	1,431	7,006
ADMINISTRATIVE AND OTHER OPERATING EXPENSES		(38,422)	(64,251)	(79,949)	(73,169)	(85,862)
FINANCE COSTS	6	(67)	(238)	(140)	(99)	(231)
SHARE OF RESULTS OF ASSOCIATES		–	–	292	354	806
PROFIT BEFORE TAXATION	7	2,674	3,512	9,419	5,899	7,584
TAX EXPENSE	8	(721)	(1,160)	(1,084)	(907)	(999)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		1,953	2,352	8,335	4,992	6,585
DIVIDEND	9	–	–	7,200	–	–

		CONSOLIDATED BALANCE SHEETS				BALANCE SHEET
		As at 31st December			As at 30th November	As at 30th November
	Note	2003	2004	2005	2006	2006
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS						
Property, plant and equipment	*10*	11,206	14,855	10,858	17,761	–
Prepaid land lease payments	*11*	498	497	496	950	–
Subsidiary	*12*	–	–	–	–	390
Associates	*13*	(133)	387	5,424	1,462	–
Investment securities	*14*	1,190	–	–	–	–
Goodwill	*15*	–	–	–	–	–
Negative goodwill	*16*	(2,083)	(1,562)	–	–	–
Deferred tax assets	*17*	76	99	257	336	–
Rental deposits		2,586	2,907	3,841	3,490	–
Circulatory inventories		476	687	718	1,113	–
		13,816	17,870	21,594	25,112	390
CURRENT ASSETS						
Inventories	*18*	1,516	1,913	2,586	3,103	–
Rental and other deposits		1,990	2,193	3,206	6,343	–
Accounts receivable	*19*	817	2,278	1,553	1,087	–
Amount due from related companies of SEL	*20*	–	–	–	268	–
Amount due from sole director of SEL	*21*	–	–	341	–	–
Prepaid land lease payments	*11*	1	1	1	21	–
Prepayments		249	433	567	931	–
Tax recoverable	*8(c)*	–	56	–	118	–
Cash and bank balances	*22*	2,739	5,544	9,285	13,134	–
		7,312	12,418	17,539	25,005	–
CURRENT LIABILITIES						
Amount due to ultimate holding company of SEL	*23*	(389)	(389)	(389)	(267)	(389)
Amount due to an associate of SEL	*23*	–	–	(216)	–	–
Amount due to related companies of SEL	*23*	(1,571)	(111)	–	–	–
Amount due to sole director of SEL	*23*	(1,629)	(2,279)	–	–	–
Amount due to shareholders of the ultimate holding company of SEL	*24*	(6,208)	(5,850)	(5,000)	(5,700)	–
Receipts in advance		–	(340)	(120)	–	–

		CONSOLIDATED BALANCE SHEETS				BALANCE SHEET
		As at 31st December			As at 30th November	As at 30th November
	Note	2003	2004	2005	2006	2006
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Accounts payable	25	(3,179)	(4,960)	(4,265)	(7,340)	–
Accrued expenses		(3,351)	(3,824)	(5,149)	(5,728)	–
Dividend payable		–	–	–	(5,556)	–
Current portion of obligations under finance leases	26	(60)	(60)	(43)	(78)	–
Bank borrowings	27	(1,894)	(1,046)	(2,450)	(2,603)	–
Tax payable		(209)	(822)	(1,138)	(1,101)	–
		(18,490)	(19,681)	(18,770)	(28,373)	(389)
NET CURRENT LIABILITIES		(11,178)	(7,263)	(1,231)	(3,368)	(389)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,638	10,607	20,363	21,744	1
NON-CURRENT LIABILITIES						
Obligations under finance leases	26	(100)	(40)	–	(18)	–
Bank borrowings	27	(555)	(148)	(139)	(2,117)	–
Deferred tax liabilities	17	(319)	(92)	–	–	–
		(974)	(280)	(139)	(2,135)	–
NET ASSETS		1,664	10,327	20,224	19,609	1
CAPITAL AND RESERVES						
Share capital	28	1	1	1	1	1
Merger reserve	29	(290)	6,021	6,021	6,021	–
Unappropriated profits		1,953	4,305	7,002	13,587	–
Proposed final dividend		–	–	7,200	–	–
		1,664	10,327	20,224	19,609	1

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital *HK$'000*	Merger reserve *HK$'000*	Unappropriated profits *HK$'000*	Proposed final dividend *HK$'000*	Total *HK$'000*
Balance at 15th January, 2003 (date of incorporation of CL Holdings Limited)	1	(290)	–	–	(289)
Profit for the period	–	–	1,953	–	1,953
Balance at 31st December, 2003	1	(290)	1,953	–	1,664
Issue of new shares by CL Holdings Limited	–	6,311	–	–	6,311
Profit for the year	–	–	2,352	–	2,352
Balance at 31st December, 2004 and 1st January, 2005	1	6,021	4,305	–	10,327
Opening balance adjustment arising on adoption of HKFRS 3 *(note 2(i))*	–	–	1,562	–	1,562
Balance at 1st January, 2005	1	6,021	5,867	–	11,889
Profit for the year	–	–	8,335	–	8,335
Proposed final dividend	–	–	(7,200)	7,200	–
Balance at 31st December, 2005	1	6,021	7,002	7,200	20,224
Profit for the period	–	–	6,585	–	6,585
Dividend paid	–	–	–	(7,200)	(7,200)
Balance at 30th November, 2006	1	6,021	13,587	–	19,609
(Unaudited)					
Balance at 1st January, 2005	1	6,021	5,867	–	11,889
Profit for the period	–	–	4,992	–	4,992
Balance at 30th November, 2005	1	6,021	10,859	–	16,881

CONSOLIDATED CASH FLOW STATEMENTS

	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December,	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
OPERATING ACTIVITIES					
Profit before taxation	2,674	3,512	9,419	5,899	7,584
Adjustments for:					
Share of results of associates	–	–	(292)	(354)	(806)
Depreciation	2,890	4,939	5,615	5,115	4,845
Amortisation on prepaid land lease payments	1	1	1	1	21
Interest income	(1)	(1)	(68)	(40)	(157)
Amortisation of negative goodwill arising on acquisition of subsidiaries	(4,542)	(521)	–	–	–
Gain on disposal of property, plant, and equipment and prepaid land lease payments	–	–	–	–	(5,370)
Interest expenses	67	238	140	99	231
Bad debts written off	33	–	–	–	–
Property, plant and equipment written off	29	–	4	4	29
Provision against/(write-back of provision against) interest in associates	3,140	920	(2,242)	–	–
Write-off of interest in an associate	–	2,883	–	–	–
Provision against investment securities	596	–	–	–	–
Impairment loss on goodwill	–	–	–	–	1,933
Increase in circulatory inventories	(150)	(211)	(31)	(31)	(272)
Increase in inventories	(922)	(397)	(673)	(490)	(397)
Increase in rental and other deposits	(2,979)	(524)	(1,947)	(1,020)	(2,377)
(Increase)/decrease in accounts receivable	(323)	(1,461)	725	628	547
Increase in amount due from related companies of SEL	–	–	–	–	(268)
(Increase)/decrease in amount due from sole director of SEL	–	–	(341)	(341)	341
Increase in prepayments	(249)	(184)	(134)	(354)	(307)
Decrease in amount due to ultimate holding company of SEL	–	–	–	–	(122)
Increase/(decrease) in amount due to an associate of SEL	–	–	216	–	(216)
Increase/(decrease) in amount due to related companies of SEL	5,059	(1,460)	(111)	(111)	–
Increase/(decrease) in amount due to sole director of SEL	1,629	650	(2,279)	(2,279)	–
Increase/(decrease) in amount due to shareholders of the ultimate holding company of SEL	1,665	(358)	(850)	(850)	700
Increase/(decrease) in receipts in advance	–	340	(220)	(203)	(120)
Increase/(decrease) in accounts payable	597	1,781	(695)	(1,033)	(1,448)
Increase in accrued expenses	3,351	473	1,325	984	458
Cash generated from operations	12,565	10,620	7,562	5,624	4,829
Interest paid	(67)	(238)	(140)	(99)	(231)
Tax paid	(1,468)	(853)	(962)	(867)	(1,233)
NET CASH FROM OPERATING ACTIVITIES	11,030	9,529	6,460	4,658	3,365

	Note	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003 HK$'000	Year ended 31st December 2004 HK$'000	2005 HK$'000	Eleven months ended 30th November 2005 HK$'000 (unaudited)	2006 HK$'000
INVESTING ACTIVITIES						
Interest received		1	1	68	40	157
Purchases of property, plant and equipment		(9,832)	(8,588)	(1,622)	(1,557)	(13,208)
Sale proceeds on property, plant and equipment and prepaid land lease payments		–	–	–	–	7,841
Acquisition of subsidiaries	35	2,135	–	–	–	540
Investment in associates		–	(310)	(501)	–	–
(Net advances to)/repayment from associates		(1,337)	(2,823)	(2,001)	(2,423)	4,768
Acquisition of investment securities		(1,786)	–	–	–	–
NET CASH (USED IN)/ FROM INVESTING ACTIVITIES		(10,819)	(11,720)	(4,056)	(3,940)	98
FINANCING ACTIVITIES						
Dividend paid		–	–	–	–	(1,644)
Proceeds on issue of new shares of CL Holdings Limited		100	6,311	–	–	–
Bank loans obtained		3,018	764	3,350	3,350	4,650
Repayment of bank loans		(570)	(2,019)	(1,955)	(1,567)	(2,518)
Capital element of finance leases rental payments		(20)	(60)	(58)	(4)	(102)
NET CASH FROM FINANCING ACTIVITIES		2,528	4,996	1,337	1,779	386
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,739	2,805	3,741	2,497	3,849
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		–	2,739	5,544	5,544	9,285
CASH AND CASH EQUIVALENTS AT END OF PERIOD		2,739	5,544	9,285	8,041	13,134
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS						
Cash and bank balances		2,739	5,544	9,285	8,041	13,134

B. NOTES TO THE FINANCIAL INFORMATION

1. BASIS OF PRESENTATION

The Financial Information has been prepared based on the principles of merger accounting in accordance with Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA, as if the restructuring had been completed as at the beginning of the Relevant Periods because the Target Company's acquisitions of CL Holdings Limited should be regarded as business combinations under common control as the Target Company and CL Holdings Limited are ultimately controlled by the ultimate holding company of the Target Group, before and after restructuring.

The consolidated income statements, consolidated cash flow statements and consolidated statements of changes in equity of the Target Group for the Relevant Periods include the results and cash flows of all companies now comprising the Target Group as if the current structure had been in existence throughout the Relevant Periods, or since their respective date of acquisition, incorporation or establishment, where this is a shorter period. The consolidated balance sheets of the Target Group as at 31st December, 2003, 2004 and 2005 and as at 30th November, 2006 have been prepared to present the state of affairs of the Target Group as if the current structure had been in existence and in accordance with the respective equity interests and/or the power to exercise control over the individual companies attributable to the existing shareholders as at the respective dates.

The Financial Information has been prepared on the presumption that the Target Group will continue to operate as a going concern. This presumption is based on the opinion of the sole director that the Target Group can generate positive cash flow from its operation to meet any liabilities as they fall due within twelve months from 1st December, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance:

The Financial Information has been prepared in accordance with the significant accounting policies set out below. These accounting policies are in accordance with all applicable HKFRSs (which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the HKICPA and accounting principles generally accepted in Hong Kong, and have been consistently applied throughout the Relevant Periods.

The HKFRSs which are relevant to these Financial Information are set out below and the Financial Information for the Relevant Periods have been restated as required, in accordance with the relevant requirements.

- HKAS 1 Presentation of financial statements;
- HKAS 2 Inventories;
- HKAS 7 Cash flow statements;
- HKAS 8 Accounting policies, changes in accounting estimates and errors;
- HKAS 10 Events after the balance sheet date;
- HKAS 12 Income taxes;
- HKAS 14 Segment reporting;
- HKAS 16 Property, plant and equipment;
- HKAS 17 Leases;
- HKAS 18 Revenue;
- HKAS 19 Employee benefits;
- HKAS 21 The effects of changes in foreign exchange rates;
- HKAS 23 Borrowing costs;
- HKAS 24 Related party disclosures;

•	HKAS 27	Consolidated and separate financial statements;
•	HKAS 28	Investment in associates;
•	HKAS 32	Financial instruments: Disclosure and presentation;
•	HKAS 36	Impairment of assets;
•	HKAS 37	Provisions, contingent liabilities and contingent assets;
•	HKAS 38	Intangible assets;
•	HKAS 39	Financial instruments: Recognition and measurement;
•	HKAS 39 Amendment	Transition and initial recognition of financial assets and financial liabilities;
•	HKAS 39 and HKFRS 4 Amendment	Financial Guarantee Contracts; and
•	HKFRS 3	Business combinations.

The adoption of the following HKFRSs has resulted in changes in the Target Group's accounting policies that have an effect on how the results for the Relevant Periods prepared and presented.

i) Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. From 1st January, 2005 onwards, the Target Group has applied HKAS 17 "Leases" ("HKAS 17"). Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

This new accounting policy relating to leases has resulted in the following effects:

i) a decrease in the Target Group's property, plant and equipment as at 31st December, 2004 and 2003 by HK$498,440 and HK$499,177 respectively.

ii) an increase in the Target Group's prepaid land lease payments as at 31st December, 2004 and 2003 by HK$498,440 and HK$499,177 respectively.

ii) HKFRS 3 – Business combinations

From 1st January, 2005 onwards, the Target Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the group are summarized below:

Excess of the Target Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Target Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising from acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant

transitional provision in HKFRS 3, the Target Group derecognised all negative goodwill on 1st January, 2005. Accordingly, adjustments of HK$1,562,000 to the unappropriated profits as at 1st January, 2005 has been made.

The Financial Information also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange")

b) Basis of consolidation:

The Financial Information includes the financial statements of the Target Company and its subsidiaries for the Relevant Periods. The results of the companies comprising the Target Group were presented on a merger accounting basis as described in note (1) above.

All significant intercompany transactions and balances within the Target Group are eliminated on consolidation.

c) Basis of preparation of the Financial Information:

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

d) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalised as an additional cost of that asset.

Depreciation on property, plant and equipment is calculated on the straight-line basis to allocate cost to their residual value over their estimated useful lives as follows:

Buildings	4% per annum
Leasehold improvements	33 1/3 % per annum or terms of lease
Furniture and fixtures	20% per annum
Office equipment	20% per annum
Plant and equipment	20% per annum
Kitchen and bar equipment	20% per annum
Motor vehicles	30% per annum

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on derecognition of the asset (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

e) Subsidiaries:

A subsidiary is a company, in which the Target Company, directly or indirectly, controls more than half of its voting power or holds more than half of the issued share capital or controls the composition of its board of directors. Control exists when the Target Company has the power, directly or indirectly, to govern the financial and operating policies of the enterprises so as to obtain benefits from their activities.

f) Associates:

Associates are all entities over which the Target Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Target Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Target Group's share of losses of an associate equals or exceeds its interest in that associate, the Target Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Target Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where the Target Group transacts with an associate, profits and losses are eliminated to the extent of the Target Group's interest in the relevant associate.

g) Investment securities:

Prior to 1st January, 2005, the Target Group classified its investment in unlisted shares as investment securities.

Investment securities are unlisted shares which are stated at cost less any identified impairment loss.

The carrying amounts of individual investments are reviewed at the balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities would be reduced to its fair value. The amount of the reduction is recognised as an expense in the income statement.

From 1st January, 2005 onwards, The Target Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluate this designation at every reporting date.

h) Goodwill:

Goodwill arising on an acquisition of a subsidiary or an associate represents the excess of the cost of acquisition over the Target Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purpose of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is

tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, the then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Goodwill previously eliminated against the consolidated reserves

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated reserves in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated reserves and is not recognised in profit or loss which all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

i) Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions"):

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1st January, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

In periods prior to 1st January, 2005, negative goodwill (excess of the Target Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost) arising from acquisitions was presented as deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provision in HKFRS 3, the Target Group derecognised all negative goodwill on 1st January, 2005. Accordingly, adjustments of HK$1,562,000 to the unappropriated profits had been made.

j) Circulatory inventories:

Circulatory inventories include assets such as glasses, crockery, kitchen utensils and staff uniforms which need frequent replacement and are necessary to operate the business at a satisfactory level. The initial purchase of such assets has been capitalised but their subsequent replacement will be written off to the income statement as incurred. Due to the continuous replacement of these assets, no depreciation is provided in accordance with standard restaurant accounting practice.

k) Inventories:

Inventories are stated at the lower of cost and net realisable value. Cost includes cost of purchase computed using the first-in-first-out method. Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management estimates based on prevailing market conditions.

l) Impairment:

At each balance sheet date, the Target Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

m) Receivables:

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment unless the effect of discounting would be immaterial, in which case they are stated at cost, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Target Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

n) Cash and cash equivalents:

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally with three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Target Group's cash management.

o) Payables:

Payables are initially measured at fair value and, after initial recognition, at amortised cost, except for short-term payables with no stated interest rate and the effect of discounting being immaterial, that are measured at their original invoice amount.

p) Revenue recognition:

i) Sales of food, beverage, cigarette and others are recognised upon the delivery of goods to customers.

ii) Service fee income is recognised when the services are provided.

iii) Delivery charges income is recognised at the time when the services are provided.

iv) Rental income under operating leases are credited to the income statement on a straight-line basis over the term of the lease.

v) Marketing service and management fee income is recognised at the time when the services are provided.

vi) Interest income is accrued on a time proportion basis by reference to the principal outstanding and at the effective interest rate applicable.

q) **Borrowing costs:**

Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

r) **Taxation:**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Target Company's liability for current tax is calculated using tax rates that are enacted or substantially enacted at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

s) **Leases:**

Leases that transfer substantially all the rewards and risks of ownership of assets to the Target Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease term and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Target Group is the lessor, assets leased by the Target Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease term. Where the Target Group is the lessee, rentals payable under the operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the relevant lease terms.

Prepaid land lease payments are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of properties as a finance lease.

t) Related parties:

For the purposes of these financial statements, parties are considered to be related to the Target Group if the Target Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or whether the Target Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Target Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Target Group or of any entity that is a related party of the Target Group.

u) Retirement benefits scheme:

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

v) Provisions and contingencies:

A provision is recognized when there is a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed regularly and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Target Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes on the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

w) Segment reporting:

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Target Group's turnover and operating results are principally generated from the restaurant business. Accordingly, no business segment analysis is provided. In addition, the Target Group's assets and liabilities and geographical location of the operations are principally situated at Hong Kong and accordingly, no geographical segment analysis is presented.

x) Dividends:

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends are approved by the shareholders and declared, they are recognised as a liability.

3. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Target Group's principal financial assets and liabilities comprise rental and other deposits, accounts receivable, amounts due from related companies of SEL and sole director of SEL, prepaid land lease payments, prepayments, cash and bank balances, amounts due to ultimate holding company of SEL, an associate of SEL, related companies of SEL and sole director of SEL, interest-bearing loan from a shareholder of the ultimate holding company of SEL, receipts in advance, accounts payable, accrued expenses, dividend payable, obligations under finance leases and bank borrowings. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

a) Credit risk

The Target Group's maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheets. In order to minimize the credit risk, the Target Group has monitoring procedures to ensure that follow up action is taken to recover overdue debts. The credit risk of liquid funds is limited because the counterparties are banks with high credit-ratings.

b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash. The Target Group aims to maintain flexibility in funding by keeping adequate liquid cash available.

c) Interest rate risk

The Target Group has no significant interest-earning assets.

In respect of interest-bearing liabilities, the following table indicates their effective interest rates at the balance sheet date and the period in which they reprice or the maturity date, if earlier:

	As at 31st December									
	2003					2004				
	Effective interest rate	On demand or within a period not exceeding one year *HK$'000*	Within a period of more than one year but not exceeding two years *HK$'000*	Within a period of more than two years but not exceeding five years *HK$'000*	Within a period of more than five years *HK$'000*	Effective interest rate	On demand or within a period not exceeding one year *HK$'000*	Within a period of more than one year but not exceeding two years *HK$'000*	Within a period of more than two years but not exceeding five years *HK$'000*	Within a period of more than five years *HK$'000*
Maturity dates for liabilities which do not reprice before maturity										
Loan from a shareholder of the ultimate holding company of SEL	–	–	–	–	–	5%	328	–	–	–
Repricing dates for liabilities which reprice before maturity										
Bank loans	2.75%-6%	1,894	408	147	–	4%-6.375%	1,046	148	–	–

	As at 31st December 2005					As at 30th November 2006				
	Effective interest rate	On demand or within a period not exceeding one year *HK$'000*	Within a period of more than one year but not exceeding two years *HK$'000*	Within a period of more than two years but not exceeding five years *HK$'000*	Within a period of more than five years *HK$'000*	Effective interest rate	On demand or within a period not exceeding one year *HK$'000*	Within a period of more than one year but not exceeding two years *HK$'000*	Within a period of more than two years but not exceeding five years *HK$'000*	Within a period of more than five years *HK$'000*
Maturity dates for liabilities which do not reprice before maturity										
Loan from a shareholder of the ultimate holding company of SEL	–	–	–	–	–	6.5%	700	–	–	–
Repricing dates for liabilities which reprice before maturity										
Bank loans	5.5%-8.75%	2,450	139	–	–	5.75%-9.00%	2,603	203	608	1,306

d) Foreign currency risk

The Target Group does not have any significant exposure to foreign exchange risk. All of the receivables and payables are denominated in Hong Kong dollars.

e) Fair values estimation

The sole director considers that the following financial assets and liabilities are carried at amounts not materially different from their fair values: rental and other deposits, accounts receivable, amounts due from related companies of SEL and sole director of SEL, prepaid land lease payments, prepayments, cash and bank balances, amounts due to ultimate holding company of SEL, an associate of SEL, related companies of SEL and sole director of SEL, interest-bearing loan from a shareholder of the ultimate holding company of SEL, receipts in advance, accounts payable, accrued expenses, dividend payable, obligations under finance leases and bank borrowings.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Target Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Impairment of goodwill

The Target Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Target Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

(b) Useful lives of property, plant and equipment

In accordance with HKAS 16, the Target Group estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation expenses to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected

usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. The Target Group also performs annual reviews on whether the assumptions made on useful lives continue to be valid.

5. TURNOVER AND OTHER INCOME AND GAINS

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Turnover					
Sales of food, beverage, cigarette and others	41,897	74,936	98,001	88,430	98,592
Service charges	3,845	6,450	7,803	7,059	8,388
Delivery charges income	–	32	–	–	–
Gross rental income	–	6	–	102	61
	45,742	81,424	105,804	95,591	107,041
Other income and gains					
Marketing service income	–	120	–	–	–
Management fee income	–	52	381	381	635
Interest income	1	1	68	40	157
Sundry income	251	259	931	1,010	839
Loan waived by a director of SEL	–	972	–	–	–
Exchange gain	–	–	–	–	5
Amortisation of negative goodwill arising on acquisition of subsidiaries	4,542	521	–	–	–
Profit on disposal of property, plant and equipment and prepaid land lease payments	–	–	–	–	5,370
Write-back of provision against interest in associates	–	–	2,242	–	–
	4,794	1,925	3,622	1,431	7,006

6. FINANCE COSTS

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December 2003	Year ended 31st December 2004	Year ended 31st December 2005	Eleven months ended 30th November 2005	Eleven months ended 30th November 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Interest on bank overdraft	–	2	–	–	–
Interest on bank loans	54	81	132	92	214
Interest on other loan	–	150	–	–	–
Interest on loan from a shareholder of the ultimate holding company of SEL	11	–	–	–	16
Interest on obligations under finance leases	2	5	8	7	1
	67	238	140	99	231

7. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Staff salaries and allowances	15,150	29,120	36,796	33,730	42,653
Mandatory provident fund contribution	643	1,295	1,633	1,498	1,634
Depreciation					
– owned assets	2,842	4,891	5,567	5,071	4,801
– assets under finance leases	48	48	48	44	44
Amortisation on prepaid land lease payments	1	1	1	1	21
Auditors' remuneration	90	126	139	127	117
Donations	–	132	42	–	–
Inventory costs	9,373	15,348	20,210	18,209	21,176
Operating lease rental charges					
– rented premises	6,192	11,385	16,083	10,961	18,005
(including contingent rent)	1,988	2,189	772	772	47
– equipment	11	17	59	52	58
Bad debts written off	33	–	–	–	–
Property, plant and equipment written off	29	–	4	4	29
Provision against interest in associates of SEL	3,140	920	–	–	–
Write-off of interest in an associate of SEL	–	2,883	–	–	–
Provision against investment securities	596	–	–	–	–
Impairment loss on goodwill	–	–	–	–	1,933

8. TAX EXPENSE

a) Tax expense in the consolidated income statements represents:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	**2004**	**2005**	**2005**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Hong Kong profits tax	478	1,410	1,334	1,037	1,078
Deferred taxation *(note 17)*	243	(250)	(250)	(130)	(79)
	721	1,160	1,084	907	999

b) Provision for Hong Kong profits tax has been made at 17.5% on the estimated assessable profits for the relevant period.

c) Tax recoverable stated in the balance sheet represented the excess of provisional profits tax paid over the estimated tax liabilities.

d) Tax expense can be reconciled to the profit before taxation at the statutory income tax rate as follows:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Profit before Taxation	2,674	3,512	9,419	5,899	7,584
Tax at the statutory income tax rate of 17.5%	468	614	1,648	1,032	1,327
Tax effect of share of results of associates	–	–	(51)	(62)	(141)
Tax effect of non-taxable income	(795)	(589)	(404)	(9)	(992)
Tax effect of non-deductible expenses	997	1,036	5	6	515
Tax effect of temporary differences not recognised	(10)	104	389	340	196
Tax effect of utilisation of tax losses not recognised in previous years	–	(212)	(546)	(457)	(353)
Tax effect of unrecognised tax losses	268	191	44	58	422
Others	(207)	16	(1)	(1)	25
Tax expense	721	1,160	1,084	907	999

9. DIVIDEND

No dividend has been paid or declared by the Target Company since its incorporation.

The dividend payable by CL Holdings Limited, the then holding company of the companies comprising the Target Group to its then shareholders during the Relevant Periods and for the eleven months ended 30th November, 2006 were as follows:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
CL Holdings Limited	–	–	7,200	–	–

10. PROPERTY, PLANT AND EQUIPMENT

	Leasehold buildings held in Hong Kong on long lease HK$'000	Leasehold buildings held in Hong Kong on medium-term lease HK$'000	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Plant and equipment HK$'000	Kitchen and bar equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Additions	791	648	2,005	2,008	206	567	3,042	246	9,513
Acquisition of subsidiaries	–	–	874	1,180	279	874	1,275	130	4,612
Depreciation	(32)	(26)	(608)	(692)	(114)	(321)	(956)	(141)	(2,890)
Written-off	–	–	(29)	–	–	–	–	–	(29)
Net book value at 31.12.2003	759	622	2,242	2,496	371	1,120	3,361	235	11,206
At 31.12.2003									
Cost	791	648	2,540	3,188	485	1,441	4,317	376	13,786
Accumulated depreciation	(32)	(26)	(298)	(692)	(114)	(321)	(956)	(141)	(2,580)
Net book value	759	622	2,242	2,496	371	1,120	3,361	235	11,206
Net book value at 1.1.2004	759	622	2,242	2,496	371	1,120	3,361	235	11,206
Additions	–	–	3,245	1,217	278	1,584	2,261	3	8,588
Depreciation	(32)	(26)	(1,464)	(1,013)	(190)	(677)	(1,434)	(103)	(4,939)
Net book value at 31.12.2004	727	596	4,023	2,700	459	2,027	4,188	135	14,855
At 31.12.2004									
Cost	791	648	5,785	4,405	763	3,025	6,578	379	22,374
Accumulated depreciation	(64)	(52)	(1,762)	(1,705)	(304)	(998)	(2,390)	(244)	(7,519)
Net book value	727	596	4,023	2,700	459	2,027	4,188	135	14,855
Net book value at 1.1.2005	727	596	4,023	2,700	459	2,027	4,188	135	14,855
Additions	–	–	123	514	264	178	543	–	1,622
Depreciation	(31)	(26)	(1,937)	(1,075)	(226)	(712)	(1,515)	(93)	(5,615)
Written-off	–	–	–	–	–	–	–	(4)	(4)
Net book value at 31.12.2005	696	570	2,209	2,139	497	1,493	3,216	38	10,858
At 31.12.2005									
Cost	791	648	5,908	4,919	1,027	3,203	7,121	344	23,961
Accumulated depreciation	(95)	(78)	(3,699)	(2,780)	(530)	(1,710)	(3,905)	(306)	(13,103)
Net book value	696	570	2,209	2,139	497	1,493	3,216	38	10,858

	Leasehold buildings held in Hong Kong on long lease HK$'000	Leasehold buildings held in Hong Kong on medium-term lease HK$'000	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Plant and equipment HK$'000	Kitchen and bar equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Net book value at 1.1.2006	696	570	2,209	2,139	497	1,493	3,216	38	10,858
Acquisition of subsidiaries	–	–	381	378	231	133	257	–	1,380
Additions	–	2,630	2,687	2,840	967	1,226	1,979	41	12,370
Depreciation	–	(96)	(812)	(1,307)	(294)	(759)	(1,535)	(42)	(4,845)
Disposal/written-off	(696)	(570)	(30)	(108)	(15)	(44)	(539)	–	(2,002)
Net book value at 30.11.2006	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
At 30.11.2006									
Cost	–	2,630	8,987	8,260	2,292	4,588	8,452	385	35,594
Accumulated depreciation	–	(96)	(4,552)	(4,318)	(906)	(2,539)	(5,074)	(348)	(17,833)
Net book value	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
Net book value of assets held under finance leases included above:									
At 30.11.2006	–	–	–	–	–	–	127	–	127
At 31.12.2005	–	–	–	–	–	–	–	16	16
At 31.12.2004	–	–	–	–	–	–	–	64	64
At 31.12.2003	–	–	–	–	–	–	–	112	112

Note

i) At 30th November, 2006, the Target Group had pledged its leasehold buildings with aggregate net book value of HK$2,534,000 (2005: HK$1,266,000, 2004: HK$1,323,000, 2003:HK$1,381,000) and certain property, plant and equipment to secure the Target Group's general banking facilities.

ii) The total cost of property, plant and equipment written-off/disposal of during the period ended 30th November, 2006 was HK$3,338,000 (2005: HK$35,000, 2004: HK$Nil, 2003: HK$339,000).

11. PREPAID LAND LEASE PAYMENTS

	HK$'000
Addition	500
Amortisation	(1)
Net book value at 31.12.2003	499
At 31.12.2003	
Cost	500
Accumulated amortisation	(1)
Net book value	499
Net book value at 1.1.2004	499
Amortisation	(1)
Net book value at 31.12.2004	498
At 31.12.2004	
Cost	500
Accumulated amortisation	(2)
Net book value	498
Net book value at 1.1.2005	498
Amortisation	(1)
Net book value at 31.12.2005	497
At 31.12.2005	
Cost	500
Accumulated amortisation	(3)
Net book value	497
Net book value at 1.1.2006	497
Addition	992
Disposal	(497)
Amortisation	(21)
Net book value at 30.11.2006	971
At 30.11.2006	
Cost	992
Accumulated amortisation	(21)
Net book value	971

Note:

i)

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Leasehold land in Hong Kong				
Long lease	492	492	491	–
Medium-term lease	7	6	6	971
	499	498	497	971
Analysed for reporting purposes as				
Non-current portion	498	497	496	950
Current portion	1	1	1	21
	499	498	497	971

ii) At 30th November, 2006, the Target Group had pledged its leasehold land with aggregate net book value of HK$971,000 (2005: HK$497,000, 2004: HK$498,000, 2003: HK$499,000) to secure the Target Group's general banking facilities.

12. SUBSIDIARY

	As at 30th November 2006
	HK$'000
Unlisted shares, at cost	390

Details of the subsidiaries of SEL are disclosed in Section A above.

13. ASSOCIATES

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	–	965	1,467	501
Share of post- acquisition profits less losses	–	–	292	474
Provision for loss *(note)*	(133)	–	–	–
	(133)	965	1,759	975
Amounts due from associates	3,131	2,408	4,409	487
Less: Provision *(note)*	(3,131)	(2,986)	(744)	–
	–	(578)	3,665	487
	(133)	387	5,424	1,462

Amounts due from associates are unsecured, interest free and have no fixed terms of repayment.

Note: In 2003 the Target Group agreed to provide continued financial support to an associate, Marson Consultants Limited and accordingly, the entire operating loss of HK$3,264,000 of this associate had been provided in the financial statements for the period ended 31st December, 2003.

Details of the associates are as follows:

Name of associate	Place of incorporation	Percentage of issued ordinary shares held As at 31st December 2003	2004	2005	As at 30th November 2006	Principal activity
Stormy's Restaurant Pte. Limited	Singapore	20%	–	–	–	Restaurant
Eastech Limited	Hong Kong	#	49.23%	49.23%	*	Restaurant
Marson Consultants Limited	Hong Kong	40%	40%	40%	*	Restaurant
Orchid International Limited	Hong Kong	–	–	50%	50%	Restaurant

\# The Target Group held 17.48% of issued ordinary shares of Eastech Limited as at 31st December, 2003 and was classified under investment securities in the consolidated balance sheets.

* Eastech Limited and Marson Consultants Limited became subsidiaries of the Target Group on 31st October, 2006.

Summary financial information on associates

	Assets HK$'000	Liabilities HK$'000	Equity HK$'000	Revenues HK$'000	Profit/(loss) HK$'000
2003					
100 per cent	2,327	6,937	(4,610)	4,998	(780)
Target Group's effective interest	667	2,324	(1,657)	1,359	(249)
2004					
100 per cent	1,591	5,290	(3,699)	6,108	(2,696)
Target Group's effective interest	698	2,183	(1,485)	2,616	(1,330)
2005					
100 per cent	4,336	6,178	(1,842)	10,202	1,414
Target Group's effective interest	2,033	2,710	(678)	4,524	585
2006					
100 per cent	2,417	1,363	1,054	6,593	1,147
Target Group's effective interest	1,208	681	527	3,297	573

14. INVESTMENT SECURITIES

	HK$'000
Unlisted shares, at cost	966
Amount due from investee company	820
	1,786
Less: Provision	(596)
Balance at 31st December, 2003	1,190

Amount due from investee company was unsecured, non-interest bearing and had no fixed terms of repayment.

15. GOODWILL

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Arising on acquisition of subsidiaries during the year	–	–	–	1,933
Impairment loss	–	–	–	(1,933)
	–	–	–	–

Due to the substantial operating losses sustained by the subsidiaries acquired by the Target Group during the period, the sole director considered that the carrying amount of goodwill attributable to those subsidiaries of HK$1,933,000 at 30th November, 2006 was fully impaired. According an impairment of goodwill of HK$1,933,000 was charged to the consolidated income statement.

16. NEGATIVE GOODWILL

	HK$'000
Arising on acquisition of subsidiaries	6,625
Credited to income statement during the period	(4,542)
Net book value at 31st December, 2003	2,083
Net book value at 1st January, 2004	2,083
Credited to income statement during the year	(521)
Net book value at 31st December, 2004	1,562
Net book value at 1st January, 2005 as originally stated	1,562
Derecognised upon the adoption of HKFRS 3	(1,562)
Net book value at 1st January 2005, as restated and 31st December, 2005	–

All negative goodwill arising on acquisition prior to 1st January, 2005 was derecognised as a result of the adoption of HKFRS 3 on 1st January, 2005.

17. DEFERRED TAXATION

The components of deferred tax liabilities and assets recognised by the Target Group and movements during the relevant period are as follows:

	Accelerated/ (decelerated) tax depreciation	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*
Charged/(credited) to income statement and balance at 31st December, 2003	259	(16)	243
Charged/(credited) to income statement	(266)	16	(250)
Balance at 31st December, 2004	(7)	–	(7)
Credited to income statement	(250)	–	(250)
Balance at 31st December, 2005	(257)	–	(257)
Credited to income statement	(79)	–	(79)
Balance at 30th November, 2006	(336)	–	(336)

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deferred tax liabilities	319	92	–	–
Deferred tax assets	(76)	(99)	(257)	(336)
	243	(7)	(257)	(336)

At 30th November, 2006, the Target Group has unused tax losses of HK$8,502,000 (2005: HK$1,999,000, 2004: HK$4,668,000, 2003: HK$2,998,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$3,312,000 (2005: HK$584,000, 2004: HK$2,597,000, 2003: HK$1,469,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$5,190,000 (2005: HK$1,415,000, 2004: HK$2,071,000, 2003: HK$1,529,000) due to unpredictability of future profit streams.

The tax losses do not expire under the current tax legislation.

18. INVENTORIES

Inventories comprise:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Food, beverage, cigarette and other merchandise stated at cost	1,516	1,913	2,586	3,103

19. ACCOUNTS RECEIVABLE

The Target Group adopts a flexible credit policy in line with prevailing marketing strategy. The credit periods granted to customers ranged from 30 days to 90 days on average. The following is an aged analysis of trade debtors:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade debtors				
0-30 days	730	1,686	1,222	763
31-60 days	22	18	105	23
61-90 days	1	9	17	45
over 90 days	7	6	3	24
	760	1,719	1,347	855
Other receivables	57	559	206	232
	817	2,278	1,553	1,087

20. AMOUNT DUE FROM RELATED COMPANIES OF SEL

This account represents non-trade advances which are unsecured, interest free and have no fixed terms of repayment.

21. AMOUNT DUE FROM SOLE DIRECTOR OF SEL

Information disclosed pursuant to section 161B of the Companies Ordinance:

Name of borrower:	Mr. Christopher James Lenz
Position:	Director of Target Company
Lender:	CL Holdings Limited
Terms of advances:	
– Terms of repayment	Not specified
– Interest rate	None
– Security	None
Balances of advances:	
At 30.11.2006	HK$Nil
At 31.12.2005	HK$341,000
At 31.12.2004	HK$Nil
At 31.12.2003	HK$Nil
Maximum balance outstanding during the relevant period	HK$341,000

22. CASH AND BANK BALANCES

Cash at banks earns interest at floating rates based on daily bank deposit rates.

23. AMOUNTS DUE TO ULTIMATE HOLDING COMPANY OF SEL/AN ASSOCIATE OF SEL/ RELATED COMPANIES OF SEL/SOLE DIRECTOR OF SEL

These represent interest-free advances which are unsecured and have no fixed terms of repayment.

24. AMOUNT DUE TO SHAREHOLDERS OF THE ULTIMATE HOLDING COMPANY OF SEL

These represent advances which are unsecured and have no fixed terms of repayment.

	As at 31st December			As at 30th November
	2003	**2004**	**2005**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest-bearing portion	328	–	–	700
Non-interest bearing portion	5,880	5,850	5,000	5,000
	6,208	5,850	5,000	5,700

Interest-bearing portion carries interest at 5% to 6.5% per annum.

25. ACCOUNTS PAYABLE

The following is an aged analysis of trade creditors

	As at 31st December			As at 30th November
	2003	**2004**	**2005**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade creditors				
0-30 days	3,177	4,910	4,236	7,216
31-60 days	–	15	6	61
61-90 days	–	23	12	14
over 90 days	2	12	11	49
	3,179	4,960	4,265	7,340

26. OBLIGATIONS UNDER FINANCE LEASES

	As at 31st December						As at 30th November	
		2003		2004		2005		2006
	Minimum lease payment HK$'000	Present value of minimum lease payments HK$'000	Minimum lease payment HK$'000	Present value of minimum lease payments HK$'000	Minimum lease payment HK$'000	Present value of minimum lease payments HK$'000	Minimum lease payment HK$'000	Present value of minimum lease payments HK$'000
Amounts payable within one year	65	60	65	60	44	43	78	78
Amounts payable in the second to fifth years, inclusive	109	100	44	40	–	–	18	18
Total minimum lease payments	174	160	109	100	44	43	96	96
Future finance charges	(14)		(9)		(1)		–	
Present value of minimum lease payment	160		100		43		96	
Current portion of obligations under finance leases		60		60		43		78
Non-current portion of obligations under finance leases		100		40		–		18

It is the Target Group's policy to lease coffee machines under finance leases. The lease term is two years. The leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

27. BANK BORROWINGS

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Bank borrowings comprise:				
Bank loans				
– secured	2,449	555	1,081	2,520
– unsecured	–	639	1,508	2,200
	2,449	1,194	2,589	4,720

The maturity of the bank loans is as follows:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
On demand or within a period not exceeding one year	1,894	1,046	2,450	2,603
Within a period of more than one year but not exceeding two years	408	148	139	203
Within a period of more than two years but not exceeding five years	147	–	–	608
Within a period of more than five years	–	–	–	1,306
	555	148	139	2,117
	2,449	1,194	2,589	4,720

28. SHARE CAPITAL

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Authorised:				
50,000 shares of US$1 each	390	390	390	390
Issued and fully paid:				
100 shares of US$1 each	1	1	1	1

29. MERGER RESERVE

The Target Group's merger reserve represents the excess value of the shares acquired over the consideration paid by the Target Company under the group restructuring.

30. PLEDGE OF ASSETS

The Target Group's leasehold land and buildings together with plant and equipment have been pledged to banks to secure general banking facilities granted to the Target Group to the extent of HK$4,000,000 (2005: HK$3,870,000, 2004: HK$2,320,000, 2003: HK$2,820,000).

31. DIRECTORS' REMUNERATION

Details of the emoluments paid to the sole director, Mr. Christopher James Lenz, during the relevant period are as follows:

	Fees	Salaries, allowances and benefits in kinds	Discretionary bonuses	Retirement scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the period from 15th January, 2003 to 31st December, 2003	–	1,293	–	46	1,339
Year ended 31st December, 2004	–	1,585	–	102	1,687
Year ended 31st December, 2005	–	1,757	–	108	1,865
Eleven months ended 30th November, 2005 (unaudited)	–	1,675	–	99	1,774
Eleven months ended 30th November, 2006	–	1,945	4,244	99	6,288

There were no amounts paid during the relevant period to the sole director in connection with his retirement from employment or compensation for loss of office with the Target Group, or inducement to join. There was no arrangement under which the sole director waived or agreed to waive any remuneration during the relevant period.

32. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, the emoluments of the sole director are disclosed in note 31. The aggregate of the emoluments of the remaining individuals are as follows:

	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Salaries, allowances and benefits in kind	2,099	2,663	2,632	2,403	3,190
Retirement scheme contributions	72	96	100	92	97
	2,171	2,759	2,732	2,495	3,287

The number of employees who were not directors during the relevant period and who were amongst the five highest paid employees of the Target Group fall within the following band, was set out below:

	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003	Year ended 31st December		Eleven months ended 30th November	
		2004	2005	2005 (unaudited)	2006
HK$Nil to HK$1,000,000	4	4	4	4	4

No emoluments were paid or payable to these employees as an inducement to join or upon joining the Target Group or as compensation for loss of office during the relevant period.

33. RELATED PARTY TRANSACTIONS

a) The details of the balances with associates of SEL, related companies of SEL, sole director of SEL and shareholders of the ultimate holding company of SEL are as follows:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts due from associates of SEL				
– Marson Consultants Limited	1,337	1,845	3,727	–
– Stormy's Restaurant Pte.Limited	1,794	–	–	–
– Eastech Limited	–	563	114	–
– Orchid International Limited	–	–	568	487
Amounts due from related companies of SEL				
– Eastrend Corporation Limited	–	–	–	5
– Sarton Limited	–	–	–	263
Amount due from sole director of SEL				
– Mr. Christopher James Lenz	–	–	341	–
Amount due to ultimate holding company of SEL				
– Sinochina Pacific Limited	(389)	(389)	(389)	(267)
Amount due to an associate of SEL				
– Eastech Limited	–	–	(216)	–
Amounts due to related companies of SEL				
– Bradford Global Incorporation Limited	(1,222)	–	–	–
– Cardiff Enterprise Limited	(349)	(111)	–	–
Amount due to sole director of SEL				
– Mr. Christopher James Lenz	(1,629)	(2,279)	–	–
Amounts due to shareholders of the ultimate holding company of SEL				
– Mr. Ravi Mohandas	(1,348)	(850)	–	–
– Ms. Rosalind Blud	(1,020)	–	–	–
– Asset Finance Limited	(3,030)	(5,000)	(5,000)	(5,000)
– Mr. Sunil Gidumal	(510)	–	–	(700)
– Mr. Angelo Michael McDonnell	(300)	–	–	–

b) The Target Group's sole director, Mr. Christopher James Lenz, has executed a guarantee in favour of a bank to secure general banking facilities granted to the Target Group to the extent of HK$1,000,000 (2005: HK$1,000,000, 2004: HK$1,000,000, 2003: HK$1,000,000).

c) The Target Group received management fee income of HK$635,000 (2005: HK$381,000, 2004: HK$52,000, 2003: HK$Nil) from an associate, Orchid International Limited. The fee was determined on normal commercial terms.

d) A loan of HK$972,000 had been waived by the Target Group's sole director, Mr. Christopher James Lenz, during the year ended 31st December, 2004.

e) The Target Group paid finance consultancy fee of HK$389,000 (2005: HK$400,000, 2004: HK$198,000, 2003: HK$Nil) to a shareholder of the ultimate holding company of SEL, Asset Finance Limited. The fee was determined on normal commercial terms.

f) Interests on loan of HK$11,000 and HK$16,000 were payable by the Target Company to Mr. Ravi Mohandas and Mr. Sunil Gidumal respectively (shareholders of the ultimate holding company of SEL) during the periods ended 31st December, 2003 and 30th November, 2006 respectively.

g) The Target Group's interest in an associate, Stormy's Restaurant Pte. Limited, amounting to HK$2,883,000 had been written off during the year ended 31st December, 2004.

h) The Target Group's key management personnel only includes the sole director, the details of emoluments paid to this sole director is disclosed in note 31.

34. OPERATING LEASE ARRANGEMENTS

At the balance sheet date, the Target Group had total future commitments for minimum lease rental payments under non-cancellable operating leases falling due as follows:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Rented premises:				
Within one year	6,132	8,192	11,958	19,740
In the second to fifth years, inclusive	10,640	11,602	14,322	28,330
	16,772	19,794	26,280	48,070
Equipment:				
Within one year	–	–	75	86
In the second to fifth years, inclusive	–	–	27	149
	–	–	102	235
	16,772	19,794	26,382	48,305

Leases are negotiated for terms ranging from two to six years. Most of the leases are fixed monthly rental. Monthly rental payments for certain leases are based on percentage of the monthly gross sales of the restaurants operated by the Target Group or fixed rental for that month, whichever is the greater. Monthly rental payment of one restaurant operated by the Target Group is based on percentage on gross sale of that restaurant.

35. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Acquisition of subsidiaries

	Eleven months ended 30th November, 2006 *HK$'000*
Net liabilities acquired as at the date of acquisition and the goodwill arising were as follows:	
Property, plant and equipment	1,381
Circulatory inventories	123
Inventories	120
Accounts receivable	81
Deposits	409
Prepayments	57
Accounts payable	(4,523)
Accrued expenses	(121)
	(2,473)
Goodwill on acquisition	1,933
Satisfied by cash and the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(540)

The subsidiaries acquired on 31st October, 2006 contributed HK$1,457,000 to the Target Group's turnover and loss of HK$52,000 to the consolidated profit after tax for the eleven months ended 30th November, 2006.

	Period from 15th January, 2003 to 31st December, 2003 *HK$'000*
Net assets acquired as at the date of acquisition and the negative goodwill arising were as follows:	
Property, plant and equipment	4,612
Associates	1,671
Circulatory inventories	327
Inventories	595
Deposits	1,596
Amount due from related companies	6,445
Accounts receivable and prepayments	1,753
Amount due to related companies	(2,957)
Accounts payable and accrued expenses	(8,352)
Provision for taxation	(1,200)
	4,490
Negative goodwill on acquisition	(6,625)
Satisfied by cash and the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(2,135)

The subsidiaries acquired on 2nd April, 2003 contributed HK$31,892,000 to the Target Group's turnover and profit HK$4,500,000 to the consolidated profit after tax for the period from 15th January, 2003 to 31st December, 2003.

36. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ACCOUNTING PERIOD ENDED 30TH NOVEMBER, 2006

HKFRSs that have been issued but are not yet effective for the period include the following HKFRSs which may be relevant to the Target Group's operations and financial statements.

	Effective for accounting periods beginning on or after
HKFRS 7 Financial instruments: disclosures	1st January, 2007
Amendments to HKAS 1 Presentation of financial statements: capital disclosures	1st January, 2007
HK(IFRIC) 8 Scope of HKFRS 2	1st May, 2006
HK(IFRIC) 10 Interim financial reporting and impairment	1st November, 2006

Initial assessment has indicated that the adoption of these HKFRSs would not have a significant impact on the Target Group's financial statements in the year of initial application. The Target Group will be continuing with the assessment of the impact of these HKFRSs and other significant changes may be identified as a result.

C. SUBSEQUENT EVENTS

There were no material subsequent events that occurred after 30th November, 2006 to the date of this report.

D. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Target Group in respect of any period subsequent to 30th November, 2006.

Yours faithfully,
Li, Tang, Chen & Co.
Certified Public Accountants (Practising)
Hong Kong

(B) MANAGEMENT DISCUSSION AND ANALYSIS ON SEL GROUP

For the eleven months ended 30 November 2006

The SEL Group's capital structure as of 30 November 2006 consisted of shareholders' equity of approximately HK$19,609,000 and borrowings of approximately HK$4,816,000. The SEL Group has been financing its operations through shareholders' funds and internally generated cashflow.

The sales for the first eleven months of 2006 amounted to approximately HK$107,041,000, representing an increase of about 12% from the corresponding period of 2005. While the gross profit for the first eleven months of 2006 amounted to approximately HK$85,865,000, representing an increase of about 11% from the corresponding period of 2005. While the profit before tax and after tax for the first eleven months of 2006 amount to approximately HK$7,584,000 and HK$6,585,000, representing a rise of about 29% and 32% respectively from the corresponding period of 2005. The growth of turnover and gross profits are attributable to the success of business strategies of capturing market share and cost control. The SEL Group generated positive cash flow from operations of approximately HK$4,829,000 for the eleven months ended 30 November 2006. The SEL Group had about 306 employees as at the Latest Practicable Date.

For the year ended 31 December 2005

The SEL Group's capital structure as of 31 December 2005 consisted of shareholder's equity of approximately HK$20,224,000 and borrowings of approximately HK$2,632,000.

The SEL Group enjoyed sales growth of 30% during the year ended 31 December 2005 to approximately HK$105,804,000 as compared to the year ended 31 December 2004. Gross profits in 2005 improved by 30% to approximately HK$85,594,000. The profit before taxation in 2005 increased by 168% to approximately HK$9,419,000 and the profit after taxation increased by 254% to approximately HK$8,335,000 as compared to the year ended 31 December 2004.

Total staff costs for the year ended 31 December 2005 amounted to approximately HK$38,429,000, which represented an increase of approximately 26% as compared to the year ended 31 December 2004.

The SEL Group generated positive cash flow from operations of approximately HK$7,562,000 for the year ended 31 December 2005.

For the year ended 31 December 2004

The SEL Group's capital structure as of 31 December 2004 consisted of shareholder's equity of approximately HK$10,327,000 and borrowings of approximately HK$1,294,000.

The SEL Group enjoyed sales growth of 78% during the year ended 31 December 2004 to approximately HK$81,424,000 as compared to the year ended 31 December 2003. Gross profits in 2004 improved by 82% to approximately HK$66,076,000. The 2004 profit before taxation increased by 31% to approximately HK$3,512,000 while profit after taxation increased by 20% to approximately HK$2,352,000 as compared to the year ended 31 December 2003.

Staff costs for the year ended 31 December 2004 amounted to approximately HK$30,415,000.

The SEL Group generated positive cash flow from operations of approximately HK$10,620,000 for the year ended 31 December 2004.

For the period from 15 January 2003 (date of incorporation) to 31 December 2003

The SEL Group's capital structure as of 31 December 2003 consisted of shareholder's equity of approximately HK$1,664,000 and borrowings of approximately HK$2,609,000.

The SEL Group recorded sales of approximately HK$45,742,000, gross profits of approximately HK$36,369,000 for the period from 15 January 2003 (date of incorporation) to 31 December 2003. The profit before taxation and the profit after taxation for the same period amounted to approximately HK$2,674,000 and approximately HK$1,953,000 respectively.

Total staff costs for the period from 15 January 2003 (date of incorporation) to 31 December 2003 amounted to approximately HK$15,793,000.

The SEL Group generated positive cash flow from operations of approximately HK$12,565,000 for the period from 15 January 2003 (date of incorporation) to 31 December 2003.

A. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated financial information on the Group for each of the three years ended 31 March 2006 and the unaudited consolidated financial information on the Group for the six months ended 30 September 2006. The figures for the years ended 31 March 2005 and 2006 are extracted from the 2006 annual report of the Company while the figures for the year ended 31 March 2004 are extracted from the 2004 annual report of the Company. The figures for the six months ended 30 September 2006 are extracted from the 2006-2007 interim report of the Company. The audited consolidated financial statements of the Group for each of the three years ended 31 March 2004, 2005 and 2006 were audited by Deloitte Touche Tohmatsu.

Results

	For the six months ended 30 September	For the year ended 31 March		
	2006	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	381,879	831,745	687,108	670,583
Cost of sales	(259,329)	(621,790)	(626,233)	(597,626)
Gross profit	122,550	209,955	60,875	72,957
Other income	4,940	10,888	1,744	8,924
Selling and distribution costs	(102,256)	(159,980)	(52,884)	(52,642)
Administrative expenses	(3,582)	(7,470)	(4,595)	(3,757)
Other expenses	(999)	(8,659)	(2,421)	(1,979)
Share of result of an associate	-	-	(826)	(77)
Finance costs	(2,541)	(3,906)	(1)	(22)
Profit before taxation	18,112	40,828	1,892	24,420
Income tax expenses	(2,448)	(3,862)	(339)	(1,557)
Profit for the year	15,664	36,966	1,553	22,863
Dividends				
Interim, paid	4,754	5,141	1,714	8,568
Earnings per share	9.11 HK cents	21.57 HK cents	0.91 HK cents	13.34 HK cents

Assets and liabilities

	As at 30 September 2006	As at 31 March 2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	701,020	630,832	460,455	472,945
Total liabilities	235,944	219,556	81,919	89,185
Minority interests	184	176	175	174
Shareholders' funds	464,892	411,100	378,361	383,586

In financial year ended 31 March 2006, the Group adopted certain new/revised standards and interpretations of Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. The 2005 figures have been amended as required in accordance with the relevant requirements. The 2004 figures have not been restated to reflect these changes as the effect is insignificant.

B. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE TWO YEARS ENDED 31 MARCH 2006

The following is the reproduction of the text of the audited consolidated financial statements of the Group contained in pages 27 to 70 of the Company's 2006 annual report:

"Consolidated Income Statement

For the year ended 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Turnover	7	831,745	687,108
Cost of sales		(621,790)	(626,233)
Gross profit		209,955	60,875
Other income	8	10,888	1,744
Selling and distribution costs		(159,980)	(52,884)
Administrative expenses		(7,470)	(4,595)
Other expenses		(8,659)	(2,421)
Share of result of an associate		–	(826)
Finance costs	9	(3,906)	(1)
Profit before taxation	10	40,828	1,892
Income tax expenses	11	(3,862)	(339)
Profit for the year		36,966	1,553
Attributable to:			
Equity holders of the Company		36,966	1,553
Minority interests		–	–
		36,966	1,553
Dividends	12		
Interim, paid		5,141	1,714
Final, proposed		8,568	1,713
Earnings per share	13	21.57 HK cents	0.91 HK cents

Consolidated Balance Sheet
For the year ended 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Non-current assets			
Investment properties	14	7,120	5,160
Property, plant and equipment	15	55,895	24,518
Prepaid lease payments	16	2,192	4,115
Goodwill	17	82,392	–
Trademark	18	108,000	–
Interest in an associate	19	–	–
Amount due from an associate	20	–	379
Available-for-sale investments	21	10,020	–
Investments at fair value through profit or loss	22	49,588	–
Investments in securities	23	–	4,440
		315,207	38,612
Current assets			
Inventories	24	66,991	55,262
Properties for sale, at cost		–	1,135
Debtors, deposits and prepayments	25	100,164	70,956
Amount due from ultimate holding company	26	1,756	711
Amounts due from customers for contract work	27	342	939
Tax recoverable		662	574
Investments at fair value through profit or loss	22	73,279	–
Investments in securities	23	–	110,815
Derivative financial instruments	28	32	–
Bank balances and cash equivalents	29	72,399	181,451
		315,625	421,843
Current liabilities			
Creditors, deposits and accruals	30	75,164	59,662
Bills payable	30	1,881	695
Amounts due to customers for contract work	27	264	199
Deferred service income		20,420	20,751
Provision for taxation		942	411
Bank borrowings	31	52,000	121
		150,671	81,839

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Net current assets		164,954	340,004
Total assets less current liabilities		480,161	378,616
Capital and reserves			
Share capital	32	85,678	85,678
Reserves		325,422	292,683
Equity attributable to equity holders of the Company		411,100	378,361
Minority interests		176	175
Total equity		411,276	378,536
Non-current liabilities			
Bank borrowings	31	49,000	–
Deferred taxation	33	19,885	80
		68,885	80
Total equity and non-current liabilities		480,161	378,616

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2006

	Attributable to equity holders of the Company									
	Share capital	Share premium	Capital reserve	Capital redemption reserve	Properties revaluation reserve	Exchange fluctuation reserve	Retained profits	Total	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2004 as originally stated	85,678	223,434	18,231	14	2,764	1,036	52,429	383,586	174	383,760
Effect of changes in accounting policies *(see Note 3)*	–	–	–	–	(2,764)	668	2,220	124	–	124
At 1st April, 2004 as restated	85,678	223,434	18,231	14	–	1,704	54,649	383,710	174	383,884
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity	–	–	–	–	–	(47)	–	(47)	1	(46)
Profit for the year as restated	–	–	–	–	–	–	1,553	1,553	–	1,553
Total recognised income and expense for the year	–	–	–	–	–	(47)	1,553	1,506	1	1,507
Final dividend of 2004 paid	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
Interim dividend of 2005 paid	–	–	–	–	–	–	(1,714)	(1,714)	–	(1,714)
At 31st March, 2005	85,678	223,434	18,231	14	–	1,657	49,347	378,361	175	378,536
Effect of changes in accounting policies *(see Note 3)*	–	–	(171)	–	–	–	3,085	2,914	–	2,914
At 1st April, 2005 as restated	85,678	223,434	18,060	14	–	1,657	52,432	381,275	175	381,450
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity	–	–	–	–	–	(287)	–	(287)	1	(286)
Profit for the year	–	–	–	–	–	–	36,966	36,966	–	36,966
Total recognised income and expense for the year	–	–	–	–	–	(287)	36,966	36,679	1	36,680
Final dividend of 2005 paid	–	–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
Interim dividend of 2006 paid	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
At 31st March, 2006	85,678	223,434	18,060	14	–	1,370	82,544	411,100	176	411,276

Consolidated Cash Flow Statement
For the year ended 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
OPERATING ACTIVITIES			
Profit before taxation		40,828	1,892
Adjustments for:			
Share of result of an associate		–	826
Interest income		(1,653)	(269)
Interest expenses		3,906	1
Depreciation of property, plant and equipment		15,801	4,346
Amortisation of prepaid lease payments		251	253
Allowance for doubtful debts (written back) provided		(1,736)	955
(Gain) loss on disposal of property, plant and equipment		(351)	450
Written-down of inventories		1,000	518
Impairment loss on investment securities		–	560
Impairment loss on available-for-sale investments		2,466	–
Decrease in fair value of derivative financial instruments		2,882	–
Impairment loss on amount due form an associate		1,745	–
Reversal of impairment loss on prepaid lease payments		(107)	–
Increase in fair value of investment properties		(190)	–
Operating cash flows before movements in working capital		64,842	9,532
(Increase) decrease in inventories		(8,475)	11,430
(Increase) decrease in debtors, deposits and prepayments		(9,781)	5,305
Decrease of properties for sale		1,135	–
Increase in investments at fair value through profit or loss		(12,052)	–
Decrease (increase) in amounts due from customers for contract work		597	(501)
Decrease in investments in securities		–	41,954
Increase (decrease) in bills payable		1,186	(1,026)
Increase (decrease) in creditors, deposits and accruals		4,120	(6,720)
Increase (decrease) in amounts due to customers for contract work		65	(1,123)
(Decrease) increase in deferred service income		(394)	2,085
Increase in amount due from ultimate holding company		(1,045)	(466)
Exchange difference		117	(394)

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Cash from operations		40,315	60,076
Profits tax paid		(6,636)	(1,184)
Profits tax refunded		374	237
Interest paid		(3,906)	(1)
NET CASH FROM OPERATING ACTIVITIES		30,147	59,128
INVESTING ACTIVITIES			
Interest received		1,280	269
(Advance to) repayment from an associate		(1,366)	1,034
Purchase of property, plant and equipment		(24,490)	(6,063)
Proceeds from disposal of property, plant and equipment		4,065	1,600
Purchase of available-for-sale investments		(8,046)	–
Acquisition of subsidiaries	*34*	(204,531)	–
Withdrawal of fixed deposit		–	7,800
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(233,088)	4,640
FINANCING ACTIVITIES			
Dividends paid		(6,854)	(6,855)
New bank loans raised		140,000	–
Repayments of bank loans		(39,000)	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES		94,146	(6,855)
Net (decrease) increase in cash and cash equivalents		(108,795)	56,913
Cash and cash equivalents at beginning of the year		181,330	124,335
Effect of changes in foreign exchange rates		(136)	82
Cash and cash equivalents at end of the year		72,399	181,330
Analysis of the balance of cash and cash equivalents			
Bank balances and cash equivalents		72,399	181,451
Bank overdrafts		–	(121)
		72,399	181,330

Notes to the Financial Statements

For the year ended 31st March, 2006

1. GENERAL

The Company is a public listed company incorporated in Bermuda with limited liability. The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report. The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL", a limited liability company incorporated in Bermuda. Both CIHL's and the Company's shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out on pages 71 and 72.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

The Group has applied HKFRS 3 "Business Combinations" to business combinations for which the agreement date is on or after 1st January, 2005 and the relevant transitional provision in HKFRS for business combinations occurred to 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill and discount on acquisition

Discount on acquisition (previously known as negative goodwill) and goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on acquisition amounting to HK$198,000 and goodwill amounting to HK$27,000 on 1st April, 2005, previously recorded in the capital reserve, and transferred them to the Group's retained profits on 1st April, 2005.

As a result of the application of HKFRS 3, the capital reserve as at 1st April, 2005 has been decreased by HK$171,000 while the retained profits as at 1st April, 2005 have been increased by the same amount.

Investment properties

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under predecessor accounting standard were measured at open market value, with revaluation surplus or deficits credited or charged to the investment property revaluation reserve

unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied HKAS 40 retrospectively. The application of HKAS 40 has had no material effects on the results for the prior accounting periods. Accordingly, no prior year adjustment has been required. The financial impact for the current year is set out in note 3.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 3.

Properties held for own use

In previous years, properties held for own use were stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations were performed with sufficient regularity such that the carrying amount did not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties was credited to the revaluation reserve, except to the extent that it reversed a revaluation decrease of the same asset previously recognised as an expense, in which case the increase was credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property was dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property.

Because the revaluation increase or decrease recognised in prior years were mainly attributable to leasehold land, the management considered it is more appropriate to use the cost model to account for the building after separation of the leasehold land upon the adoption of HKAS 17 as discussed above. Accordingly, the buildings are carried at their cost less any accumulated depreciation and any impairment losses after recognition. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 3.

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HK(SIC) Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the value of the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. However, the application of HK(SIC) Interpretation 21 has had no material effects on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Investments in debt and equity securities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st March, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses while other investments were measured at fair value with unrealised gains or losses included in profit or loss for the period in which gains or losses arose. From 1st April, 2005 onwards, the Group has classified and measured its investments in debt and equity securities as "investments at fair value through profit or loss" or "available-for-sale investments" in accordance with HKAS 39. Under HKAS 39, "investments at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment loss after initial recognition.

On 1st April, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the transitional provisions of HKAS 39. As a result, the investments held for trading amounting to HK$110,815,000 were reclassified as financial assets at fair value through profit or loss and investment in unlisted equity securities amounted to HK$4,400,000 were reclassified to available-for-sale investments at 1st April, 2005 as disclosed in note 3.

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities which were previously outside the scope of SSAP 24 in accordance with the requirements of HKAS 39. Financial assets of the Group under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". The Group's financial liabilities comprise "other financial liabilities" which are carried at amortised cost using the effective interest method after initial recognition. The Group has applied the relevant transitional provision in HKAS 39. However, there has been no material effect on how the results for the current accounting period are prepared and presented.

Derivatives

By 31st March, 2005, the derivative financial instruments had not been recognised on the balance sheet. From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives including embedded derivatives which should be separately accounted for from the

non-derivaive host contracts are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. Fair values of derivatives deemed as held for trading are recognised in profit or loss for the period in which they arise.

The Group has not recognised the derivative financial instruments on the balance sheet prior to 31st March, 2005. The Group has applied the relevant transitional provisions in HKAS 39. On 1st April, 2005, the Group recognised the fair value of the derivative financial instrument, foreign currency forward contract deemed as held-for-trading financial assets, amounting to HK$2,914,000, on the balance sheet and a corresponding adjustment to the Group's retained earnings. The financial impact on application of the standard has decreased the profit for the current year by HK$2,882,000.

New accounting standards not yet applied

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts", the Directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial statements of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" require financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition. The Group is still not in the position to reasonably estimate the impact that may arise from HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 financial reporting in hyperinflationary economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

1 Effective for annual periods beginning on or after 1st January, 2007.
2 Effective for annual periods beginning on or after 1st January, 2006.
3 Effective for annual periods beginning on or after 1st December, 2005.
4 Effective for annual periods beginning on or after 1st March, 2006.
5 Effective for annual periods beginning on or after 1st May, 2006.
6 Effective for annual periods beginning on or after 1st June, 2006.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior years (included in other expenses) are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Non-amortisation of goodwill	3,391	–
Decrease in depreciation arising from adoption of cost model of owner-occupied buildings	94	82
Decrease in valuation of properties for own use arising from adoption of cost model of owner-occupied buildings	–	(2,293)
Decrease in fair value of derivative financial instruments	(2,882)	–
Decrease in fair value of investments at fair value through profit or loss	(4,730)	–
Gains arising from changes in fair value of investment properties	190	–
Decrease in profit for the year	(3,937)	(2,211)

The cumulative effects of the application of the new HKFRSs on 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (originally stated)	Retrospective adjustments		As at 31st March, 2005 (Restated)	Prospective adjustments		As at 1st April, 2005 (Restated)
		HKAS 1	HKAS 16 and HKAS 17		HKFRS 3	HKAS 39	
	HK'000	*HK'000*	*HK'000*	*HK'000*	*HK'000*	*HK'000*	*HK'000*
Balance sheet items							
Property, plant and equipment	31,405	–	(6,887)	24,518	–	–	24,518
Prepaid lease payments	–	–	4,115	4,115	–	–	4,115
Investments in securities	115,255	–	–	115,255	–	(115,255)	–
Available-for-sale investments	–	–	–	–	–	4,440	4,440
Derivative financial instruments	–	–	–	–	–	2,914	2,914
Investments at fair value through profit or loss	–	–	–	–	–	110,815	110,815
Total effects on assets and liabilities	146,660	–	(2,772)	143,888	–	2,914	146,802
Retained profits	49,338	–	9	49,347	171	2,914	52,432
Capital reserve	18,231	–	–	18,231	(171)	–	18,060
Exchange fluctuation reserve	989	–	668	1,657	–	–	1,657
Properties revaluation reserve	3,449	–	(3,449)	–	–	–	–
Minority interests	–	175	–	175	–	–	175
Total effects on equity	72,007	175	(2,772)	69,410	–	2,914	72,324
Minority interests	175	(175)	–	–	–	–	–

The financial effects of the application of the new HKFRSs to the Group's equity on 1st April, 2004 are summarised below:

	As originally stated	Adjustments HKAS 1	HKAS 17	As restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Retained profits	52,429	–	2,220	54,649
Exchange fluctuation reserve	1,036	–	668	1,704
Properties revaluation reserve	2,764	–	(2,764)	–
Minority interests	–	174	–	174
Total effects on equity	56,229	174	124	56,527

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost convention except for investment properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance.

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(b) Goodwill

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after 1st January, 2005, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition, is carried at cost less any accumulated impairment losses and is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating unit ("CGU"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for

impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

(c) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for postacquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

(d) Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

(i) Financial assets

Investments at fair value through profit or loss

Financial assets at fair value through profit or loss has two sub-categories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including debtors, amounts due from ultimate holding company and amount due from customers for contract work are carried at amortised cost using the effective interest rate method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as investments at fair value through profit or loss, loans and receivables and held to maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse through profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

(ii) Financial liabilities

Other than derivatives which are deemed as financial liabilities held for trading, the Group's financial liabilities mainly include creditors, bills payable and bank borrowings are subsequently measured at amortised cost, using the effective interest rate method.

(iii) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(iv) Derivative financial instruments

The Group uses derivative financial instruments (primarily foreign currency forward contracts) to reduce its risks associated with foreign currency fluctuations. Derivative financial instruments which do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in profit or loss.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

(e) Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method or reducing balance method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

The property, plant and equipment are depreciated on the following methods, after taking into account their estimated residual value at the following rates per annum:

Straight-line method:

Freehold land	Nil
Buildings	Over the shorter of the term of the lease, or 20-50 years
Store machine	20%
Store and other equipment	Over the shorter of the term of the lease, or 10%

Reducing balance method:

	Initial charge upon purchase	Annual charge
Machinery, tools and equipment	20%	40%
Furniture, fixtures, office equipment and motor vehicles	20%	20%

(g) Prepaid lease payments

Prepaid lease payments represent upfront premium paid for use of land. Prepaid lease payment is charged to income statement over the term of relevant land leases on a straightline basis.

(h) Trademarks

On recognition, trademarks acquired from business combinations are recognised at fair value. Trademarks with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of trademarks are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Trademarks with indefinite useful lives are tested for impairment by comparing the carrying amount of the trademarks with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of a trademark is estimated to be less than its carrying amount, the carrying amount of the trademark is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the trademark is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

(i) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

(k) Installation contracts

Where the outcome of an installation contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of an installation contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as "amounts due from customers for contract work". For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as "amounts due to customers for contract work". Amounts received before the related work is performed are included in the balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the balance sheet under "debtors, deposits and prepayments".

(l) Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Income from sale of properties is recognised on the execution of a binding sales agreement.

(m) Operating lease

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessors are accounted for as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

(n) Borrowing costs

All borrowing costs are recognised as finance costs and included in profit or loss in period in which they are incurred.

(o) Foreign currencies

In preparing the financial statements of each individual group entity, transactions in the foreign currencies other than the functional currency of that entity are recorded in its functional currency at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which case, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into Hong Kong dollars, the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised in the translation reserve. Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

(p) Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

(q) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group as a parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(r) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets which have an indefinite life to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset except for goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately. Impairment loss for goodwill is not reversed in subsequent period. The accounting policies for impairment of goodwill and trademark are set out in details in their respective policies.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group makes allowance for obsolete and slow-moving inventory items that are identified as no longer salable. The management estimates the net realisable value of its trading merchandise based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Impairment of goodwill and trademark

In determining whether goodwill and trademark are impaired, an estimation of the value-in-use of the cash-generating units to which goodwill and trademark have been allocated is required. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit with a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. No impairment loss has been identified for the goodwill and trademark with carrying amounts HK$82,392,000 and HK$108,000,000 respectively as at 31st March, 2006.

Details of the impairment testing on goodwill and trademark are set out in note 37.

Income tax

No deferred tax asset has been recognised in respect of tax losses of HK$478,703,000 due to the unpredictability future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, additional recognition or reversal of deferred tax assets may arise, which would be recognised in the income statement for the period in which it takes place.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial assets and liabilities include trade and other debtors, amount due from ultimate holding company, bank balances and cash, trade and other creditors, bills payable, bank borrowings and investments. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The management of the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In addition, the management of the Group is responsible to determine credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In this regard, the Directors of the Company consider that the Group's credit risk is significantly reduced.

The Group has no significant concentration of credit risk in respect of its trade debtors, with exposure spread over a number of counterparties and customers.

The credit risk on bank deposits and investment in financial instruments is limited because the counterparties are banks, financial institutions or corporations with high credit ratings assigned by international credit-rating agencies.

Market risk

(i) Foreign currency risk

Certain trade payables of the Group are denominated in foreign currencies. In order to reduce the risks associated with foreign currency fluctuations, the Group has entered into foreign currency forward contracts against its exposures to changes of foreign exchange rate. However, as these foreign currency forward contracts do not qualify for hedging accounting, they are deemed as financial assets or liabilities held for trading. The management will continue to monitor foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(ii) Interest rate risk

The Group's cash flow interest rate risk mainly relates to floating-rate bank borrowings, investments in debt securities at floating rates and structured deposits linked with constant maturity swap rate or LIBOR. The management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

(iii) Other price risk

The Group is exposed to equity and debt security price risk through its investments in equity securities. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash and cash equivalent, readily realisable marketable securities and to have committed short-term and medium-term credit lines available.

The Directors believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for financing capital commitments in the near future and for working capital purposes.

7. TURNOVER

Turnover represents the net amount received and receivable for goods sold, provision of services and investment income during the year and is analysed as follows:

	2006	2005
	HK$'000	*HK$'000*
Sale of computer and business and coffee machines	477,493	474,243
Sale of food and beverage	173,208	–
Provision of maintenance services	77,779	100,617
Trading of securities	94,311	101,988
Interest income from debt securities and structured deposits	8,954	10,260
	831,745	687,108

An analysis of the Group's turnover by business and geographical segments is set out in note 35.

8. OTHER INCOME

	2006	2005
	HK$'000	*HK$'000*
Included in other income are:		
Interest from bank deposits	1,653	269
Exchange gain	2,754	971
Profit on disposal of properties for sale	4,392	–
Gross rental income from properties of HK$715,000 (2005: HK$383,000) less outgoings	418	275

9. FINANCE COSTS

The amount represents interest on bank loans repayable within 5 years.

10. PROFIT BEFORE TAXATION

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Profit before taxation has been arrived at after charging (crediting):		
Allowance of amount due from an associate	1,745	–
(Written back) allowance for bad and doubtful debts	(1,736)	955
Amortisation of prepaid lease payments	251	253
Auditors' remuneration	1,086	830
Change in fair value of derivative financial instruments	2,882	–
Realised and unrealised fair value loss of investments at fair value through profit or loss	729	8,271
Depreciation on property, plant and equipment	15,801	4,346
(Gain) loss on disposal of property, plant and equipment	(351)	450
Impairment loss recognised in respect of available-for-sale investments	2,466	–
Increase in fair value of investment properties	(190)	–
Operating lease payments in respect of leasing of premises	46,885	8,457
Reversal of impairment loss on prepaid lease payments transferred to investment properties	(107)	–
Staff costs (note)	112,221	78,763
Write-down of inventories	1,000	518
Gross earnings from leasing of assets other than properties of HK$5,114,000 (2005: HK$4,795,000) less outgoings	(1,659)	(4,358)

Note: Details of directors' emoluments included in staff costs are disclosed in note 36. Redundancy payments of HK$6,000 (2005: HK$729,000) are included in staff costs.

11. INCOME TAX EXPENSES

	2006 *HK$'000*	2005 *HK$'000*
The charge (credit) comprises:		
Current tax		
Hong Kong	3,263	228
Overseas	318	410
	3,581	638
Deferred taxation *(note 33)*	281	(299)
	3,862	339

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

The tax charge for the year can be reconciled from the profit before taxation per the consolidated income statement as follows:

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Profit before taxation	40,828	1,892
Tax at the domestic income tax rate of 17.5% *(note)*	7,145	331
Tax effect of share of result of an associate	–	145
Tax effect of non-deductible expenses for tax purposes	4,149	1,935
Tax effect of non-taxable income for tax purposes	(2,962)	(2,208)
Tax effect of tax losses not recognised	1,053	2,368
Tax effect of utilisation of tax losses previously not recognised	(4,886)	(1,468)
Tax effect on utilisation of temporary differences not recognised	(906)	(909)
Tax effect of deductible temporary differences not recognised	471	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	(115)	139
Others	(87)	6
Tax charge for the year	3,862	339

Note: The domestic income tax rate in the jurisdiction where the operation of the Group is substantially based.

12. DIVIDENDS

	2006 *HK$'000*	2005 *HK$'000*
Dividend paid:		
– Interim dividend of HK$0.03 (2005: HK$0.01) per ordinary share	5,141	1,714
Dividend proposed:		
– Proposed final dividend of HK$0.05 (2005: HK$0.01) per ordinary share	8,568	1,713

A final dividend of HK$0.05 (2005: HK$0.01) per share has been proposed by the Directors and is subject to the approval by the shareholders in general meeting.

13. EARNINGS PER SHARE

Basic earnings per share are calculated based on the Group's net profit attributable to equity holders of the Company of HK$36,966,000 (2005: HK$1,553,000) and on 171,355,871 (2005: 171,355,871) ordinary shares in issue during the year.

No diluted earnings per share are presented as the Company has no potential ordinary shares outstanding for the two years ended 31st March, 2006.

The impact on the previously reported basic earnings per share for the year ended 31st March, 2005 as a result of changes in accounting policies as stated in note 3 is as follows:

	HK cents
Reported figure before adjustments	2.20
Adjustments arising from changes in accounting policies	(1.29)
Restated figure	0.91

The impact on the basic earnings per share for the year ended 31st March, 2006 due to the change in accounting policies as stated in note 3 is a decrease in earnings of 2.30 HK cents per share.

14. INVESTMENT PROPERTIES

	2006	**2005**
	HK$'000	*HK$'000*
Fair value at 1st April,	5,160	5,160
Transferred from property, plant and equipment	1,770	–
Increase in fair value	190	–
Fair value at 31st March,	7,120	5,160

The Group's investment properties are situated in the Mainland China under medium-term leases.

The fair value of the Group's investment properties at 31st March, 2006 has been arrived at on the basis of a valuation carried out on that date by Messrs. DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. Messrs. DTZ Debenham Tie Leung Limited are members of The Hong Kong Institute of Surveyors ("HKIS"), and have appropriate qualifications and experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to the Valuation Standards on Properties of the HKIS, was arrived at by reference to market evidence of transaction prices for similar properties.

15. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land	Buildings	Overseas properties on freehold land	Machinery, tools and equipment	Store and other equipment	Store machine	Furniture, fixtures, office equipment and motor vehicles for own use	Furniture, fixtures, office equipment and motor vehicles for lease	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST									
At 1st April, 2004 as originally stated	4,368	4,259	8,565	13,139	–	–	16,480	7,700	54,511
Opening balance adjustments of revaluation surplus	–	1,787	1,270	–	–	–	–	–	3,057
Reclassification to prepaid lease payments	(4,368)	–	–	–	–	–	–	–	(4,368)
At 1st April, 2004 as restated	–	6,046	9,835	13,139	–	–	16,480	7,700	53,200
Exchange adjustments	–	11	64	28	–	–	51	21	175
Additions	–	–	–	463	–	–	529	5,071	6,063
Disposals	–	(630)	–	(3,869)	–	–	(4,069)	(876)	(9,444)
At 31st March, 2005	–	5,427	9,899	9,761	–	–	12,991	11,916	49,994
Exchange adjustments	–	24	35	13	130	51	23	12	288
Reclassification to investment properties	–	(841)	–	–	–	–	–	–	(841)
Acquired on acquisition of subsidiaries	–	–	–	–	20,098	5,980	–	90	26,168
Additions	–	–	–	560	10,992	3,900	126	8,912	24,490
Disposals	–	(680)	–	(1,256)	(2,280)	(353)	(1,091)	(3,136)	(8,796)
At 31st March, 2006	–	3,930	9,934	9,078	28,940	9,578	12,049	17,794	91,303
ACCUMULATED DEPRECIATION									
At 1st April, 2004 as originally stated	–	–	–	10,878	–	–	12,642	1,949	25,469
Opening balance adjustments	–	1,417	1,516	–	–	–	–	–	2,933
At 1st April, 2004 as restated	–	1,417	1,516	10,878	–	–	12,642	1,949	28,402
Exchange adjustments	–	6	10	35	–	–	50	21	122
Provided for the year	–	182	124	1,004	–	–	946	2,090	4,346
Eliminated on disposals	–	–	–	(3,523)	–	–	(3,652)	(219)	(7,394)
At 31st March, 2005	–	1,605	1,650	8,394	–	–	9,986	3,841	25,476
Exchange adjustments	–	7	6	25	–	–	30	24	92
Reclassification to investment properties	–	(151)	–	–	–	–	–	–	(151)
Provided for the year	–	182	124	833	8,214	2,230	714	3,504	15,801
Eliminated on disposals	–	(113)	–	(1,101)	(1,718)	(253)	(951)	(1,674)	(5,810)
At 31st March, 2006	–	1,530	1,780	8,151	6,496	1,977	9,779	5,695	35,408
CARRYING VALUES									
At 31st March, 2006	–	2,400	8,154	927	22,444	7,601	2,270	12,099	55,895
At 31st March, 2005	–	3,822	8,249	1,367	–	–	3,005	8,075	24,518

16. PREPAID LEASE PAYMENTS

	2006	2005
	HK$'000	*HK$'000*
The Group's prepaid lease payments comprise:		
Leasehold land in Hong Kong under medium-term lease	1,490	2,417
Leasehold land in Mainland China under		
Long-term lease	642	654
Medium-term lease	–	973
Overseas leasehold land under short-term lease	60	71
	2,192	4,115

17. GOODWILL

	HK$'000
At 1st April, 2004 and 2005	–
Arising on acquisition of subsidiaries	82,392
At 31st March, 2006	82,392

Particulars regarding impairment testing on goodwill are disclosed in note 37.

18. TRADEMARK

The trademark was purchased as part of a business combination as detailed in note 34 during the year. The trademark is legally having a life of certain periods but is renewable at minimal cost. The Directors are of the opinion that the Group would renew the trademark continuously and has the ability to do so. Various studies including market trends and competitability of similar food and beverage market have been performed by management of the Group, which supports that the trademark has no foreseeable time limit over which the branded coffee shops are expected to generate cash flows for the Group.

As a result, the trademark is considered by the management of the Group as having an indefinite useful life. The trademark will not be amortised until its useful life is determined to be finite upon reassessment of its useful life annually by the management. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of impairment testing are disclosed in note 37.

19. INTEREST IN AN ASSOCIATE

	2006	2005
	HK$'000	*HK$'000*
Cost of investment in an unlisted associate	105	105
Share of post-acquisition losses	(105)	(105)
	–	–

As at 31st March, 2006, the Group had interest in the following associate:

Name	Form of business structure	Country of incorporation and operation	Effective percentage of registered capital held by the Group %	Principal activities
Guangzhou Chevalier iTech Limited	Corporate	Mainland China	24	Trading of office equipment and provision of maintenance services

The summarised financial information in respect of the associate is set out below:

	2006 *HK$'000*	2005 *HK$'000*
Total assets	832	1,040
Total liabilities	(4,282)	(4,361)
Net liabilities	(3,450)	(3,321)
Revenue	1,633	26,114
Loss for the year	(58)	(3,452)
Group's share of net assets of the associate	–	–
Group's share of loss of the associate for the year	–	(826)

The Group has discontinued recognition of its share of loss of the associate. The amount of unrecognised share of loss for the year and accumulated unrecognised share of losses of the associate amounted to HK$14,000 and HK$828,000 (2005: HK$2,000 and HK$797,000) respectively.

20. AMOUNT DUE FROM AN ASSOCIATE

	2006 *HK$'000*	2005 *HK$'000*
Amount due from an associate	3,258	1,513
Less: allowance for doubtful amount	(3,258)	(1,134)
	–	379

The amount due from an associate was unsecured, interest free and not expected to be repaid within twelve months after the balance sheet date.

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31st March, 2006 comprise the followings:

	HK$'000
Unlisted equity securities, at cost less impairment	2,270
Investment in a venture capital fund, at fair value	7,750
	10,020

Unlisted equity securities are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors of the Company are of the opinion that their fair value cannot be measured reliably. The fair value of investments in a venture capital fund was calculated based on the Group's attributable interest in the fair value of the fund's net assets.

22. INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Investments at fair value through profit or loss as at 31st March, 2006 comprise the following:

	HK$'000
Held for trading:	
Equity securities, listed overseas	4,553
Debt securities listed overseas	31,430
Debt securities, unlisted	37,296
	73,279
Designated as investments at fair value through profit or loss:	
Structured deposits	49,588
	122,867
Represented by:	
Non-current assets	49,588
Current assets	73,279
	122,867

The fair values of the above investments are determined either based on the quoted market bid price available on the relevant exchange or the market prices provided by the relevant financial institutions.

The above structured deposits are denominated in United States Dollars with fixed interest rates for the first year and the remaining years with interest rates linked with either constant maturity swap rate or LIBOR.

23. INVESTMENTS IN SECURITIES

Investments in securities as at 31st March, 2005 are set out below. Upon the application of HKAS 39 on 1st April, 2005, investments in securities were reclassified to appropriate categories under HKAS 39. Accordingly, an amount of HK$4,440,000 and HK$110,815,000 were reclassified to available-for-sale investments and investments at fair value through profit or loss respectively.

	HK$'000
Investment securities:	
Equity securities, unlisted	4,440
Other investments:	
Equity securities at market value, listed in Hong Kong	267
Debt securities at market value, listed overseas	5,838
Debt securities, unlisted	85,355
Mutual funds, unlisted	19,355
	115,255
Carrying values analysed for reporting purposes as:	
Non-current assets	4,440
Current assets	110,815
	115,255

24. INVENTORIES

	2006 *HK$'000*	**2005** *HK$'000*
Inventories held for resale	57,580	50,156
Consumable stores	9,411	5,106
	66,991	55,262

The cost of inventories recognised as an expense during the year was HK$424,540,000 (2005: HK$381,115,000).

A reversal of previous write-down of inventories of HK$7,631,000 (2005: HK$3,601,000) has been realised on sales of these inventories during the year.

25. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to the customers is 60 days except for sales of food and beverage at coffee shops which are mainly on cash basis. The following is an ageing analysis of trade debtors net of allowance of doubtful debts at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0 – 60 days	49,348	47,891
61 – 90 days	2,533	1,871
Over 90 days	4,745	2,654
	56,626	52,416

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

26. AMOUNT DUE FROM ULTIMATE HOLDING COMPANY

The amount due from ultimate holding company is unsecured, interest-free and repayable on demand. The Directors consider that its carrying amount approximates to its fair value.

27. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	2006	2005
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	40,449	48,626
Recognised profits less losses	127	(6,492)
	40,576	42,134
Progress billings	(40,498)	(41,394)
	78	740
Represented by:		
Amounts due from customers included in current assets	342	939
Amounts due to customers included in current liabilities	(264)	(199)
	78	740

At 31st March, 2006, retentions held by customers for contract work and advance payments received from customers for contract work amounted to HK$42,000 (2005: HK$2,305,000) and HK$162,000 (2005: Nil) respectively.

28. DERIVATIVE FINANCIAL INSTRUMENTS

During the year, the Group has used foreign currency forward contracts to hedge against certain of its trade payables that were denominated in foreign currencies. These derivatives are not qualified for hedge accounting.

At 31st March, 2006, the Group had entered into foreign currency forward contracts denominated in United States dollars with total notional amount of HK$58,200,000 (2005: HK$234,392,000).

All derivatives of the Group are measured at fair value at each balance sheet date. Their fair values are determined based on the market prices for equivalent instruments quoted by the counterparties at the balance sheet date and from the financial models based on principal sum and estimate about future market conditions.

29. BANK BALANCES AND CASH EQUIVALENTS

Bank balances and cash equivalents comprise short-term bank deposits carrying interest at prevailing market rate. The Directors consider that the carrying values of the amounts at the balance sheet date approximate to their fair values.

Include in bank balances and cash is an amount of HK$29,720,000 (2005: HK$49,061,000) denominated in United States Dollars.

30. CREDITORS AND BILLS PAYABLE

The following is an ageing analysis of the trade creditors and bills payable at the balance sheet date:

	2006	**2005**
	HK$'000	*HK$'000*
0 – 60 days	31,166	20,901
61 – 90 days	333	1,445
Over 90 days	2,917	2,210
Trade creditors and bills payable	34,416	24,556

The carrying amounts of the Group's trade and other creditors and bills payable approximate to their fair values.

31. BANK BORROWINGS

	2006	2005
	HK$'000	*HK$'000*
Bank overdraft	–	121
Bank loans	101,000	–
	101,000	121

The bank borrowings are repayable as follows:

Within one year	52,000	121
More than 1 year but not exceeding 2 years	12,000	–
More than 2 years but not exceeding 5 years	37,000	–
	101,000	121
Less: amounts due within one year shown under current liabilities	(52,000)	(121)
	49,000	–

The bank borrowings were unsecured, carried floating interest rate at HIBOR plus certain margin per annum. The average effective interest rate for the current year was 4.3% per annum.

The fair values of the bank borrowings approximate to their carrying amounts.

32. SHARE CAPITAL

	2006	2005
	HK$'000	*HK$'000*
Authorised:		
240,000,000 (2005: 240,000,000) ordinary shares of HK$0.50 (2005: HK$0.50) each	120,000	120,000
Issued and fully paid:		
171,355,871 (2005: 171,355,871) ordinary shares of HK$0.50 (2005: HK$0.50) each	85,678	85,678

33. DEFERRED TAXATION

The followings are the major deferred tax liabilities (assets) recognised and movements thereon during the year:

	Accelerated tax depreciation	Tax losses	Trademark	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2004	536	(107)	–	(50)	379
Charge (credit) to income for the year	388	(651)	–	(36)	(299)
At 31st March, 2005	924	(758)	–	(86)	80
Arising from acquisition of subsidiaries	835	(211)	18,900	–	19,524
Charge (credit) to income for the year	441	(200)	–	40	281
At 31st March, 2006	2,200	(1,169)	18,900	(46)	19,885

At 31st March, 2006, no deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$478,703,000 (2005: HK$500,605,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$761,000 (2005: HK$2,318,000) that will expire in 2011. Other tax losses may be carried forward indefinitely.

At 31st March, 2006, the Group had deductible temporary difference of HK$26,148,000 (2005: HK$28,633,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilised.

34. ACQUISITION OF SUBSIDIARIES

On 20th May, 2005, the Group acquired the entire issued share capital of Pacific Coffee (Holdings) Limited ("Pacific Coffee") at a consideration of HK$205,963,000. The acquisition has been accounted for using the purchase method.

The net assets acquired and the goodwill arising from the acquisition are as follows:

	Acquiree's carrying amount *HK$'000*	Fair value adjustments *HK$'000*	Fair value of net assets *HK$'000*
Net assets acquired:			
Property, plant and equipment	26,168	–	26,168
Trademark	–	108,000	108,000
Inventories	4,329	–	4,329
Debtors, deposits and prepayments	17,384	–	17,384
Bank and cash balances	1,432	–	1,432
Provision for taxation	(3,124)	–	(3,124)
Deferred services income	(63)	–	(63)
Deferred tax liabilities	(624)	(18,900)	(19,524)
Creditors, deposits and accruals	(10,031)	–	(10,031)
Contingent liabilities	–	(1,000)	(1,000)
	35,471	88,100	123,571
Goodwill			82,392
			205,963
Total costs:			
Purchase consideration satisfied by cash			203,684
Costs incurred for the acquisition			2,279
			205,963
Net cash outflow arising on acquisition:			
Cash consideration paid			(205,963)
Bank balances and cash acquired			1,432
			(204,531)

The goodwill arising on the acquisition of Pacific Coffee is attributable to the anticipated profitability of the operation of coffee shops.

The Group recognised the contingent liabilities of approximately HK$1,000,000 in respect of liquidated damages for an alleged breach of a wholesale food supply contract.

Pacific Coffee contributed in its 10-month period HK$179.5 million and HK$18.8 million to the Group's revenue and profit before tax for the year respectively.

If the acquisition had been completed on 1st April, 2005, the Group's revenue for the year would have been HK$859 million, and profit for the year would have been HK$39.8 million. This proforma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1st April, 2005, nor is it intended to be a projection of future profits.

35. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purpose, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information. In prior year, the Group was organised into four divisions, which were computer and business machines, network solution and telecommunication system, technical and maintenance services and investment in securities and others. Due to the entry into a new business, the food and beverage market and the streamline of its existing business, the Group reorganises its business activities into three divisions. Segment information about these businesses is presented below. Comparative figures have been restated to conform with the current year's presentation.

Turnover and results

Year ended 31st March, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	549,011	179,469	103,265	831,745
RESULTS				
Segment results	18,352	18,794	5,734	42,880
Unallocated corporate expenses				(5,611)
Unallocated corporate income				5,812
Interest income				1,653
Finance costs				(3,906)
Profit before taxation				40,828
Income tax expenses				(3,862)
Profit for the year				36,966

Turnover and results
Year ended 31st March, 2005

	Computer and information communication technology HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000 (Restated)
TURNOVER	574,860	112,248	687,108
RESULTS			
Segment results	1,546	1,349	2,895
Unallocated corporate expenses			(445)
Interest income			269
Share of results of an associate	(826)	–	(826)
Finance costs			(1)
Profit before taxation			1,892
Income tax expenses			(339)
Profit for the year			1,553

The Group has no inter-segment sales for the two years ended 31st March, 2006.

Assets and liabilities
As at 31st March, 2006

	Computer and information communication technology HK$'000	Food and beverage HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000
ASSETS				
Segment assets	146,579	254,634	156,358	557,571
Unallocated corporate assets				73,261
Consolidated total assets				630,832
LIABILITIES				
Segment liabilities	69,948	17,878	–	87,826
Unallocated corporate liabilities				131,730
Consolidated total liabilities				219,556

Assets and liabilities
As at 31st March, 2005

	Computer and information communication technology *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000* (Restated)
ASSETS			
Segment assets	135,101	238,064	373,165
Amount due from an associate	379	–	379
Unallocated corporate assets			86,911
Consolidated total assets			460,455
LIABILITIES			
Segment liabilities	70,480	–	70,480
Unallocated corporate liabilities			11,439
Consolidated total liabilities			81,919

Other information
Year ended 31st March, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
Capital additions	8,635	149,975	48	158,658
Depreciation	4,775	10,567	459	15,801
Impairment loss on available-for-sale investments	–	–	2,466	2,466
Loss (gain) on disposal of property, plant and equipment	198	686	(1,235)	(351)
Write-down of inventories	1,000	–	–	1,000

Other information

Year ended 31st March, 2005

	Computer and information communication technology *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000* (Restated)
Allowance of doubtful debts	955	–	955
Capital additions	5,664	399	6,063
Depreciation	4,208	138	4,346
Impairment loss on investment securities	–	560	560
Loss on disposal of property, plant and equipment	450	–	450
Write-down of inventories	518	–	518

Geographical segments

The Group's operations in food and beverage business are carried out in Hong Kong, Singapore and Mainland China whereas its operations in the computer and information communication technology business are carried out in Hong Kong, Thailand and Mainland China. The trading of investments in securities is carried out in Hong Kong. The following is an analysis of the Group's turnover by geographical market:

	Turnover by geographical market			
	2006		2005	
	HK$'000	*%*	*HK$'000*	*%*
Hong Kong	746,747	89	607,118	88
Thailand	66,284	8	69,028	10
Singapore	15,730	2	–	–
Others	2,984	1	10,962	2
	831,745	100	687,108	100

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment and intangible assets analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets				Additions to properties, plant and equipment and intangible assets			
	2006		2005		2006		2005	
	HK$'000	*%*	*HK$'000*	*%*	*HK$'000*	*%*	*HK$'000*	*%*
Hong Kong	558,891	89	400,498	87	153,444	97	5,036	82
Thailand	51,977	8	51,551	11	909	1	1,006	17
Singapore	9,307	1	–	–	3,149	1	–	–
Others	10,657	2	8,406	2	1,156	1	21	1
	630,832	100	460,455	100	158,658	100	6,063	100

36. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of the emoluments paid to the Directors of the Company are as follows:

	2006			
	Directors' fees	Salaries and other benefits	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors:				
Miss Lily Chow	–	1,212	91	1,303
Independent Non-Executive Directors:				
Mr Shinichi Yonehara	120	–	–	120
Mr Wu King Cheong	120	–	–	120
Mr Kwong Man Sing	120	–	–	120
	360	1,212	91	1,663

	2005			
	Directors' fees	Salaries and other benefits	Retirement benefit scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Executive Director:				
Miss Lily Chow	–	1,212	8	1,220
Independent Non-Executive Directors:				
Mr Shinichi Yonehara	120	–	–	120
Mr Wu King Cheong	120	–	–	120
Mr Kwong Man Sing	60	–	–	60
	300	1,212	8	1,520

Except for the directors' fees paid to each of the Independent Non-executive Directors, no other emoluments were paid or payable to the Independent Non-executive Directors during the two years ended 31st March, 2006.

In addition to the directors' emoluments disclosed above, Dr Chow Yei Ching, Mr Fung Pak Kwan, Mr Kuok Hoi Sang, Mr Chow Vee Tsung, Oscar and Mr Kan Ka Hon, Directors of the Company received remuneration totalling HK$20,074,000 (2005: HK$16,621,000) from the Company's ultimate holding company in respect of their services provided to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as Directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

The five highest paid individuals of the Group for the year ended 31st March, 2006 included one Director (2005: one Director), details of whose emoluments are set out above. The emoluments of the remaining four (2005: four) highest paid individuals are as follows:

	2006	2005
	HK$'000	*HK$'000*
Performance based bonus	349	–
Salaries and other benefits	3,804	3,197
Retirement benefit scheme contributions	158	181
	4,311	3,378

The emoluments of these four highest paid individuals fall within the following bands:

	Number of individuals	
	2006	2005
Bands		
Nil – HK$1,000,000	2	3
HK$1,000,001 – HK$1,500,000	1	1
HK$1,500,001 – HK$2,000,000	1	–
	4	4

37. IMPAIRMENT TESTING ON GOODWILL AND TRADEMARK

As explained in note 35, the Group uses business segments as its primary segment for reporting segment information. For the purpose of impairment testing, goodwill and trademark with indefinite useful lives set out in notes 17 and 18 respectively have been allocated to a single CGU, "food and beverage".

During the year ended 31st March, 2006, management of the Group determined that there has been no impairment of its CGU containing the goodwill or the trademark.

The recoverable amount of the CGU has been determined based on a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a four-year period and the cash flows beyond the four-year period are extrapolated using diminishing growth rates from 10% and a discount rate of 12%. These growth rates are based on the relevant industry growth forecasts and do not exceed the average long-term growth rate for the relevant industry. Another key assumption for the value-in-use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development. Management believes that any reasonable possible change in any of these assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

38. CHARGE ON ASSETS

At 31st March, 2006, certain properties with an aggregate carrying value of HK$7,605,000 (2005: HK$8,163,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

39. OPERATING LEASE

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	51,269	3,655
In the second to fifth year inclusive	63,969	83
	115,238	3,738

Operating leases are negotiated and rentals are fixed for lease term ranging from two to three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental.

The Group as lessor

All the investment properties were leased out for a period of three years and the Group did not have any renewal options given to the lessee. The future payments receivable by the Group with one year under non-cancellable operating leases amounted to HK$292,000 (2005: HK$360,000).

40. SHARE OPTION SCHEMES

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by Independent Non-executive Directors of the Company and CIHL. Where any grant of options to a substantial shareholder or any Independent Non-executive Director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant, such grant must be approved in advance by the Company's and CIHL's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the Board of Directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will

not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme.

41. RETIREMENT BENEFITS

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees at rate of 5%, and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$201,000 (2005: HK$206,000). At 31st March, 2006, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$59,000 (2005: HK$70,000). At 31st March, 2006, contributions of HK$555,000 (2005: HK$272,000) were due in respect of the reporting period and were paid over to the ORSO Scheme in April, 2006.

42. RELATED PARTY TRANSACTIONS

Details of the material transactions with CIHL and its subsidiaries and the Company's associate regarded as related parties for the purpose of HKAS 24 "Related Party Disclosures" issued by the HKICPA are as follows:

(a) On 28th March, 2005, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2006 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$4,005,000 (2005: HK$2,775,000). The management agreement expired on 28th March, 2006 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and business machines and provided maintenance services to wholly-owned subsidiaries of CIHL totalling HK$10,103,000 (2005: HK$10,241,000).

(c) During the year, the Group paid rentals determined with reference to market amounting to HK$4,305,000 (2005: HK$3,828,000) to wholly-owned subsidiaries of CIHL, for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$158,000 (2005: HK$2,054,000) and HK$Nil (2005: HK$735,000), respectively, to a wholly-owned subsidiary of CIHL to cover its costs for services provided to the Group.

(e) The Group made advances totalling HK$1,366,000 (2005: repaid HK$1,304,000) to an associate. Full provision of approximately HK$1,745,000 was made on the outstanding amount due at 31st March, 2006 (2005: provision of HK$1,140,000).

(f) The remuneration paid and payable to the directors and other members of key management during the year was disclosed in note 36. The remuneration of directors and any key management is determined by the remuneration committee having regard to the performance of individuals and market trends.

The outstanding balance due from CIHL and its subsidiaries arising from the above transactions mentioned in (a) to (d) and payment of recurring expenses on behalf of the Group as at 31st March, 2006 amounted to HK$3,083,000 (2005: HK$1,477,000)."

C. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

The following is the reproduction of the unaudited consolidated financial statements of the Group contained in pages 1 to 11 of the Company's 2006-2007 interim report:

"CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2006

		Unaudited Six months ended 30th September,	
		2006	**2005**
	Notes	*HK$'000*	*HK$'000*
Turnover	*3*	381,879	428,754
Cost of sales		(259,329)	(335,019)
Gross profit		122,550	93,735
Other income	*4*	4,940	7,850
Selling and distribution costs		(102,256)	(67,940)
Administrative expenses		(3,582)	(3,011)
Other expenses		(999)	(5,553)
Operating profit		20,653	25,081
Share of result of an associate		–	(45)
Finance costs		(2,541)	(1,505)
Profit before taxation	*5*	18,112	23,531
Income tax expenses	*6*	(2,448)	(2,281)
Profit for the period attributable to equity holders of the Company		15,664	21,250
Dividend	*7*	4,754	5,141
Earnings per share	*8*	9.11 cents	12.40 cents
Interim dividend per share		2.5 cents	3.0 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Non-current assets			
Investment properties		7,175	7,120
Property, plant and equipment	9	62,784	55,895
Prepaid lease payments		2,103	2,192
Goodwill		82,392	82,392
Trademark		108,000	108,000
Interest in an associate		435	–
Available-for-sale investments		18,480	10,020
Investments at fair value through profit or loss		49,507	49,588
		330,876	315,207
Current assets			
Inventories		78,823	66,991
Debtors, deposits and prepayments	10	112,503	100,164
Amount due from ultimate holding company		1,075	1,756
Amounts due from customers for contract work		141	342
Tax recoverable		191	662
Investments at fair value through profit or loss		74,742	73,279
Derivative financial instruments		–	32
Bank balances and cash equivalents		102,669	72,399
		370,144	315,625
Current liabilities			
Creditors, bills payables, deposits and accruals	11	92,652	77,045
Amounts due to customers for contract work		137	264
Deferred service income		18,391	20,420
Dividend payable		8,568	–
Provision for taxation		840	942
Bank borrowings		52,000	52,000
		172,588	150,671
Net current assets		197,556	164,954
Total assets less current liabilities		528,432	480,161

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Capital and reserves			
Share capital	12	95,078	85,678
Reserves		369,814	325,422
Equity attributable to equity holders of the Company		464,892	411,100
Minority interests		184	176
Total Equity		465,076	411,276
Non-current liabilities			
Bank borrowings		43,000	49,000
Deferred taxation		20,356	19,885
		63,356	68,885
Total equity and non-current liabilities		528,432	480,161

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2006 (unaudited)

		Attributable to equity holders of the Company								
	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st April, 2005		85,678	223,434	18,060	14	1,657	52,432	381,275	175	381,450
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity		–	–	–	–	(543)	–	(543)	(10)	(553)
Profit for the period		–	–	–	–	–	21,250	21,250	–	21,250
Total recognised income and expense for the period		–	–	–	–	(543)	21,250	20,707	(10)	20,697
Final dividend for 2005 paid		–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
At 30th September, 2005		85,678	223,434	18,060	14	1,114	71,969	400,269	165	400,434
At 1st April, 2006		85,678	223,434	18,060	14	1,370	82,544	411,100	176	411,276
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity		–	–	–	–	2,050	–	2,050	8	2,058
Profit for the period		–	–	–	–	–	15,664	15,664	–	15,664
Total recognised income and expense for the period		–	–	–	–	2,050	15,664	17,714	8	17,722
Final dividend relating to 2006	7	–	–	–	–	–	(8,568)	(8,568)	–	(8,568)
Issue of share capital		9,400	35,246	–	–	–	–	44,646	–	44,646
At 30th September, 2006		95,078	258,680	18,060	14	3,420	89,640	464,892	184	465,076

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2006

	Unaudited Six months ended 30th September, 2006 HK$'000	2005 HK$'000
Net cash from operating activities	15,445	65,693
Net cash used in investing activities	(24,028)	(239,035)
Net cash from financing activities	38,646	104,839
Increase/(decrease) in cash and cash equivalents	30,063	(68,503)
Cash and cash equivalents at beginning of period	72,399	181,330
Effect of foreign exchange rate changes	207	(312)
Cash and cash equivalents at end of period	102,669	112,515
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	102,669	112,515

NOTES

For the six months ended 30th September, 2006

1. Basis of preparation and accounting policies

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal accounting policies

The condensed financial statements have been prepared on the historical cost basis except for financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2006 except as described below.

In prior years, fixed assets of machinery, tools, equipment, furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 20% or 40% with initial charge of 20%. The directors of the Group have reviewed the usage of these assets and considered it appropriate to depreciate them on a straight line basis over their useful lives from 5 to 10 years. This change in accounting estimate has no significant impact to the Group's depreciation charged to the income statement for the current period.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards, HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that have become effective. The application of the new HKFRSs has no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 8	Scope of HKFRS 2[2]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[3]
HK(IFRIC) – INT 10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.

[2] Effective for annual periods beginning on or after 1st May, 2006.

[3] Effective for annual periods beginning on or after 1st June, 2006.

[4] Effective for annual periods beginning on or after 1st November, 2006.

3. Segment information

An analysis of the Group's turnover and contribution to operating profit by business segment and turnover by geographical segment is as follows:–

(a) ***By business segment***

For the six months ended 30th September, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	259,798	115,963	6,118	381,879
RESULTS				
Segment results	5,999	8,149	8,392	22,540
Unallocated corporate expenses				(2,543)
Unallocated corporate income				164
Interest income				492
Operating profit				20,653
Finance costs				(2,541)
Profit before taxation				18,112
Income tax expenses				(2,448)
Profit for the period attributable to equity holders of the Company				15,664

For the six months ended 30th September, 2005

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	296,408	72,511	59,835	428,754
RESULTS				
Segment results	9,145	7,798	5,302	22,245
Unallocated corporate expenses				(2,594)
Unallocated corporate income				4,392
Interest income				1,038
Operating profit				25,081
Share of result of an associate	(45)	–	–	(45)
Finance costs				(1,505)
Profit before taxation				23,531
Income tax expenses				(2,281)
Profit for the period attributable to equity holders of the Company				21,250

(b) ***By geographical segment***

	Turnover Six months ended 30th September, 2006 *HK$'000*	2005 *HK$'000*
Hong Kong	331,924	387,129
Thailand	37,230	33,333
Others	12,725	8,292
	381,879	428,754

4. Other income

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
Included in other income are:		
Interest income	492	1,038
Gross rental income from properties less outgoings	220	275
Unrealised fair value gain of investments at fair value through profit or loss	3,770	–
Profit on disposal of properties for sales	–	4,392
Gain on foreign exchange contracts	–	1,696

5. Profit before taxation

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging:		
Cost of goods sold	217,515	235,996
Depreciation on property, plant and equipment	10,356	6,741
Operating lease payments in respect of renting of premises	31,430	20,127
Staff costs, including directors' emoluments	61,476	52,016

6. Income tax expenses

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
The charge/(credit) comprises:		
Current taxation		
Hong Kong	1,539	1,962
Overseas	439	399
Deferred taxation	470	(80)
	2,448	2,281

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7. Dividend

	Six months ended 30th September, 2006	2005
	HK$'000	*HK$'000*
Interim dividend		
HK2.5 cents per share (2005: HK3.0 cents per share)	4,754	5,141

On 8th December, 2006, the Board of Directors declared an interim dividend of HK2.5 cents per ordinary share. The interim dividend is not reflected as a dividend payable in this condensed consolidated balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31st March, 2007.

A 2006 final dividend of HK5 cents (2005: HK1 cent) per ordinary share, totalling HK$8,568,000 was approved at the annual general meeting held on 28th September, 2006 and paid in October 2006. It has been reflected as an appropriation of retained earnings for the six months ended 30th September, 2006.

8. Earnings per share

Basic earnings per share are calculated based on the profit for the period of HK$15,664,000 (2005: HK$21,250,000) and on the weighted average number of ordinary shares of 171,922,446 (2005: 171,355,871) in issue during the period.

No diluted earnings per share are presented as the Company had no potential ordinary shares outstanding for the two periods ended 30th September, 2005 and 2006.

9. Property, plant and equipment

For the six months ended 30th September, 2006, the Group acquired property, plant and equipment of HK$16,956,000 (HK$35,547,000 for the six months ended 30th September, 2005) and disposed of property, plant and equipment with a net book value of HK$368,000 (HK$989,000 for the six months ended 30th September, 2005).

10. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors of HK$53,920,000 (31st March, 2006: HK$56,626,000).

The ageing analysis of trade debtors net of allowance of doubtful debts is as follows:

	As at 30th September, 2006	As at 31st March, 2006
	HK$'000	*HK$'000*
0-60 days	47,155	49,348
61-90 days	2,516	2,533
Over 90 days	4,249	4,745
Total	53,920	56,626

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days except for sales of food and beverage at coffee shops which are mainly on cash basis.

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

11. Creditors, bill payables, deposits and accruals

Included in creditors, bill payables, deposits and accruals are trade creditors and bills payable of HK$35,053,000 (31st March, 2006: HK$34,416,000).

The ageing analysis of trade creditors and bills payables is as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
0-60 days	32,398	31,166
61-90 days	690	333
Over 90 days	1,965	2,917
Total	35,053	34,416

The carrying amounts of the Group's trade and other creditors and bills payables approximate to their fair values.

12. Share capital

	As at 30th September, 2006		As at 31st March, 2006	
	Number of Ordinary Shares of HK$0.5 each	Nominal Value *HK$'000*	Number of Ordinary Shares of HK$0.5 each	Nominal Value *HK$'000*
Authorised:				
At beginning and end of the period	240,000,000	120,000	240,000,000	120,000
Issued and fully paid:				
At beginning of the period	171,355,871	85,678	171,355,871	85,678
Issue of shares	18,800,000	9,400	–	–
At end of the period	190,155,871	95,078	171,355,871	85,678

13. Operating lease

(a) The Group as lessee

At 30th September, 2006, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	As at 30th September, 2006	As at 31st March, 2006
	HK$'000	*HK$'000*
Within one year	61,201	51,269
In the second to fifth year inclusive	65,389	63,969
	126,590	115,238

Operating leases are negotiated and rentals are fixed for lease term ranging from two to three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental. The above amount of commitment has only included the minimum guaranteed rental.

(b) The Group as lessor

All the investment properties were leased out for a period of three years and the Group did not have any renewal options given to the leasees. The future minimum lease receivable by the Group with one year under non-cancellable operating leases amounted to HK$301,000 (31st March, 2006: HK$292,000).

14. Subsequent event

On 25th November, 2006, the Company entered into an agreement with Sinochina Pacific Limited to acquire, in two tranches, a total of 100 shares in Sinochina Enterprises Limited ("SEL"), representing the entire issued share capital of SEL. The two tranches involve the acquisition of 49 and 51 ordinary shares in SEL constituting respective 49% and 51% of the entire issued share capital of SEL. The total consideration of the two tranches shall in any event not exceed HK$200 million in aggregate. The consideration shall be satisfied in cash and financed by the internal resources of the Group.

SEL is engaging in the business of operation of restaurants and other food and beverage outlets in Hong Kong.

Further details of the event were contained in the Company's announcement dated 1st December, 2006."

D. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 March 2006, the date to which the latest audited consolidated financial statements of the Group were made up.

E. MANAGEMENT DISCUSSION AND ANALYSIS

Financial review and employees policies of the Group for the year ended 31 March 2006

As at 31 March 2006, the Group's total net asset attributable to equity holders of the Company amounted to HK$411 million (2005: HK$378 million), an increase of HK$33 million or 9% when compared with 2005.

Total debt to equity ratio was 24.6% (2005: 0.03%) and net debt to equity ratio was nil (2005: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$411 million (2005: HK$378 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$101 million (2005: HK$121,000). Cash and deposit at bank including structured deposits amounted to HK$122 million (2005: HK$181 million) and there are no net borrowings for the two years.

Finance costs for the year amounted to HK$3.9 million (2005: HK$1,000). The increase is due to the increase of banking loans of over HK$100 million to finance mainly the acquisition of Pacific Coffee.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

As at 31 March 2006, the Group employed approximately 846 full time staff globally. Total staff costs amounted to approximately HK$112 million for the year ended 31 March 2006. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Financial review and employees policy of the Group for the six months ended 30 September 2006

As at 30 September 2006, the Group's total net assets attributable to equity holders of the Company amounted to HK$465 million (HK$411 million as at 31 March 2006).

As at 30 September 2006, total debt to equity ratio was 20.4% (24.6% as at 31 March 2006) and net debt to equity ratio was nil (Nil as at 31 March 2006), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$465 million (HK$411 million as at 31 March 2006).

As at 30 September 2006, the Group's bank and other borrowings amounted to HK$95 million (HK$101 million as at 31 March 2006). Cash and deposit at bank including structured deposits amounted to HK$152 million (HK$122 million as at 31 March 2006) and

there are no net borrowings as at 30 September 2006 (Nil as at 31 March 2006). The improvement in cash position was mainly attributable to the share placement of 18.8 million new shares in August 2006, bringing in net proceeds after expenses of HK$44.6 million for the expansion of food and beverage business and for the general working capital of the Group.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

As at 30 September 2006, the Group employed approximately 850 full time staff globally. Total staff costs amounted to approximately HK$61 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

F. PROSPECTS

Outlook for the computer and information communication technology business remains uncertain as margin continues to be under the pressure of market competition. That said, Hong Kong's economy is expanding at a brisk pace while interest rates remain relatively low with the added prospect of downward adjustments as 2007 appears on the horizon. Furthermore, the labor market is improving and this will spur consumption, hence investment in IT expenditure is expected to see moderate growth. Never complacent, the Group will continually seek ways to bring added value to customers, whether in the form of comprehensive solutions or reliable high-performance products and services.

For the stylish food and beverage business, in particular, Pacific Coffee, there are a number of initiatives in the pipeline. In Hong Kong, small or unprofitable stores facing high rental increases will be relocated. In Beijing and Shanghai, the Group will establish stores in more retail focused shopping areas and tourist locations so as to improve Pacific Coffee's brand visibility and profitability. In Singapore, the newly opened Vivo City store has already earned highly positive feedback from customers and become a new flagship. Not satisfied, management of Pacific Coffee will focus on building a strong regional team with local talent to ensure long-term growth.

With Igor's creative food and beverage concepts as well as Pacific Coffee's strong retail and brand presence, the Group is well positioned to continue capturing a growing share of the burgeoning lifestyle-based food and beverage market in Hong Kong, the PRC and other parts of Asia.

A. UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The following is an illustrative and pro forma statement of assets and liabilities of the Enlarged Group which has been prepared based on the unaudited condensed consolidated balance sheet of the Group as set out in the published interim report for the six months ended 30 September 2006 after making pro forma adjustments as set out in note 3 below. This unaudited pro forma statement of assets and liabilities of the Enlarged Group has been prepared to illustrate the effects of the Acquisition, as if the Acquisition had taken place on 30 September 2006. It has been presented in a manner consistent with both the format and accounting policies adopted by the Group. It has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group had the Acquisition been completed as at 30 September 2006 or at any future date.

	Unadjusted statement of assets and liabilities of the Group as at 30 September 2006	Pro forma adjustments			Pro forma Enlarged Group
		SEL Group	Other pro forma adjustments		
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 2	*Note 3(i)*	*Note 3(ii)*	*Note 3(iii)*	
Non-current assets					
Property, plant and equipment	62,784	17,761	–	–	80,545
Investment properties	7,175	–	–	–	7,175
Prepaid lease payments	2,103	950	–	300	3,353
Interest in an associate	435	1,462	–	–	1,897
Goodwill	82,392	–	–	171,943	254,335
Intangible assets	108,000	–	–	9,940	117,940
Available-for-sale investments	18,480	–	–	–	18,480
Investment at fair value through profit or loss	49,507	–	–	–	49,507
Rental deposits	14,217	3,490	–	–	17,707
Circulatory inventories	–	1,113	–	–	1,113
Deferred income tax assets	–	336	–	–	336
	345,093				552,388
Current assets					
Inventories	78,823	3,103	–	–	81,926
Debtors, deposits and prepayments	98,286	8,650	–	–	106,936
Amount due from ultimate holding company	1,075	–	–	–	1,075
Amounts due from customers for contract work	141	–	–	–	141
Tax recoverable	191	118	–	–	309

	Unadjusted statement of assets and liabilities of the Group as at 30 September 2006	Pro forma adjustments			Pro forma Enlarged Group
		SEL Group	Other pro forma adjustments		
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 2	*Note 3(i)*	*Note 3(ii)*	*Note 3(iii)*	
Investments at fair value through profit or loss	74,742	–	–	–	74,742
Bank balances and cash equivalents	102,669	13,134	(200,000)	–	(84,197)
	355,927				180,932
Total assets	701,020				733,320
Non-current liabilities					
Bank borrowings	43,000	2,117	–	–	45,117
Obligation under finance lease	–	18	–	–	18
Deferred income tax liabilities	20,356	–	–	1,792	22,148
	63,356				67,283
Current liabilities					
Creditors, bills payable, deposits and accruals	92,652	19,035	–	–	111,687
Amounts due to customers for contract work	137	–	–	–	137
Deferred service income	18,391	–	–	–	18,391
Dividend payable	8,568	5,556	–	–	14,124
Provision for taxation	840	1,101	–	–	1,941
Current portion of obligation under finance lease	–	78	–	–	78
Bank borrowings	52,000	2,603	–	–	54,603
	172,588				200,961
Total liabilities	235,944				268,244
Net assets	465,076				465,076
Net current assets/(liabilities)	183,339				(20,029)

Notes to the unaudited pro forma statement of assets and liabilities of the Enlarged Group:

1 The Acquisition will be executed in two phases pursuant to the terms of the Agreement. First Closing involves the acquisition of a 49% interest of SEL and Second Closing involves the acquisition of the remaining 51% interest of SEL. After First Closing and before Second Closing, SEL Group will be accounted for as an associated company of the Company in accordance with HKFRS. After Second Closing, SEL Group will become a wholly-owned subsidiary of the Company. Pursuant to the Agreement, the Company will be required to advance the Purchaser's loan and the Additional Borrowing solely for capital expenditure upon the request of SEL Group at any time after First Closing.

2 The unadjusted statement of assets and liabilities of the Group is extracted from the unaudited condensed consolidated balance sheet of the Group as at 30 September 2006 set out in the published interim report for the six months ended 30 September 2006.

3 Details of the pro forma adjustments are set out as follows:

i The balances are extracted from the balance sheet of SEL Group as at 30 November 2006, which is audited by Li, Tang, Chen & Co., certified public accountants, and is set out in the accountants' report of SEL Group in Appendix I to this Circular.

ii In accordance with the terms of the Agreement, the final consideration is determined based on the actual Normalized 2006 EBITDA, 2007 EBITDA and 2008 EBITDA and is subject to adjustments in the event of a loss making year or a significant disruption in the Hong Kong economy or an accelerated Second Closing. It is assumed that the payment of the consideration is financed by the Group's internal resources and available banking facilities. The directors of the Company consider that they are not in a position to make a best estimate of the final consideration at the moment because it is based on the future performance of SEL Group. Accordingly, this pro forma adjustment represents consideration payable of HK$200 million, which is the maximum total consideration to be paid for the Acquisition as set out in the Agreement.

iii Recognition of fair value adjustments and corresponding estimated deferred tax liabilities to SEL's net identifiable assets and liabilities and goodwill, which illustrates the aggregate effect of First Closing and Second Closing as if the two closings had taken place together on 30 September 2006. The fair value adjustments represent the recognition of an intangible asset ascribed to certain trade names of SEL Group and revaluation of land and buildings, which are based on valuation performed by independent valuers. The goodwill of approximately HK$172 million represents the excess of the maximum consideration as set out in note 3(ii) above over the fair value of the net assets of SEL Group including the deferred tax liabilities recognised as aforesaid.

4 No adjustments have been made to reflect any results or transactions of the Group and SEL Group entered into subsequent to 30 September 2006 and 30 November 2006 respectively.

5 The Company will assess the fair value of the assets and liabilities of SEL Group at each of the First Closing and Second Closing. The amounts of the fair value of the assets and liabilities of SEL Group at the First Closing and Second Closing, including intangible assets, deferred tax liabilities and goodwill, will be different from those amounts as presented above.

B. REPORT FROM ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, in respect of the unaudited pro forma financial information of the Enlarged Group for the purpose of incorporation in this circular.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

REPORT FROM ACCOUNTANTS ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF CHEVALIER ITECH HOLDINGS LIMITED

We report on the unaudited pro forma statement of assets and liabilities of Chevalier iTech Holdings Limited (the "Company") and its subsidiaries (together referred to as the "Group") set out on pages 121 to 123 under the heading of "Unaudited Pro Forma Financial Information of the Enlarged Group" (the "Unaudited Pro Forma Financial Information") in Appendix III to the Company's circular dated 7 February 2007 (the "Circular") in connection with the proposed acquisition of the entire issued share capital of Sinochina Enterprises Limited (the "Acquisition"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Acquisition might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 121 to 123 of the Circular.

Respective responsibilities of the directors of the Company and accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants ("the "HKICPA"). It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted statement of assets and liabilities of the Group as at 30

September 2006 with the unaudited condensed consolidated balance sheet of the Group as at 30 September 2006, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30 September 2006 or any future date.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 7 February 2007

C. INDEBTEDNESS OF THE ENLARGED GROUP

(a) The Group

Borrowings

As at the close of business on 30 November 2006, being the latest practicable date for the purpose of this indebtedness statement, the Group had outstanding unsecured bank borrowings of approximately HK$110.9 million.

(b) SEL Group

Indebtedness of SEL Group

Borrowings

As at the close of business on 30 November 2006, being the latest practicable date for the purpose of this indebtedness statement, SEL Group had secured bank borrowings of approximately HK$2,520,000 and unsecured borrowings of approximately HK$2,296,000. The unsecured borrowings included bank loans of approximately HK$2,200,000 and obligations under finance leases of approximately HK$96,000.

Pledge of assets

At the close of business on 30 November 2006, SEL Group had pledged its leasehold buildings with aggregate net book value of approximately HK$2,534,000 and certain property, plant and equipment to secure the general banking facilities granted to SEL Group.

Disclaimer

Saved as aforesaid and apart from intra-group liabilities, the Group and SEL Group did not, at the close of business on 30 November 2006, have any outstanding loan capital issued and outstanding or agreed to be issued, bank overdrafts, charges or debentures, mortgages, loans, or other similar indebtedness or any finance lease commitments, hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits or any guarantees or other material contingent liabilities.

The Directors have confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Enlarged Group since 30 November 2006.

D. WORKING CAPITAL

The Directors are of the opinion that after taking into account of the Group's internal resources and the present available banking facilities, the Enlarged Group has sufficient working capital for its present requirements following the Completion, that is for at least the next 12 months from the date of this circular.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares (long position)

Name of Directors	Capacity	Number of Shares Personal interests	Corporate interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner and interest of controlled corporation	6,815,854	107,822,933*	114,638,787	60.29
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.36
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.26
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.24
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00032

* *Dr. CHOW Yei Ching ("Dr. Chow") had notified the Company that under the SFO, he was deemed to be interested in 107,822,933 Shares which were held by CIHL as Dr. Chow beneficially owned 150,356,359 shares in CIHL, representing approximately 53.97% of the issued share capital of CIHL. Dr. Chow was deemed to be interested in these Shares under the SFO and these Shares were same as those Shares disclosed in the section "Substantial Shareholders' interests in securities" below.*

(b) Interests in associated corporation – shares (long position)

Name of directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CIHL	Beneficial owner	150,356,359	150,356,359	53.97
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.001

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial shareholder	Capacity	Number of Shares held (Long position)	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	114,638,787 *(Notes 1 and 3)*	60.29
MIYAKAWA Michiko	Beneficial owner	114,638,787 *(Notes 2 and 3)*	60.29
CIHL	Beneficial owner	107,822,933 *(Note 3)*	56.70
Chevalier (HK) Limited	Beneficial owner	13,471,200 *(Note 3)*	7.08
Firstland Company Limited	Beneficial owner	13,471,200 *(Note 3)*	7.08
Chen Wai Wai, Vivien	Beneficial owner	18,800,000 *(Note 4)*	9.89
Crosby Investment Holdings Inc.	Interest of controlled corporation	18,800,000 *(Note 4)*	9.89
Nan Fung Resources Limited	Interest of controlled corporation	18,800,000 *(Note 4)*	9.89
Gentfull Investment Limited	Beneficial owner	18,800,000 *(Note 4)*	9.89

Note:

1. Under the SFO, these Shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 107,822,933 in which Dr. Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr. Chow, was deemed to be interested in the same parcel of 114,638,787 Shares held by Dr. Chow.

3. These Shares were held as interest of controlled corporation through Firstland Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Chevalier (HK) Limited. Chevalier (HK) Limited is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, Chevalier (HK) Limited, CIHL, Dr. Chow and his spouse were deemed to be interested in 13,471,200 Shares.

4. Ms. Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 Shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms. Chen Wai Wai, Vivien.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Enlarged Group or in any options in respect of such capital.

3. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors had an interest in any business constituting a competing business to the Group.

4. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(i) none of the Directors had any interest, either direct or indirect, in any assets which have been, since 31 March 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group; and

(ii) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Enlarged Group which was subsisting as at the date of this circular and is significant in relation to the business of the Enlarged Group.

5. MATERIAL CONTRACTS

The following contracts have been entered into by members of the Enlarged Group within two years preceding the date of this circular and are or may be material:

(a) the share purchase agreement dated 6 April 2005 in relation to the acquisition of Pacific Coffee;

(b) the escrow agreement dated 20 May 2005 in relation to the acquisition of Pacific Coffee; and

(c) the Agreement.

6. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

7. LITIGATION

As at the Latest Practicable Date, none of the members of the Enlarged Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Enlarged Group.

8. EXPERTS AND CONSENTS

The following are the qualifications of the experts who have been named in this circular or have given opinions or advice which are contained in this circular:

Li, Tang, Chen & Co.	Certified public accountants
PricewaterhouseCoopers	Certified public accountants

Each of Li, Tang, Chen & Co. and PricewaterhouseCoopers, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, both Li, Tang, Chen & Co. and PricewaterhouseCoopers did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to the Enlarged Group, or were proposed to be acquired or disposed of by or leased to the Enlarged Group.

9. MISCELLANEOUS

(a) The qualified accountant and the secretary of the Company is Mr. Kan Ka Hon, FCCA. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(c) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong, from the date of this circular up to 23 February 2007:

- the memorandum and bye-laws of the Company;
- the published audited consolidated financial statements of the Company for the two financial years ended 31 March 2006, the text of which is set out in Appendix II to this circular;
- the published unaudited condensed consolidated financial statements of the Company for the six months ended 30 September 2006, the text of which is set out in Appendix II to this circular;
- the accountants' report from Li, Tang, Chen & Co. on SEL Group, the text of which is set out in Appendix I to this circular;
- the letter from PricewaterhouseCoopers in relation to the unaudited pro forma statement of assets and liabilities of the Enlarged Group, the text of which is set out in Appendix III to this circular;
- the consent letters from Li, Tang, Chen & Co. and PricewaterhouseCoopers referred to in the section headed "Experts and consents" in this appendix; and
- the material contracts referred to in the section headed "Material Contracts" in this appendix.

目 錄

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「收購」	指	建議收購SEL全部已發行股本
「額外借款」	指	SEL集團在協議之條款規限下僅為新店舖之資本開支可能向第三方或本公司（倘本公司提供更為有利之融資條款）借入最多達港幣11,500,000元之款項
「經審核賬目」	指	CL Holdings於相關財政年度之經審核綜合資產負債表及SEL集團內各公司於相關財政年度之經審核綜合損益賬以及該等賬目之附註及與其有關之核數師及董事會報告
「協議」	指	本公司與賣方於二零零六年十一月二十五日就SEL全部股份簽訂之股份買賣協議
「董事會」	指	董事會
「營業日」	指	香港銀行一般營業之日子（不包括星期六或星期日）
「英屬處女群島」	指	英屬處女群島
「其士國際」	指	其士國際集團有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「其士國際董事會」	指	其士國際董事會
「CL Holdings」	指	CL Holdings Limited，於香港註冊成立之有限責任公司，SEL集團內各公司（不包括SEL及傲志國際有限公司）所有已發行股本之控股公司
「本公司」	指	其士科技控股有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市，為其士國際間接擁有56.7%權益之附屬公司

「完成」	指	協議之完成
「代價」	指	買賣待售股份之代價
「董事」	指	本公司董事
「EBITDA」	指	扣除利息、稅項、折舊及攤銷前之盈利(不包括非現金及非經常性盈虧)
「經擴大後集團」	指	本集團及SEL集團
「託管代理」	指	的近律師行，就收購而言為本公司之法律顧問
「託管賬戶」	指	託管代理將就託管協議於香港持牌銀行開立之計息賬戶
「託管協議」	指	本公司、賣方及託管代理於二零零七年一月三十一日訂立之託管協議
「託管款項」	指	將按照協議之條款不時存入託管賬戶之託管款項
「首次完成」	指	根據協議之條款完成買賣第一批待售股份
「本集團」	指	本公司及其附屬公司
「香港財務報告準則」	指	香港財務報告準則，包括由香港會計師公會頒佈的所有香港財務報告準則、香港會計準則及詮釋
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零七年二月六日，即本通函附印前可確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「管理層花紅」	指	就SEL集團之管理層於二零零六年一月一日前期間之表現應付之薪酬，其中包括(i)於二零零六年一月一日至二零零六年十月三十一日期間支付之管理層花紅港幣1,389,000元（「二零零六年管理層花紅」）；及(ii)截止二零零六年十月三十一日尚未支付之管理層花紅港幣2,514,535.06元（「尚未支付之管理層花紅」）
「標準守則」	指	上市公司董事進行證券交易的標準守則
「Lenz先生」	指	Christopher James Lenz先生，賣方之主要股東，擁有賣方51.76%已發行股本
「二零零六年正常EBITDA」	指	扣除就二零零六年管理層花紅作出或應計之付款前之二零零六年EBITDA，且不計及(i)「Peel」店舖（地址為香港中環伊利近街21號UG）之賬目，(ii)出售位於新界葵涌之倉庫產生之收益及(iii)出售辦事處所得收益
「辦事處」	指	SEL集團位於香港雲咸街52號雲利大廈五樓之總辦事處
「Pacific Coffee」	指	Pacific Coffee (Holdings) Limited，於一九九五年七月二十五日在英屬處女群島註冊成立之有限公司
「買方貸款」	指	將由本公司於首次完成後任何時間向SEL集團批出最多達港幣3,500,000元之貸款，用作SEL集團之資本開支
「決議申索」	指	(a)由本公司就違反任何擔保（包括於協議中載列之聲明、擔保及承諾）所提起及已由賣方及本公司協定之擔保申索，或(b)任何有司法管轄權之法院判決本公司勝訴之最終判決之擔保申索（就該等目的而言，最終判決乃指所有適用之上訴權利已被耗盡之判決）；而「決議」申索應據此解釋
「待售股份」	指	SEL之100股普通股，即SEL全部已發行股本

「第二次完成」	指	根據協議之條款完成買賣第二批待售股份
「服務協議」	指	SEL與Lenz先生於二零零七年一月三十一日簽訂之服務協議
「SEL」	指	Sinochina Enterprises Limited，一間於英屬處女群島註冊成立之有限責任公司
「SEL集團」	指	CL Holdings及其於首次完成前之各附屬公司，以及SEL及其於首次完成後之各附屬公司
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值港幣0.5元之普通股股份
「股東」	指	股份持有人
「股東協議」	指	本公司、賣方及SEL於二零零七年一月三十一日訂立之股東協議
「股東貸款」	指	CL Holdings於二零零六年十月三十一日欠Asset Finance Limited及滙通鉄罐包裝有限公司約港幣5,700,000元，加該等貸款之本金額由二零零六年十一月一日至還款日期為止應計之任何利息的款項
「聯交所」	指	香港聯合交易所有限公司
「第一批」	指	買賣SEL股本中49股普通股，相當於SEL於首次完成日期全部已發行股本之49%
「第二批」	指	買賣SEL股本中51股普通股，相當於SEL於第二次完成日期全部已發行股本之51%
「賣方」	指	Sinochina Pacific Limited，一間於英屬處女群島註冊成立之有限責任公司
「港幣」	指	港元，香港法定貨幣
「%」	指	百分比

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

執行董事：
周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
周維正
簡嘉翰
周莉莉

獨立非執行董事：
米原慎一
胡經昌
鄺文星

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

主要交易
收購餐飲業務

緒言

於二零零六年十二月一日，董事會及其士國際董事會聯合宣佈本公司就有關收購與賣方及其他訂約方已於二零零六年十一月二十五日簽訂該協議，分兩批購買SEL合共100股股份，相當於SEL全部已發行股本。

根據上市規則，該收購構成本公司之主要交易。本通函旨在向　閣下提供有關該項協議及SEL集團的資料及上市規則要求的其他資料。

* *僅供識別*

二零零六年十一月二十五日訂立之協議

1. 協議訂約方

買方： 本公司，為其士國際間接擁有56.7%權益之附屬公司

賣方： Sinochina Pacific Limited，於英屬處女群島註冊成立之有限公司，其已發行股本51.76%由Lenz先生擁有。Sinochina Pacific Limited乃一間投資控股公司。

就董事會及其士國際董事會經作出所有合理查詢後所知、所悉及所信，賣方及其實益股東(i)獨立於本公司及其士國際及其各自的關連人士，且並非本公司及其士國際之關連人士；及(ii)並非有關收購Pacific Coffee（見下文所述）之協議之訂約方或與該等訂約方有任何聯繫。

2. 將予收購之資產

待售股份（即SEL之100股普通股）相當於SEL全部已發行股本。

待售股份將由本公司分兩批購買。第一批涉及購買SEL之49股普通股，第二批涉及購買SEL之51股普通股。

SEL及其附屬公司從事擁有及經營餐廳及其他餐飲店舖。SEL集團現時於香港經營20間店舖。有關SEL集團之進一步資料載於下文「SEL集團資料」一節。

3. 代價及支付條款

代價（可予調整）包括第一批及第二批之代價，將按以下方式釐定，在任何情況下合共不超過港幣200,000,000元：

(a) 第一批之代價

第一批之首部分25%之待售股份購買價將按以下公式定價：
（4.5 x 實際二零零六年正常EBITDA） X 25%

第一批之第二部分24%之待售股份購買價將按以下公式定價：

M x 二零零七年經審核EBITDA x 24%，其中M將按以下方式釐定：

倘若二零零七年經審核EBITDA：

(i) 少於或等於港幣23,000,000元， 則 M = 4.5

(ii) 多於港幣23,000,000元但少於港幣26,000,000元， 則 M = 5.0

(iii) 等於或多於港幣26,000,000元， 則 M = 5.5

(b) 第二批之代價

第二批之購買價將按以下公式定價：

P x 二零零八年經審核EBITDA x 51%，其中P將按以下方式釐定：

倘若二零零八年經審核EBITDA：

(i) 少於或等於港幣25,000,000元， 則P=4.5

(ii) 多於港幣25,000,000元但少於港幣30,000,000元， 則P=5.0

(iii) 等於或多於港幣30,000,000元， 則P=5.5

倘於任何年度產生虧損(導致經審核EBITDA為負數)，參考該年度經審核EBITDA而釐定之該部分SEL股份代價，將取而代之以該年度經審核賬目所反映之SEL集團經審核有形資產淨值為計算基礎。此代價之重估方法適用於該兩批支付及出現嚴重中斷(於下文「就嚴重中斷作出調整」分段中解釋)和根據協議之條款提前進行第二次完成(於下文「在第二次完成提前進行之情況下作出調整」分段中解釋)之情況下同時適用。

賣方與本公司協定兩部分代價，因而購買(i)第一批之第二部分及(ii)第二批之價格將基於SEL集團未來之表現而定。

代價(包括付款方式)乃由本公司與賣方經公平磋商後協定。該代價相當於實際二零零六年正常EBITDA之4.5倍，以及SEL集團二零零七年經審核EBITDA及二零零八年經審核EBITDA之4.5至5.5倍。第一批之代價將於首次完成時支付，

第二批之代價將於第二次完成時支付。代價將以現金支付並由本集團之內部資源及可動用銀行融資（如需要）提供。於最後實際可行日期，本集團可動用銀行融資款額約為港幣293,500,000元。

考慮到SEL集團的稅後溢利由截至二零零四年止年度增長至二零零五年止年度的254.4%及SEL集團旗下經營之店舖之聲譽，董事會及其士國際董事會認為該代價屬公平合理。

4. 首次完成之先決條件

首次完成須待以下條件達成後方可作實：

(i) SEL集團完成重組，包括成立SEL及重組，令SEL集團下之所有公司將為SEL之實益全資附屬公司（傲志國際有限公司除外）；

(ii) 本公司已以其信納之方式按上市規則規定就協議及協議項下擬進行之交易取得所有同意及批准（包括但不限於本公司股東作出之任何批准），並且本公司已向其股東刊發及寄發上市規則所規定之通函；

(iii) 本公司已取得SEL集團各個公司各位股東及董事之書面確認，表明其對SEL集團任何公司並無任何申索，亦不知悉有任何可能導致申索之情況；

(iv) 向本公司提供SEL集團於緊接首次完成月份前一個曆月之月底之備考資產負債表及管理賬目（連同截至二零零六年九月三十日之損益賬及資產負債表以及二零零六年一月至九月止九個月之實際損益賬）；及

(v) 本公司已對上文第(i)段中預期進行之SEL集團重組進行盡職審查並在各方面信納該項審查。

於最後實際可行日期，除第(ii)項條件外，以上所有先決條件已達成。第(ii)項條件已於二零零七年一月三十日由本公司送呈賣方的書面通知得以撤除。

5. **首次完成及第二次完成**

首次完成已於二零零七年一月三十一日完成；第一批（即待售股份49%）的購買價約為港幣42,800,000元（可予調整）已於首次完成時繳付。

第二次完成將於公佈截至二零零八年十二月三十一日止年度之經審核賬目後21日內（或訂約方可能協定之其他日期）發生。

於首次完成之後及第二次完成前之任何時候，倘(a)賣方或Lenz先生故意或重大違反協議或股東協議，而該違反行為(i)自本公司致賣方之通告之日後三十天內仍未糾正，及(ii)剝奪本公司於任何協議下之基本利益或基本上與協議下擬建立之互信關係嚴重不符，或(b)Lenz先生明知而故意或重大違反Lenz先生與本公司之間的服務協議或協議下的限制性契諾或保密責任，而該違反自本公司致賣方之通告之日後三十天內仍未糾正，及已經或將會對本公司或SEL集團產生重大不利影響；本公司可自行決定通知賣方選擇(i)在合理可行範圍內繼續首次完成或第二次完成（視情況而定）；(ii)推遲首次完成或第二次完成（視情況而定）至不遲於首次完成或第二次完成預定日期後十個營業日之日期（須為營業日）；(iii)終止協議；或(iv)透過書面通知於不早於違反日期後十個營業日前之日期提前進行第二次完成。

根據香港財務報告準則，於首次完成後及第二次完成前，SEL集團將以權益法為本公司之聯營公司列賬。於第二次完成後，SEL集團將成為本公司之全資附屬公司，其業績將併入本集團內。

6. **調整**

(a) 就嚴重中斷作出調整

倘若香港之經濟狀況出現嚴重阻礙，導致餐飲業務市場於二零零八年財政年度出現大幅下滑，使SEL集團之二零零八年經審核EBITDA低於預算之二零零八年EBITDA（由賣方於二零零八年年初提供）之70%但為正數（即大於零）（倘為負數，則上文所述之有形資產淨值為基礎之估值方法及下文所述之付款調整將仍然適用），第二批待售股份將於公佈截至二零零八年

十二月三十一日止年度之經審核賬目後21日內完成買賣並付款，但須於公佈截至二零零九年十二月三十一日止年度之經審核賬目後21日內作出調整付款。調整付款將以下列計算方式為基礎：

(51% x R x 二零零八年及二零零九年經審核EBITDA平均數）減第二批之代價，其中R將按以下方式釐定：

倘若二零零八年及二零零九年之平均經審核EBITDA：

(i)	少於或等於港幣25,000,000元，	則R=4.5
(ii)	多於港幣25,000,000元但少於港幣30,000,000元，	則R=5.0
(iii)	等於或多於港幣30,000,000元，	則R=5.5

(b) 在第二次完成提前進行之情況下作出調整

倘若第二次完成提前至公佈截至二零零八年十二月三十一日止年度經審核賬目之前之日期，第二批待售股份將按以下方式完成買賣及付款：

估值將以屆時已公佈之最近期經審核賬目為基礎。因此，倘若於違約時截至二零零七年十二月三十一日止年度之經審核賬目已經公佈，第二批待售股份之估值將以下列公式為基礎：

T x 二零零七年經審核EBITDA x 51%，其中T將按以下方式釐定：

倘若二零零七年經審核EBITDA：

(i)	少於或等於港幣23,000,000元，	則T=4.5
(ii)	多於港幣23,000,000元但少於港幣26,000,000元，	則T=5.0
(iii)	等於或多於港幣26,000,000元，	則T=5.5

倘若截至二零零七年十二月三十一日止年度之經審核賬目尚未公佈，第二批待售股份之估值將以下列公式為基礎：

4.5 x 二零零六年經審核正常EBITDA x 51%

倘若截至二零零六年十二月三十一日止年度之經審核賬目尚未公佈，第二批待售股份之估值將以下列公式為基礎：

4.5 x 二零零五年經審核EBITDA x 51%

付款須於第二次完成時作出。

7. 買方貸款

根據協議，本公司將於首次完成後任何時候應要求向SEL集團借出最多達港幣3,500,000元之買方貸款，用作SEL集團之資本開支。買方貸款將按香港上海滙豐銀行有限公司所報之香港最優惠利率加100個基點計息，須每半年期末支付一次。該貸款將由SEL集團自提取貸款首周年起分六期每半年等額償還。此項買方貸款將以SEL集團之資產作抵押，該等資產之可變現淨值將不少於買方貸款之金額。買方貸款預期將由本公司之內部資源提供資金。

8. 額外借款

在協議條款之規限下，SEL集團可於首次完成後任何時候向第三方或本公司(倘若本公司提供更為有利之融資條款)借入最多達港幣11,500,000元之額外借款，用於新店舖之資本開支，惟規定(其中包括)SEL集團必須取得本公司關於開設或發展新店舖(與本公司於協議日期之前協定之新店舖除外)之事先書面批准。額外借款(倘若提供)需視乎本集團的現金流動狀況，預期將由本集團之內部資源或由本公司安排之外部融資資源提供資金。

9. 其他條款

賣方亦向本公司承諾：

(a) 於二零零六年十二月三十一日或首次完成時(以較早者為準)或之前，其將須促使SEL集團：

(i) 以不少於港幣6,000,000元之款額出售及完成出售辦事處；

(ii) 動用出售辦事處之所得款項支付尚未派付之管理層花紅；

(iii) 動用於支付尚未派付之管理層花紅後所餘之辦事處銷售所得款項之餘額，以償還股東貸款之相應部分；及

(iv) 提供令本公司信納之證據，證實已完全遵守上述規定；及

於首次完成時，除第(iii)項承諾外，以上所有承諾已達成。第(iii)項承諾於二零零六年十二月二十九日由本公司送呈賣方的書面通知得以撤除。

(b) 於首次完成後，其將須促使SEL集團以SEL集團之經營現金流：

(i) 償還股東貸款及該貸款之本金金額於二零零六年十一月一日至償還日期為止之任何應計利息；

(ii) 支付CL Holdings於協議日期之前宣派為數港幣5,556,016元之股息(以於首次完成時仍未支付之該等股息為限)；及

(iii) 悉數償還上海商業銀行有限公司根據二零零六年十一月二日貸款通知書授出本金總額約港幣2,200,000元之多項稅務貸款(包括所有利息及費用)。

惟規定倘若經營現金流不足以立即支付該等款項，須隨後盡快予以償還，並在任何情況下均在二零零七年十二月三十一日之前償還。

附屬協議

1. 二零零七年一月三十一日訂立之股東協議

訂約方： 本公司；
賣方；及
SEL。

股東協議之主要條款

(a) 董事會之組成

SEL之董事人數上限為七人。只要本公司及賣方各自為SEL之股東，本公司及賣方將有權分別委任及罷免最多三名及四名董事。

SEL董事會主席將由該董事會委任，且無權進行第二次投票或決定票。

(b) 股息政策

SEL股東將促使SEL集團於緊接第二次完成之前，分配SEL集團業務正常營運所產生之所有可依法用於分配之現金。此項分配後，SEL集團於第二次完成時之流動經營資產淨值不得少於零。倘若於第二次完成時，SEL集團業務正常營運產生根據前一句所述應分配予SEL股東之現金，但該等現金實際上不可依法用於分配，則第二批之代價將按相等於該等現金51%之金額向上調。

(c) 股份轉讓

SEL股東無權轉讓其於SEL擁有之任何股份，惟符合股東協議訂明之條文除外。

賣方不得轉讓其於SEL擁有之任何股份，惟按照協議在第二次完成時向本公司轉讓則除外。

本公司不得向其他人士轉讓其於SEL擁有之任何股份，除非其未能完成第二次完成，在此情況下，本公司可根據協議向賣方轉讓其於SEL擁有之股份。然而，本公司可於任何時候向本集團旗下之公司轉讓其任何或所有SEL股份，惟規定受讓人須簽署令賣方信納之文據並同意受股東協議約束，本公司將仍須確保受讓人履行其於股東協議項下之責任。

目前並無意向委任Lenz先生為董事。

2. Lenz先生與本公司於二零零七年一月三十一日訂立之協議

根據協議，鑒於本公司同意訂立協議、股東協議及托管協議，Lenz先生（作為賣方之主要股東）承諾（其中包括）促使賣方適當及準時履行及遵守其責任以及賣方之少數股東就收購作出承諾。特別是Lenz先生承諾其持有並於首次完成直至第二次完成期間繼續持有賣方不少於51%之已發行股本。

3. 二零零七年一月三十一日訂立之託管協議

根據協議，託管協議由本公司、賣方及託管代理於二零零七年一月三十一日首次完成時訂立。於第二次完成後，相等於賣方於協議保證條款下之最高負債總額（即港幣10,000,000元）減任何決議申索之第二批代價之部分將存放於托管賬戶，直至第二次完成起計一年期間屆滿為止。託管金額將由託管代理用於抵消於第二次完成後之任何決議申索。第二批之代價將扣減於第二次完成時之任何決議申索。託管協議將繼續全面有效，直至托管協議被終止或托管賬戶中之所有款項已根據托管協議發放。

4. 二零零七年一月三十一日訂立之服務協議

根據協議，Lenz先生與SEL於二零零七年一月三十一日首次完成時訂立服務協議，聘用Lenz先生為SEL之行政總裁，以促進SEL集團於收購之後順利過渡。

根據服務協議之條款，Lenz先生擔任SEL行政總裁之任期將為兩年半，自首次完成時起計。

SEL集團資料

SEL於二零零六年九月六日在英屬處女群島註冊成立。根據重組，SEL已成為現時組成SEL集團(或按其商號稱為「Igor's」)之各公司之控股公司。SEL集團於一九九八年成立首家餐廳，現時經營20間店舖，包括(其中包括)位於香港多個飲食旺區(包括蘭桂坊、蘇豪、赤柱及諾士佛臺)之「Wildfire」、「The Boathouse」、「Stormies Crabshack」及「Café de Paris」。Igor's餐廳提供各式國際美食，從傳統法式佳餚至一般時尚西餐一應俱全。此外，Igor's還於蘭桂坊和灣仔等娛樂消費旺區經營酒吧及餐廳，包括「Stormies」、「The Cavern」、「Swindlers」及「Typhoon」，提供現場樂隊表演。

下文載列SEL集團(不包括SEL)按照香港財務報告準則編製截至二零零四年及二零零五年十二月三十一日止兩個年度及截至二零零六年十一月三十日止十一個月經審核綜合財務資料：

	截至十二月三十一日止年度		截至二零零六年十一月三十日止十一個月
	二零零四年	二零零五年	
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
營業額	81.4	105.8	107.0
除稅前溢利	3.5	9.4	7.6
除稅後溢利	2.4	8.3	6.6

	於二零零四年十二月三十一日	於二零零五年十二月三十一日	於二零零六年十一月三十日
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
資產總值	30.3	39.1	50.1
資產淨值	10.3	20.2	19.6

SEL集團會計師報告載列於本通函附錄一內。

根據香港財務報告準則，於首次完成後及第二次完成前，SEL集團將以權益法為本公司之聯營公司列賬。於第二次完成後，SEL集團將成為本公司之全資附屬公司，其業績將併入本集團內。

收購對財務之影響

於完成後，SEL將成為本公司之直接全資附屬公司；其業績、資產及負債將併入在本集團賬目內。

盈利

截止二零零六年三月三十一日止年度，本集團錄得經審核綜合除税後溢利約港幣37,000,000元。SEL集團於二零零六年一月一日至二零零六年十一月三十日期間錄得經審核綜合除税後溢利約為港幣6,600,000元。假若SEL能保持盈利業績記錄趨勢，該收購將會擴大本集團未來盈利基礎。

資產及負債

參照載於本通函附錄二的本集團未經審核之綜合資產負債表，本集團於二零零六年九月三十日未經審核有形資產淨值約為港幣274,500,000元。載於本通函附錄三經擴大後集團之未經審核備考資產負債表內錄得經擴大後集團未經審核備考有形資產淨值約為港幣92,800,000元。跌幅主要歸因收購後所產生約為港幣181,900,000元之商譽及無形資產。

載列於本通函附錄三的經擴大後集團未經審核備考資產負債表，於完成及在其最高代價支付後，經擴大後集團將會錄得假定性的流動負債淨值約為港幣20,000,000元。於載列本通函附錄三未經審核備考資產負債表附註三所述，董事認為現時未能估計準確的代價要視乎SEL集團將來的表現。經擴大後集團未經審核備考資產負債表是基於最高代價為港幣200,000,000元及假設該筆港幣200,000,000元款項將一次過支付。就於二零零七年至二零零九年期間第一批及第二批的實際支付金額，董事考慮到載列於經擴大後集團未經審核備考資產負債表的經擴大後集團流動負債淨值情況於經擴大後集團的變現能力沒有即時重大嚴重影響。

資本負債

參照載於本通函附錄二內的本集團未經審核綜合資產負債表，本集團於二零零六年九月三十日之銀行借貸約為港幣95,000,000元。於收購後，參照載於本通函附錄三經擴大後集團之未經審核備考資產負債表內錄得經擴大後集團銀行借貸約為港幣100,000,000元。

以上資產、負債及資本負債的財務影響只作為申述，不反映完成後經擴大後集團的業績或財務狀況。

收購背景及原因

董事會於二零零六年二月獲賣方之財務顧問華富嘉洛企業融資有限公司接洽商討關於SEL的投資機會。經過就SEL業務作出財務及法律的盡職審查後，本公司與賣方展開就收購SEL全部已發行股份之商議。於二零零六年十一月二十五日協議訂約方達成協議。

本公司於二零零五年五月完成收購Pacific Coffee。除在其店舖銷售咖啡、冷凍飲品、糕點及與咖啡有關之用具及配件，Pacific Coffee亦售賣品牌產品予批發客戶及向公司顧客提供咖啡服務，包括酒店、餐廳、會所及大型機構。截至二零零六年三月三十一日止年度，Pacific Coffee為本集團帶來十個月之營業額貢獻合共港幣1.8億元。鑒於Pacific Coffee成功把握在香港迅速增長及有盈利前景之特色咖啡業務機會，本公司在其二零零五／二零零六年度年報中披露董事會計劃進一步發展餐飲業務，務求達致規模經濟效益及擴闊收入來源。本公司將繼續發展其現有業務並進一步在香港及鄰近地區物色投資機會。董事會認為收購與本集團之商業策略配合一致。

由於收購對本集團極具吸引，並可鞏固其餐飲業務，而董事會相信，SEL集團旗下經營之店舖將讓本集團能夠抓住亞洲快速增長及誘人之西式餐飲市場。此外，於收購後，本公司可憑藉其在餐飲業之市場知識及經驗之優勢而享有規模經營效益。

鑒於上述原因，董事會（包括獨立非執行董事）及其士國際董事會均認為，收購之條款（包括代價及付款方式）乃基於正常商業條款且均屬公平及合理，並符合本公司及其股東之整體利益。

上市規則含意

根據上市規則，該收購連同買方貸款及額外借款（若本公司提供）構成本公司主要交易，並需要本公司在股東大會上獲得股東批准。根據上市規則第14.44條，若持有本公司證券面值50%以上、有權在股東大會出席投票批准該項交易的一名股東給予股東書面批准，則無需召開股東大會。本公司已收到其士國際有關該收購的書面批准。於最後實際可行日期，其士國際連同其士國際之全資

附屬公司Firstland Company Limited持有本公司約56.7%已發行股本。其士國際及其聯繫人在該收購擁有的權益除為股東外，並沒有股東需在本公司的股東大會批准該項收購時放棄表決權利。就董事會及其士國際董事會所知、所信，並經所有合理查詢後，賣方及其聯繫人並無持有本公司或其士國際之權益。因此，根據上市規則第14.44條，本公司無需召開股東大會讓股東批准該項收購。

根據上市規則第4.06(1)條，載列於本通函附錄一內的SEL集團會計師報告應包括SEL集團緊接本通函付印前截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度之綜合業績。本公司已向聯交所申請就上市規則第4.06(1)條之嚴格遵守規定的豁免。這是由於嚴格遵守上市規則第4.06(1)條規定是不適當的，SEL集團及其會計師－李湯陳會計師事務所需要額外進行二零零六年十二月財務資料的更多實地工作，以致沒有足夠時間編製SEL集團截至二零零六年十二月三十一日止三個年度的會計師報告於二零零七年二月七日或以前寄發該通函。此外，董事已適當地進行SEL集團的盡職審查，以確保自二零零六年十一月三十日至該通函刊發日期，SEL集團的財務狀況無重大嚴重改變，並自二零零六年十一月三十日無任何事故發生導致載列於本通函附錄一SEL集團的會計師報告所披露的財務資料有重大影響。聯交所已批准本公司就上市規則第4.06(1)條嚴格遵守規定的豁免，惟(i)該通函需於二零零七年二月七日或以前寄發及(ii)董事確認上述的盡職審查已充份地進行。現時載列於本通函附錄一的SEL集團會計師報告包括截至二零零三年、二零零四年及二零零五年十二月三十一日止三個財政年度及二零零六年十一月三十日止十一個月。

其他資料

本公司為一間投資控股公司，並透過其附屬公司主要從事電腦及資訊通訊科技、餐飲業務及證券投資。

其士國際為一間投資控股公司，並透過其附屬公司主要從事建築及機械工程、保險及投資、物業投資、酒店投資、資訊科技及餐飲業務。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此　致

列位股東　台照

承董事會命
其士科技控股有限公司
主席
周亦卿

二零零七年二月七日

(A) SEL集團會計師報告

以下為申報會計師香港執業會計師李湯陳會計師事務所所編撰之報告全文，以供載入本通函。

李湯陳會計師事務所
LI, TANG, CHEN & CO.
Certified Public Accountants (Practising)

敬啟者：

吾等謹此對其士科技控股有限公司(「貴公司」)載於 貴公司就 貴公司擬收購Sinochina Enterprises Limited(「目標公司」)全部股權而於二零零七年二月七日刊發之通函(「通函」)內，按下文B節附註1所載之基準所編製有關目標公司及其附屬公司(以下統稱「目標集團」)於二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間、截至二零零四年及二零零五年十二月三十一日止兩年各年及截至二零零六年十一月三十日止十一個月(「相關期間」)以及截至二零零五年十一月三十日止十一個月(「二零零五年十一月三十日之財務資料」)之財務資料作出報告。

目標公司於二零零六年九月六日根據英屬處女群島之國際商業公司法案於英屬處女群島註冊成立為有限公司。目標公司之主要業務為投資控股。於相關期間，目標集團主要從事餐廳經營。目標公司自成立以來，除於二零零六年十一月二十三日收購CL Holdings Limited(定義見下文)之全部股權外並無進行任何業務。

現時組成目標集團之所有公司均採納十二月三十一日作為其財務年度結算日。

根據目標集團於二零零六年十一月二十三日進行之重組，CL Holdings Limited之股東將其於CL Holdings Limited之權益轉讓予目標公司以成為下列附屬公司及聯營公司之控股公司。

於本報告日期，目標公司於以下附屬公司及聯營公司擁有直接或間接權益：

名稱	註冊成立地點及時間	已發行及繳足股份之面值	目標公司應佔股權百分比 直接	間接	主要業務	附註
附屬公司：						
CL Holdings Limited	香港 二零零三年一月十五日	普通股 港幣200,000元	100%	–	投資控股	
匯安(香港)有限公司	香港 二零零零年八月十四日	普通股 港幣5,000元	–	100%	餐廳	*(1)*
龍訊有限公司	香港 二零零三年八月六日	普通股 港幣10,000元	–	100%	餐飲業務	*(2)*
新德(香港)有限公司	香港 二零零零年八月三十日	普通股 港幣10,000元	–	100%	餐廳	*(3)*
華才(香港)有限公司	香港 二零零二年七月五日	普通股 港幣2元	–	100%	餐廳	*(4)*
浩展(香港)有限公司	香港 二零零二年十二月六日	普通股 港幣2元	–	100%	餐廳	*(5)*
廣洋(香港)有限公司	香港 一九九八年十一月二十日	86股「A」類普通股 港幣86元 90股「B」類普通股 港幣90元	–	100%	餐廳	*(6)*
恒邦(香港)有限公司	香港 二零零一年四月二十四日	普通股 港幣2元	–	100%	餐廳	*(7)*
振隆(香港)有限公司	香港 二零零三年三月二十四日	普通股 港幣2元	–	100%	餐廳	*(8)*
異谷集團管理有限公司	香港 一九九九年十月二十五日	普通股 港幣2元	–	100%	餐廳	*(9)*
鉅龍(香港)有限公司	香港 二零零三年一月六日	普通股 港幣10,000元	–	100%	餐廳	*(10)*
華標(香港)有限公司	香港 二零零三年十二月十五日	普通股 港幣100元	–	100%	餐廳	*(11)*
誠威(香港)有限公司	香港 二零零六年三月十四日	普通股 港幣10,000元	–	100%	餐廳	*(12)*
東達有限公司	香港 一九九一年六月十三日	普通股 港幣6,080,832元	–	100%	餐廳	*(13)*
茂信顧問有限公司	香港 一九九四年三月十日	普通股 港幣10元	–	100%	餐廳	*(14)*
聯營公司：						
傲志國際有限公司	香港 二零零一年九月十九日	普通股 港幣760,000元	–	50%	餐廳	*(15)*

附註

1. 匯安(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

2. 龍訊有限公司於二零零三年八月二十二日成為目標集團之附屬公司。

3. 新德(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

4. 華才(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

5. 浩展(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

6. 廣洋(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

7. 恒邦(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

8. 振隆(香港)有限公司於二零零三年五月三日成為目標集團之附屬公司。

9. 異谷集團管理有限公司於二零零三年七月二十五日成為目標集團之附屬公司。

10. 鉅龍(香港)有限公司於二零零三年九月八日成為目標集團之附屬公司。

11. 華標(香港)有限公司於二零零四年一月十六日成為目標集團之附屬公司。

12. 誠威(香港)有限公司於二零零六年七月十日成為目標集團之附屬公司。

13. 目標集團於二零零三年十月二十日收購東達有限公司已發行普通股份之17.48%，其後分別於二零零四年十二月二十三日及二零零六年十月三十一日進一步收購其餘31.75%及50.77%之已發行普通股份。

14. 目標集團於二零零三年七月二日收購茂信顧問有限公司已發行普通股份之40%，並於二零零六年十月三十一日進一步收購其餘60%之已發行普通股份。

15. 目標集團於二零零五年十一月一日收購傲志國際有限公司已發行普通股份之50%。

財務資料乃由目標公司之唯一董事根據目標集團經適當調整之經審核財務報表或(如適當)未經審核管理財務報表而編製。就本報告而言，作出調整旨在重列該等財務報表以符合下文B節所載之會計政策，該等政策符合香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)。香港財務報告準則包含所有適用之個別香港財務報告準則、香港會計準則及詮釋。

就本報告而言，吾等已根據香港會計師公會頒佈之香港核數準則對目標集團於相關期間之經審核財務報表或(如適當)未經審核管理財務報表進行適當審核程序，並已根據香港會計師公會頒佈之核數指引「招股章程及申報會計師」作出所有吾等認為屬必要之其他程序。

就本報告而言，吾等已根據香港會計師公會頒佈之香港核數準則第700號「中期財務報告之審閱工作」審閱二零零五年十一月三十日之財務資料，該等資料包括目標集團於截至二零零五年十一月三十日止十一個月之綜合收益表、綜合權益變動表及綜合現金流動表，而目標公司之唯一董事須對此負責。審閱主要包括向管理層進行諮詢、對二零零五年十一月三十日之財務資料應用分析程序及根據該等程序評估是否已貫徹應用會計政策及呈列方式(另行披露者除外)。審閱工作並不包括如監控抽查及驗證資產及負債等審核程序(上一段所述之審核或審閱程序除外)，因此本行並無就二零零五年十一月三十日之財務資料發表審核意見。

財務資料包括目標集團於相關期間之綜合收益表、綜合權益變動表及綜合現金流動表以及二零零五年十一月三十日之財務資料、目標集團於二零零三年、二零零四年及二零零五年十二月三十一日及二零零六年十一月三十日之綜合資產負債表，連同載於本報告之該等資料之附註，均已根據下文B節附註1所載之基準編製及呈列。

目標集團各公司之董事負責編製相關公司真實公允之財務報表。目標公司之唯一董事負責編製財務資料。於編製該等真實公允之財務資料時，必須選擇及貫徹應用合適之會計政策。吾等之責任乃根據吾等之審核，對財務資料作出獨立意見。

在達致吾等之意見時，吾等已考慮就為編制財務資料而採納之持續經營基準而在財務資料中所作出之披露之充足性。正如下文B節附註1所述，財務資料乃按照持續經營之基準編制，其有效性取決於目標集團從經營中產生正現金流之能力。吾等已透過分析由唯一董事編制之自二零零七年一月一日至二零零八年二月二十八日之現金流量預測，就唯一董事對持續經營能力的評估作出評估，並已就目標集團之未來投資及業務計劃與唯一董事作出審閱及討論。基於目標集團能夠從其經營及未來投資中產生正現金流量之假設，財務資料乃按照持續經營之基準編制。

吾等認為，根據下文B節附註1所載之呈列基準，就本報告而言，財務資料真實公允地反映目標集團於相關期間之綜合業績及綜合現金流量，及目標集團於二零零三年、二零零四年及二零零五年十二月三十一日及二零零六年十一月三十日之綜合財務狀況以及目標公司於二零零六年十一月三十日之財務狀況。

根據吾等所作並不構成審核之審閱，吾等並不知悉須對二零零五年十一月三十日之財務資料進行任何重大修訂。

A. 財務資料

綜合收益表

	附註	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
			二零零四年	二零零五年	二零零五年	二零零六年
		港幣千元	港幣千元	港幣千元	港幣千元(未經審核)	港幣千元
營業額	5	45,742	81,424	105,804	95,591	107,041
銷售成本		(9,373)	(15,348)	(20,210)	(18,209)	(21,176)
毛利		36,369	66,076	85,594	77,382	85,865
其他收入及收益	5	4,794	1,925	3,622	1,431	7,006
行政及其他經營支出		(38,422)	(64,251)	(79,949)	(73,169)	(85,862)
財務費用	6	(67)	(238)	(140)	(99)	(231)
應佔聯營公司業績		–	–	292	354	806
除税前溢利	7	2,674	3,512	9,419	5,899	7,584
税項支出	8	(721)	(1,160)	(1,084)	(907)	(999)
股東應佔溢利		1,953	2,352	8,335	4,992	6,585
股息	9	–	–	7,200	–	–

	附註	綜合資產負債表 於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元	資產負債表 於二零零六年十一月三十日 港幣千元
非流動資產						
物業、廠房及設備	10	11,206	14,855	10,858	17,761	–
預付土地租賃款項	11	498	497	496	950	–
一間附屬公司	12	–	–	–	–	390
若干聯營公司	13	(133)	387	5,424	1,462	–
投資證券	14	1,190	–	–	–	–
商譽	15	–	–	–	–	–
負商譽	16	(2,083)	(1,562)	–	–	–
遞延税項資產	17	76	99	257	336	–
租金按金		2,586	2,907	3,841	3,490	–
流通存貨		476	687	718	1,113	–
		13,816	17,870	21,594	25,112	390
流動資產						
存貨	18	1,516	1,913	2,586	3,103	–
租金及其他按金		1,990	2,193	3,206	6,343	–
應收帳款	19	817	2,278	1,553	1,087	–
應收SEL關連公司款項	20	–	–	–	268	–
應收SEL唯一董事款項	21	–	–	341	–	–
預付土地租賃款項	11	1	1	1	21	–
預付款項		249	433	567	931	–
可取回税項	8(c)	–	56	–	118	–
現金及銀行結存	22	2,739	5,544	9,285	13,134	–
		7,312	12,418	17,539	25,005	–
流動負債						
應付SEL最終控股公司款項	23	(389)	(389)	(389)	(267)	(389)
應付SEL一間聯營公司款項	23	–	–	(216)	–	–
應付SEL關連公司款項	23	(1,571)	(111)	–	–	–
應付SEL唯一董事款項	23	(1,629)	(2,279)	–	–	–
應付SEL最終控股公司股東款項	24	(6,208)	(5,850)	(5,000)	(5,700)	–
預收款項		–	(340)	(120)	–	–

	附註	綜合資產負債表 於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元	資產負債表 於二零零六年十一月三十日 港幣千元
應付帳款	25	(3,179)	(4,960)	(4,265)	(7,340)	–
應付費用		(3,351)	(3,824)	(5,149)	(5,728)	–
應付股息		–	–	–	(5,556)	–
融資租約承擔之即期部份	26	(60)	(60)	(43)	(78)	–
銀行貸款	27	(1,894)	(1,046)	(2,450)	(2,603)	–
應付税項		(209)	(822)	(1,138)	(1,101)	–
		(18,490)	(19,681)	(18,770)	(28,373)	(389)
流動負債淨值		(11,178)	(7,263)	(1,231)	(3,368)	(389)
總資產減流動負債		2,638	10,607	20,363	21,744	1
非流動負債						
融資租約承擔	26	(100)	(40)	–	(18)	–
銀行貸款	27	(555)	(148)	(139)	(2,117)	–
遞延税項負債	17	(319)	(92)	–	–	–
		(974)	(280)	(139)	(2,135)	–
淨資產		1,664	10,327	20,224	19,609	1
股本及儲備						
股本	28	1	1	1	1	1
合併儲備	29	(290)	6,021	6,021	6,021	–
未分配溢利		1,953	4,305	7,002	13,587	–
擬派末期股息		–	–	7,200	–	–
		1,664	10,327	20,224	19,609	1

綜合權益變動表

	股本 港幣千元	合併儲備 港幣千元	未分配溢利 港幣千元	擬派末期股息 港幣千元	總計 港幣千元
於二零零三年一月十五日（CL Holdings Limited註冊成立之日）之結餘	1	(290)	–	–	(289)
期內溢利	–	–	1,953	–	1,953
於二零零三年十二月三十一日之結餘	1	(290)	1,953	–	1,664
CL Holdings Limited發行新股份	–	6,311	–	–	6,311
年度溢利	–	–	2,352	–	2,352
於二零零四年十二月三十一及二零零五年一月一日之結餘	1	6,021	4,305	–	10,327
因採納香港財務報告準則第3號產生之年初結餘調整 *（附註2(i)）*	–	–	1,562	–	1,562
於二零零五年一月一日之結餘	1	6,021	5,867	–	11,889
年度溢利	–	–	8,335	–	8,335
擬派末期股息	–	–	(7,200)	7,200	–
於二零零五年十二月三十一日之結餘	1	6,021	7,002	7,200	20,224
期內溢利	–	–	6,585	–	6,585
已付股息	–	–	–	(7,200)	(7,200)
於二零零六年十一月三十日之結餘	1	6,021	13,587	–	19,609
（未經審核）					
於二零零五年一月一日之結餘	1	6,021	5,867	–	11,889
期內溢利	–	–	4,992	–	4,992
於二零零五年十一月三十日之結餘	1	6,021	10,859	–	16,881

綜合現金流動表

	自二零零三年一月十五日（CL Holdings Limited 註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*（未經審核）	*港幣千元*
經營業務					
除稅前溢利	2,674	3,512	9,419	5,899	7,584
調整：					
應佔聯營公司業績	–	–	(292)	(354)	(806)
折舊	2,890	4,939	5,615	5,115	4,845
預付土地租賃款項攤銷	1	1	1	1	21
利息收入	(1)	(1)	(68)	(40)	(157)
收購附屬公司產生之負商譽攤銷	(4,542)	(521)	–	–	–
出售物業、廠房及設備及預付土地租賃款項之收益	–	–	–	–	(5,370)
利息支出	67	238	140	99	231
壞帳撇銷	33	–	–	–	–
物業、廠房及設備撇銷	29	–	4	4	29
於聯營公司權益之撥備／（撥備撥回）	3,140	920	(2,242)	–	–
於一間聯營公司權益之撇銷	–	2,883	–	–	–
投資證券撥備	596	–	–	–	–
商譽之減值虧損	–	–	–	–	1,933
流通存貨增加	(150)	(211)	(31)	(31)	(272)
存貨增加	(922)	(397)	(673)	(490)	(397)
租金及其他按金增加	(2,979)	(524)	(1,947)	(1,020)	(2,377)
應收款項（增加）／減少	(323)	(1,461)	725	628	547
應收SEL關連公司款項增加	–	–	–	–	(268)
應收SEL唯一董事款項（增加）／減少	–	–	(341)	(341)	341
預付款項增加	(249)	(184)	(134)	(354)	(307)
應付SEL最終控股公司款項減少	–	–	–	–	(122)
應付SEL一間聯營公司款項增加／（減少）	–	–	216	–	(216)
應付SEL關連公司款項增加／（減少）	5,059	(1,460)	(111)	(111)	–
應付SEL唯一董事款項增加／（減少）	1,629	650	(2,279)	(2,279)	–
應付SEL最終控股公司股東款項增加／（減少）	1,665	(358)	(850)	(850)	700
預收款項增加／（減少）	–	340	(220)	(203)	(120)
應付帳款增加／（減少）	597	1,781	(695)	(1,033)	(1,448)
應付費用增加	3,351	473	1,325	984	458
來自經營業務之現金	12,565	10,620	7,562	5,624	4,829
已付利息	(67)	(238)	(140)	(99)	(231)
已付稅項	(1,468)	(853)	(962)	(867)	(1,233)
來自經營業務之現金淨額	11,030	9,529	6,460	4,658	3,365

	附註	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
			二零零四年	二零零五年	二零零五年	二零零六年
		港幣千元	港幣千元	港幣千元	港幣千元(未經審核)	港幣千元
投資業務						
已收利息		1	1	68	40	157
購買物業、廠房及設備款項		(9,832)	(8,588)	(1,622)	(1,557)	(13,208)
出售物業、廠房及設備所得款項及預付土地租賃款項		–	–	–	–	7,841
收購附屬公司	35	2,135	–	–	–	540
於聯營公司之投資		–	(310)	(501)	–	–
聯營公司(墊款)／還款淨額		(1,337)	(2,823)	(2,001)	(2,423)	4,768
收購投資證券		(1,786)	–	–	–	–
(使用於)／來自投資業務之現金淨額		(10,819)	(11,720)	(4,056)	(3,940)	98
融資業務						
已付股息		–	–	–	–	(1,644)
發行CL Holdings Limited新股份所得款項		100	6,311	–	–	–
已獲銀行貸款		3,018	764	3,350	3,350	4,650
償還銀行貸款		(570)	(2,019)	(1,955)	(1,567)	(2,518)
融資租約租金款項之資本部份		(20)	(60)	(58)	(4)	(102)
來自融資業務之現金淨額		2,528	4,996	1,337	1,779	386
現金及現金等值增加淨額		2,739	2,805	3,741	2,497	3,849
於期初之現金及現金等值		–	2,739	5,544	5,544	9,285
於期末之現金及現金等值		2,739	5,544	9,285	8,041	13,134
現金及現金等值結餘分析						
現金及銀行結存		2,739	5,544	9,285	8,041	13,134

B. 財務資料附註

1. 呈列之基準

財務資料已根據香港會計師公會頒佈之會計指引第5號「共同控制合併之合併會計法」所訂明之合併會計原則編製，猶如重組已於相關期間之初完成，理由是重組之前及之後目標公司與CL Holdings Limited由目標集團之最終控股公司最終控制，因此目標公司對CL Holdings Limited之收購應被視為共同控制下之業務合併。

於相關期間目標集團之綜合收益表、綜合現金流動表及綜合權益變動表包括現時組成目標集團之所有公司之業績及現金流量，猶如現時之架構已於整個相關期間或自其各自之收購、註冊成立或成立日期以來(以較短者為準)存在。編製目標集團於二零零三年、二零零四年及二零零五年十二月三十一日以及於二零零六年十一月三十日之綜合資產負債表，乃為呈示目標集團之財務狀況，猶如現時之架構已存在且根據於各自之日期現有股東應佔對個別公司之相關股權及／或行使控制權之權力。

財務資料乃根據目標集團將按持續基準繼續營運之假設而編製。此一假設乃基於唯一董事之意見認為目標集團可以營運中產生正現金流量以應付由二零零六年十二月一日起計十二個月內到期之任何債務。

2. 重要會計政策

a) 符合規定聲明：

財務資料已根據以下列載之重要會計政策編製。該等會計政策符合香港會計師公會頒佈所有適用之香港財務報告準則(包括所有適用之個別香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋)及香港普遍採納之會計原則，並已於整個相關期間貫徹應用。

與該等財務資料有關之香港財務報告準則列載如下，相關期間之財務資料已根據相關規定予以重列。

- 香港會計準則第1號　財務報表之呈列；
- 香港會計準則第2號　存貨；
- 香港會計準則第7號　現金流量表；
- 香港會計準則第8號　會計政策、會計估計的變動及錯誤；
- 香港會計準則第10號　結算日後事項；
- 香港會計準則第12號　所得稅；
- 香港會計準則第14號　分類呈報；
- 香港會計準則第16號　物業，廠房及設備；
- 香港會計準則第17號　租賃；
- 香港會計準則第18號　收益；
- 香港會計準則第19號　僱員福利；
- 香港會計準則第21號　外幣匯率變動的影響；
- 香港會計準則第23號　借貸成本；
- 香港會計準則第24號　關連人士披露；

- 香港會計準則第27號　綜合及獨立財務報表；
- 香港會計準則第28號　於聯營公司之投資；
- 香港會計準則第32號　金融工具：披露及呈列方式；
- 香港會計準則第36號　資產減值；
- 香港會計準則第37號　撥備、或然負債及或然資產；
- 香港會計準則第38號　無形資產；
- 香港會計準則第39號　金融工具：確認與計量；
- 香港會計準則第39號經修訂　財務資產及財務負債之過渡及初步確認；
- 香港會計準則第39號及香港財務報告準則第4號經修訂　財務擔保合約；及
- 香港財務報告準則第3號　業務合併。

採納以下香港財務報告準則導致目標集團之會計政策發生變化，並對相關期間之業績編製及呈列方式產生影響。

i)　業主自用土地租賃權益

在以往年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，並採用成本模式計量。自二零零五年一月一日以來，目標集團已應用香港會計準則第17號「租賃」(「香港會計準則第17號」)。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入帳，除非有關租賃款項未能於土地及樓宇部份之間可靠地分配，在此情況下整項租賃一概視為融資租賃。若租賃款項能夠於土地及樓宇部份之間可靠地分配，土地租賃權益應重新分類為經營租賃項下之預付租賃款項，以成本入帳並按租賃期作直線攤銷。此項會計政策之變動已作追溯應用。

該項有關租賃之新會計政策產生之影響如下：

i)　目標集團之物業、廠房及設備於二零零四年及二零零三年十二月三十一日分別減少港幣498,440元及港幣499,177元。

ii)　目標集團之預付土地租賃款項於二零零四年及二零零三年十二月三十一日分別增加港幣498,440元及港幣499,177元。

ii)　香港財務報告準則第3號－業務合併

自二零零五年一月一日起，目標集團已應用香港財務報告準則第3號「業務合併」，該項準則對合同日期為二零零五年一月一日或之後之業務合併生效。應用香港財務報告準則第3號對集團之影響概述如下：

目標集團於被收購方可識別資產、負債及或然負債之公允值淨額之權益超過成本(以前稱為「負商譽」)

根據香港財務報告準則第3號，目標集團於被收購方可識別資產、負債及或然負債之公允值淨額之權益超過收購成本之任何數額(「收購折讓」)於收購發生期間即時於損益帳內確認。於以前各期間，收購產生之負商譽會以資產扣減方式呈列，並對引起該負商譽的因素分析後按分析結果計入收益表。

根據香港財務報告準則第3號之相關過渡條文，目標集團於二零零五年一月一日起不再確認所有負商譽。因此，於二零零五年一月一日之未分配溢利已作出港幣1,562,000元之相應調整。

財務資料亦遵守香港聯合交易所有限公司(「聯交所」)證券上市規則規定之適用披露條文。

b) 綜合基準：

財務資料包括目標公司及其附屬公司於相關期間之財務報告。組成目標集團之公司之業績已按上文附註(1)所述之合併會計基準呈列。

目標集團內各公司間之重大交易及結餘已於綜合帳目對銷。

c) 財務資料之編製基準：

編製財務資料所使用之計量基準為歷史成本基準。

d) 物業、廠房及設備：

物業、廠房及設備按成本值減累計折舊及任何減值虧損列帳。資產成本值包括其購買價，及任何令資產達致預期用途之運作狀況及地點所引致之直接應計成本。在物業、廠房及設備投入運作後產生之支出(如維修及保養費用)通常於產生期間自收益表中扣除。在可清楚顯示有關支出預期將令使用物業、廠房及設備取得之未來經濟效益增加之情況下，支出將撥充資本作為該資產之額外成本。

物業、廠房及設備之折舊按下列比率，於其估計可用年期以直線法將成本分攤至其剩餘價值計算：

樓宇	每年4%
租賃物業裝修	每年33⅓%或租賃年期
傢俬及裝置	每年20%
辦公室設備	每年20%
廠房及設備	每年20%
廚房及酒吧設備	每年20%
汽車	每年30%

資產的剩餘價值及可用年期於每個結算日進行檢討，並於適當時調整。倘資產之帳面值大於其估計可收回金額，該項資產之帳面值將即時減至其可收回金額。

物業、廠房及設備項目於出售時或當繼續使用該資產而預期不會產生任何日後經濟利益時取消確認。終止確認資產產生之盈虧(按出售所得款項淨額與資產帳面值之差額計算)於該項目終止確認之年度列入收益表內。

e) **附屬公司：**

附屬公司為目標公司直接或間接控制其超過一半投票權或持有其超過一半已發行股本或控制其董事會組成之公司。當目標公司有權直接或間接管治該企業之財務及營運政策以自其業務獲益，則視為控制存在。

f) **聯營公司：**

聯營公司指目標集團對其有重大影響但並無其控制權之所有實體，一般附有介乎20%至50%投票權之股權。

聯營公司之業績以及資產及負債採用權益會計法併入本財務報表。根據權益法，於聯營公司投資乃按成本值於綜合資產負債表列帳，並於收購後，目標集團應佔聯營公司溢利或虧損及權益變動（扣除任何已識別減值虧損）作出調整。倘目標集團應佔聯營公司虧損相等於或超出其於該聯營公司之權益，目標集團會終止確認其應佔之進一步虧損。僅於目標集團須承擔法律或推定義務或代表該聯營公司支付款項時，方就額外應佔虧損作出撥備並確認負債。

目標集團與聯營公司進行交易時，溢利及虧損按目標集團於有關聯營公司之權益予以對銷。

g) **投資證券：**

於二零零五年一月一日前，目標集團將其於非上市股份之投資歸類為投資證券。

投資證券乃按成本減任何已識別減值虧損列帳之非上市股份。

於結算日對個別投資之帳面金額進行檢討，以評估公允值是否已低於帳面金額。倘發生非臨時性下跌，該等證券之帳面金額將減至其公允值。減少數額於收益表內確認為支出。

自二零零五年一月一日起，目標集團將其投資分為下列類別：按公允值列入損益帳之財務資產、貸款及應收帳款、持至到期投資及可供出售財務資產。分類乃依收購投資項目之目的而作出。管理層於最初確認時釐定其投資之類別，並於每個報告日對相關分類重新作出評估。

h) **商譽**

於收購附屬公司或聯營公司時產生之商譽指收購成本超出目標集團於收購日在有關附屬公司或聯營公司之可識別資產、負債及或然負債公允值之權益之數額。該商譽按成本減任何累計減值虧損列帳。

於收購附屬公司時產生之資本化商譽於資產負債表內獨立呈列。於收購聯營公司（採用權益法列帳）時產生之資本化商譽列入投資有關聯營公司之成本。

就減值測試而言，收購產生之商譽分配至預期將受益於收購之協同效應之各個或各組有關現金產生單位。已獲分配商譽之現金產生單位於每年以及有跡象表明該單位可能出現減值之任何時間進行減值測試。就於某一財政年度內因收購而

產生之商譽而言，已獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。倘現金產生單位之可收回金額低於該單位之帳面金額，則首先分配減值虧損以減少分配予該單位之任何商譽之帳面金額，然後根據該單位內各項資產之帳面金額按比例向該單位內之其他資產分配減值虧損。商譽之任何減值虧損直接於收益表內確認。商譽之減值虧損於往後期間不予撥回。

於其後出售附屬公司或聯營公司時，釐定出售之損益金額須計入已資本化之商譽之應佔金額。

先前已與綜合儲備抵銷之商譽

於二零零一年採納會計實務準則第30號「業務合併」之前，因收購產生之商譽乃於收購當年與綜合儲備相抵銷。採納香港財務報告準則第3號後，在與商譽相關之業務被全部或部分出售之情況下或與商譽相關之現金產生單位出現減值時，該等商譽仍與綜合儲備抵銷，而不於損益帳內確認。

i) 收購方於被收購方之可識別資產、負債及或然負債之公允淨值權益超出成本之金額(「收購折讓」)

因收購附屬公司或聯營公司(協議日期為二零零五年一月一日或之後)而產生之收購折讓指被收購方之可識別資產、負債及或然負債超出業務合併成本之公允淨值之金額。收購折讓即時於損益帳內確認。因收購聯營公司(採用權益法列帳)而產生之收購折讓於釐定投資者應佔聯營公司在該投資項目被收購期間之業績時列作收入。

於二零零五年一月一日前期間，因收購產生之負商譽(目標集團於被收購方之可識別資產、負債及或然負債之公允淨值權益超出成本之金額)作為資產扣減額呈列，並根據對相關差額產生之情況分析轉撥至收入。根據香港財務報告準則第3號之有關過渡條文，目標集團於二零零五年一月一日終止確認所有負商譽。因此，已對未分配溢利作出港幣1,562,000元之調整。

j) 流通存貨：

流通存貨包括玻璃製品、陶器、炊具及員工制服等需經常更換且為了以令人滿意之水準經營業務乃屬必需之資產。該等資產之最初購買已作資本化，而其後之更換將於作出時在收益表內沖銷。由於該等資產需持續更換，按照標準餐廳會計實務，並無就該等資產作出折舊撥備。

k) 存貨：

存貨以成本與可變現淨值兩者中較低者呈列。成本包括採用先進先出法計算之購買成本。可變現淨值乃經參考於結算日後在正常業務過程中所銷售產品之銷售所得款項或管理層根據現行市況所作估計之後釐定。

l) 減值：

於各結算日，目標集團檢討其有形資產之帳面金額，以確定是否存在任何跡象表明該等資產已出現減值虧損。倘估計某項資產之可收回金額低於其帳面金額，則該項資產之帳面金額減至其可收回金額。減值虧損即時確認為支出。

倘其後撥回減值虧損，則資產之帳面金額增至對其可收回金額經修訂後之估計，但增加後的帳面值不會超出假設於過往年度並無確認資產減值而應有的帳面值。減值虧損撥回即時確認為收入。

m) 應收款項：

應收帳款最初按公允值確認，之後採用實際利率法按已攤銷成本減減值撥備計量，惟貼現影響並不重大時則按成本減減值虧損呈列。倘存在客觀證據表明目標集團不能按應收款項之原定條款收取全部應收款額，則就應收貿易帳款及其他應收款項作出減值撥備。撥備數額乃資產之帳面金額與估計未來現金流按實際利率貼現之現值之差額。撥備數額於收益表內確認。

n) 現金及現金等值：

就綜合現金流動表而言，現金及現金等值包括庫存現金及活期存款以及可迅速轉換為已知金額、所承受價值變動風險並不重大且到期日較短，一般為自購買時起為期三個月之短期高流動性投資，並減去須於要求時償還並構成目標集團之現金管理之一個組成部分之銀行透支。

o) 應付款項：

應付帳款最初按公允值計量，於最初確認後則按已攤銷成本計量，惟並無訂明利率且貼現影響並不重大之短期應付帳款須按原定發票金額計量。

p) 收入確認：

i) 食品、飲料、香煙及其他銷售於向客戶交付貨品時確認。

ii) 服務費收入於提供服務時確認。

iii) 運費收入於提供服務時確認。

iv) 經營租賃之租金收入於租期內按直線基準計入收益表。

v) 市場推廣服務及管理費收入於提供服務時確認。

vi) 利息收入經參考未償還本金以適用實際利率根據時間長短按比例累計。

q)　借貸成本：

借貸成本於產生期間在收益表內確認為支出。

r)　稅項：

所得稅開支指即期應付稅項與遞延稅項總和。

即期應付稅項根據年內應課稅溢利計算。因為應課稅溢利不包括其他年度之應課稅收入或可扣減開支並進一步扣除了毋須課稅或不可扣減項目，故不同於收益表內所呈報之溢利。目標公司之即期稅項負債採用於結算日已頒佈或已實質頒佈之稅率計算。

遞延稅項按財務報表內資產及負債帳面金額與計算應課稅溢利所採用之相應稅基之差額確認，並採用資產負債表負債法列帳。所有應課稅臨時差額一般均確認為遞延稅項負債，而於可能存在可扣減臨時差額相抵銷之應課稅溢利時則確認遞延稅項資產。

於各結算日對遞延稅項資產之帳面金額進行檢討，倘不再可能存在足夠應課稅溢利使該項資產可獲全部或部分收回則將其調低。

遞延稅項乃按預期適用於結清負債或變現資產之期間之稅率計算。遞延稅項自收益表內扣除或計入收益表，惟倘與直接自權益內扣除或計入權益之項目有關，遞延稅項亦在權益內處理。

s)　租賃：

將資產所有權除法定業權以外之實質全部回報及風險轉嫁予目標集團之租賃作為融資租賃列帳。融資租賃開始時，已租賃資產之成本按最低租賃款項之現值作資本化，並在扣除利息部分後與債務一同入帳，以反映購買與融資。根據資本化融資租賃持有之資產列入物業、廠房及設備，並於租期與資產之估計可使用年限兩者中之較短期間折舊。該等租賃之財務成本自收益表內扣除，以提供租期內之固定定期扣除比率。

出租人實際保留資產所有權之全部回報及風險之租賃作為經營租賃列帳。若目標集團為出租人，則目標集團根據經營租賃出租之資產列入非流動資產，而根據經營租賃應收之租金則於租期內按直線基準計入收益表。若目標集團為承租人，則根據經營租賃應付之租金於減去收自出租人之任何獎勵後於有關租期內按直線基準自收益表內扣除。

預付土地租賃款項最初按成本列帳，其後於租期內按直線基準攤銷。倘租賃款項不能可靠地在土地與樓宇部分之間進行分配，則全部租賃款項作為融資租賃列入物業成本。

t) 有關連人士：

就本財務報表而言，倘目標集團有能力直接或間接控制某方或對該方之財務及經營決策施以重大影響，或倘該方有能力直接或間接控制目標集團或對目標集團之財務及經營決策施以重大影響，或目標集團與該名人士受到共同控制或共同之重大影響，則該方被視為與目標集團相關連。有關連人士可為個人（即主要管理人員之成員、主要股東及／或彼等之直系親屬）或其他實體，包括受到目標集團之有關連人士（倘該等方為個人）重大影響之實體以及目標集團或為目標集團有關連人士之任何實體之僱員可從中受益之僱用後福利計劃。

u) 退休福利計劃

界定供款退休福利計劃及強制性公積金計劃之支付款項於到期時作為支出扣除。

v) 撥備及或然事項：

當因過往事件產生現有債項（不論是合法或推定之債項），而償還該債項可能導致包含經濟利益之資源流出，而且能可靠估計該債項之金額，則會提撥準備。撥備金額會定期審閱及調整，以反映現有之最佳估計。倘金額時間值之影響為重大，撥備之金額為償還債項預期所需開支之現值。

或然負債為因過往事件引起而可能出現之負債，其存在與否將只可由一項或多項不能完全由目標集團控制之不確定事件之發生或不發生決定。或然負債亦可以為由過往事件引起但因經濟資源流出可能性極低而未予確認或金額未能可靠地計量之現有負債。

或然負債並無予以確認，但於財務報表之附註中披露。當資源流出可能性改變致使有流出之可能時，其將會確認為撥備。

w) 分部報告：

業務分部指從事提供產品或服務之一組資產及業務，而該組資產及業務之風險及回報有別於其他業務分部。地區分部乃在某一特定經濟環境下從事提供產品或服務，而該分部之風險及回報有別於在其他經濟環境經營之分部。

目標集團之營業額及經營業績主要來自餐飲業務。因此，並無提供業務分部分析。此外，目標集團之資產及負債以及其營運地點主要位於香港，因此並無呈列地區分部分析。

x) 股息：

董事建議之末期股息須於資產負債表內之資本及儲備部分列為保留溢利獨立分配，直至在股東大會上獲得股東批准為止。當這些股息獲得股東批准宣派時，即須確認為負債。

3. 財務風險管理目標與政策

目標集團之主要財務資產及負債包括租金及其他按金、應收帳款、應收SEL關連公司及SEL之唯一董事之款項、預付土地租賃款項、預付款項、現金及銀行結餘、應付SEL最終控股公司、SEL之一間聯營公司、SEL之有關連公司及SEL之唯一董事之款項、應收SEL最終控股公司一名股東之計息貸款、預收款項、應付帳款、應付費用、應付股息、融資租賃承擔及銀行貸款。下文載列與該等金融工具有關之風險及如何減低該等風險之政策。

a) 信貸風險

目標集團須承受之最大信貸風險為綜合資產負債表所列之各財務資產之帳面值。為了盡量減低風險，目標集團已採用監察程序，確保採取跟進措施收回逾期之債項。流動資金之信貸風險有限，原因是對方均為信譽良好之銀行。

b) 流動資金風險

審慎之流動資金風險管理意味著維持充足之現金。目標集團旨在透過保持充足之可用流動資金維持資金周轉之靈活性。

c) 利率風險

目標集團並無重大計息資產。

下表列載計息負債於結算日及直至重定利率日期或到期日期間之實際利率(以較早者為準)：

	於十二月三十一日									
	二零零三年					二零零四年				
	實際利率	要求時償還或於不超過一年期間內償還 *港幣千元*	於一至兩年期間內償還 *港幣千元*	於兩至五年期間內償還 *港幣千元*	於超過五年期間內償還 *港幣千元*	實際利率	要求時償還或於不超過一年期間內償還 *港幣千元*	於一至兩年期間內償還 *港幣千元*	於兩至五年期間內償還 *港幣千元*	於超過五年期間內償還 *港幣千元*
非於到期前重定利率之負債之到期日										
來自SEL最終控股公司一名股東之貸款	–	–	–	–	–	5%	328	–	–	–
於到期前重定利率之負債之重定日期										
銀行貸款	2.75%-6%	1,894	408	147	–	4%-6.375%	1,046	148	–	–

	於二零零五年十二月三十一日					於二零零六年十一月三十日				
	實際利率	要求時償還或於不超過一年期間內償還	於一至兩年期間內償還	於兩至五年期間內償還	於超過五年期間內償還	實際利率	要求時償還或於不超過一年期間內償還	於一至兩年期間內償還	於兩至五年期間內償還	於超過五年期間內償還
		港幣千元	港幣千元	港幣千元	港幣千元		港幣千元	港幣千元	港幣千元	港幣千元
非於到期前重定利率之負債之到期日										
來自SEL最終控股公司一名股東之貸款	–	–	–	–	–	6.5%	700	–	–	–
於到期前重定利率之負債之重定日期										
銀行貸款	5.5%-8.75%	2,450	139	–	–	5.75%-9.00%	2,603	203	608	1,306

d) 外匯風險

目標集團並無任何重大外匯風險。所有應收帳款及應付帳款均以港幣列示。

e) 公允值估計

唯一董事認為以下財務資產與負債之帳面值與其公允值並無重大差異：租金及其他按金、應收帳款、應收SEL關連公司及SEL唯一董事款項、預付土地租賃款項、預付款項、現金及銀行結餘、應付SEL最終控股公司款項、應付SEL一間聯營公司款項、應付SEL關連公司及SEL唯一董事款項、應收SEL最終控股公司一名股東之計息貸款、預收款項、應付帳款、應付費用、應付股息、融資租賃承擔及銀行貸款。

4. 主要會計估算及判斷

根據以往經驗及其他因素(包括預期日後在合理情況下相信會出現之事件)對所作之估算和判斷進行持續評估。

目標集團就未來作出估算及假設，而所得出之會計估算難免偏離實際相關業績。下文討論將導致須於下一個財政年度就資產及負債之帳面值進行重大調整之重大風險之估算及假設。

(a) 商譽減值

目標集團最少每年一次決定商譽有否減值，此須估計獲分配商譽之現金產生單位之使用價值。估計使用價值要求目標集團估計現金產生單位之預期未來現金流量，並選出合適之貼現率以計算現金流量之現值。

(b) 物業、廠房及設備之可使用年期

目標集團根據香港會計準則第16號之規定估計物業、廠房及設備之可使用年期，從而判斷所須列帳之折舊支出。目標集團於購入資產之時，根據以往經驗、

資產之預期使用量、損耗程度，以及技術會否因市場需求或營運功率有變而變成過時，從而估計其可用年限。目標集團並會每年作出檢討，以判斷為資產可使用年期所作出之假設是否仍然合理。

5. 營業額及其他收入和收益

	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元* (未經審核)	*港幣千元*
營業額					
銷售食品、飲料、香煙及其他	41,897	74,936	98,001	88,430	98,592
服務費用	3,845	6,450	7,803	7,059	8,388
運輸費用收入	–	32	–	–	–
租金收入總額	–	6	–	102	61
	45,742	81,424	105,804	95,591	107,041
其他收入及收益					
營銷服務收入	–	120	–	–	–
管理費收入	–	52	381	381	635
利息收入	1	1	68	40	157
雜項收入	251	259	931	1,010	839
獲SEL一名董事放棄之貸款	–	972	–	–	–
匯兑收益	–	–	–	–	5
收購附屬公司產生之負商譽攤銷	4,542	521	–	–	–
出售物業、廠房及設備之收益及預付土地租賃款項	–	–	–	–	5,370
於聯營公司權益之撥備撥回	–	–	2,242	–	–
	4,794	1,925	3,622	1,431	7,006

6. 財務費用

	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
銀行透支利息	–	2	–	–	–
銀行貸款利息	54	81	132	92	214
其他貸款利息	–	150	–	–	–
SEL最終控股公司一名股東之貸款之利息	11	–	–	–	16
融資租賃承擔之利息	2	5	8	7	1
	67	238	140	99	231

7. 除稅前溢利

除稅前溢利已扣除以下各項：

	自二零零三年一月十五日(CL Holdings Limited 註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元* (未經審核)	*港幣千元*
員工薪酬及補貼	15,150	29,120	36,796	33,730	42,653
強積金供款	643	1,295	1,633	1,498	1,634
折舊					
一自有資產	2,842	4,891	5,567	5,071	4,801
一融資租賃項下資產	48	48	48	44	44
預付土地租賃款項之攤銷	1	1	1	1	21
核數師酬金	90	126	139	127	117
捐款	—	132	42	—	—
存貨成本	9,373	15,348	20,210	18,209	21,176
經營租賃租金費用					
一租賃物業	6,192	11,385	16,083	10,961	18,005
(包括或然租金)	1,988	2,189	772	772	47
一設備	11	17	59	52	58
壞帳撇銷	33	—	—	—	—
物業、廠房及設備撇銷	29	—	4	4	29
於SEL之聯營公司權益撥備	3,140	920	—	—	—
於SEL之聯營公司權益撇銷	—	2,883	—	—	—
證券投資撥備	596	—	—	—	—
商譽減值虧損	—	—	—	—	1,933

8. 稅項支出

a) 綜合收益表中所列之稅項支出代表：

	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元* (未經審核)	*港幣千元*
香港利得稅	478	1,410	1,334	1,037	1,078
遞延稅項 *(附註17)*	243	(250)	(250)	(130)	(79)
	721	1,160	1,084	907	999

b) 香港利得稅撥備乃根據相關期間估計應課稅溢利按稅率17.5%而作出。

c) 資產負債表中所列之可收回稅項表示已支付暫繳利得稅超出估計稅項負債之部分。

d) 稅項支出與按照法定所得稅率計算之除稅前溢利可對帳如下：

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*（未經審核）	*港幣千元*
除稅前溢利	2,674	3,512	9,419	5,899	7,584
按法定所得稅率17.5%計算之稅款	468	614	1,648	1,032	1,327
所佔聯營公司業績之稅務影響	–	–	(51)	(62)	(141)
無須課稅收入之稅務影響	(795)	(589)	(404)	(9)	(992)
不可扣稅支出之稅務影響	997	1,036	5	6	515
未確認臨時差額之稅務影響	(10)	104	389	340	196
動用過往年度未確認稅項虧損之稅務影響	–	(212)	(546)	(457)	(353)
未確認稅項虧損之稅務影響	268	191	44	58	422
其他	(207)	16	(1)	(1)	25
稅項支出	721	1,160	1,084	907	999

9. 股息

目標公司自註冊成立以來並無支付或宣派任何股息。

CL Holdings Limited（為組成目標集團之各公司之當時控股公司）應於相關期間及截至二零零六年十一月三十日止十一個月向其當時之股東支付之股息如下：

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*（未經審核）	*港幣千元*
CL Holdings Limited	–	–	7,200	–	–

10. 物業、廠房及設備

	以長期租約在香港持有之租賃樓宇	以中期租約在香港持有之租賃樓宇	租賃裝修	傢俬及裝置	辦公室設備	廠房及設備	廚房及酒吧設備	汽車	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
添置	791	648	2,005	2,008	206	567	3,042	246	9,513
收購附屬公司	–	–	874	1,180	279	874	1,275	130	4,612
折舊	(32)	(26)	(608)	(692)	(114)	(321)	(956)	(141)	(2,890)
撇銷	–	–	(29)	–	–	–	–	–	(29)
於二零零三年十二月三十一日之賬面淨值	759	622	2,242	2,496	371	1,120	3,361	235	11,206
於二零零三年十二月三十一日									
成本	791	648	2,540	3,188	485	1,441	4,317	376	13,786
累計折舊	(32)	(26)	(298)	(692)	(114)	(321)	(956)	(141)	(2,580)
賬面淨值	759	622	2,242	2,496	371	1,120	3,361	235	11,206
於二零零四年一月一日之賬面淨值	759	622	2,242	2,496	371	1,120	3,361	235	11,206
添置	–	–	3,245	1,217	278	1,584	2,261	3	8,588
折舊	(32)	(26)	(1,464)	(1,013)	(190)	(677)	(1,434)	(103)	(4,939)
於二零零四年十二月三十一日之賬面淨值	727	596	4,023	2,700	459	2,027	4,188	135	14,855
於二零零四年十二月三十一日									
成本	791	648	5,785	4,405	763	3,025	6,578	379	22,374
累計折舊	(64)	(52)	(1,762)	(1,705)	(304)	(998)	(2,390)	(244)	(7,519)
賬面淨值	727	596	4,023	2,700	459	2,027	4,188	135	14,855
於二零零五年一月一日之賬面淨值	727	596	4,023	2,700	459	2,027	4,188	135	14,855
添置	–	–	123	514	264	178	543	–	1,622
折舊	(31)	(26)	(1,937)	(1,075)	(226)	(712)	(1,515)	(93)	(5,615)
撇銷	–	–	–	–	–	–	–	(4)	(4)
於二零零五年十二月三十一日之賬面淨值	696	570	2,209	2,139	497	1,493	3,216	38	10,858
於二零零五年十二月三十一日									
成本	791	648	5,908	4,919	1,027	3,203	7,121	344	23,961
累計折舊	(95)	(78)	(3,699)	(2,780)	(530)	(1,710)	(3,905)	(306)	(13,103)
賬面淨值	696	570	2,209	2,139	497	1,493	3,216	38	10,858

	以長期租約在香港持有之租賃樓宇	以中期租約在香港持有之租賃樓宇	租賃裝修	傢俬及裝置	辦公室設備	廠房及設備	廚房及酒吧設備	汽車	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年一月一日之									
賬面淨值	696	570	2,209	2,139	497	1,493	3,216	38	10,858
收購附屬公司	–	–	381	378	231	133	257	–	1,380
添置	–	2,630	2,687	2,840	967	1,226	1,979	41	12,370
折舊	–	(96)	(812)	(1,307)	(294)	(759)	(1,535)	(42)	(4,845)
出售／撇銷	(696)	(570)	(30)	(108)	(15)	(44)	(539)	–	(2,002)
於二零零六年十一月三十日之賬面淨值	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
於二零零六年十一月三十日									
成本	–	2,630	8,987	8,260	2,292	4,588	8,452	385	35,594
累計折舊	–	(96)	(4,552)	(4,318)	(906)	(2,539)	(5,074)	(348)	(17,833)
賬面淨值	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
以融資租賃持有之資產之賬面淨值（包含於上述之內）：									
於二零零六年十一月三十日	–	–	–	–	–	–	127	–	127
於二零零五年十二月三十一日	–	–	–	–	–	–	–	16	16
於二零零四年十二月三十一日	–	–	–	–	–	–	–	64	64
於二零零三年十二月三十一日	–	–	–	–	–	–	–	112	112

附註

i) 於二零零六年十一月三十日，目標集團已把合共帳面淨值港幣2,534,000元（二零零五年：港幣1,266,000元，二零零四年：港幣1,323,000元，二零零三年：港幣1,381,000元）之租賃樓宇及若干物業、廠房及設備抵押，作為目標集團一般銀行信貸之擔保。

ii) 截至二零零六年十一月三十日止期間，已撇銷／出售之物業、廠房及設備總成本為港幣3,338,000元（二零零五年：港幣35,000元、二零零四年：港幣零元，二零零三年：港幣339,000元）。

11. 預付土地租賃款項

	港幣千元
添置	500
攤銷	(1)
於二零零三年十二月三十一日之帳面淨值	499
於二零零三年十二月三十一日	
成本	500
累計攤銷	(1)
帳面淨值	499
於二零零四年一月一日之帳面淨值	499
攤銷	(1)
於二零零四年十二月三十一日帳面淨值	498
於二零零四年十二月三十一日	
成本	500
累計攤銷	(2)
帳面淨值	498
於二零零五年一月一日之帳面淨值	498
攤銷	(1)
於二零零五年十二月三十一日之帳面淨值	497
於二零零五年十二月三十一日	
成本	500
累計攤銷	(3)
帳面淨值	497
於二零零六年一月一日之帳面淨值	497
添置	992
出售	(497)
攤銷	(21)
於二零零六年十一月三十日之帳面淨值	971
於二零零六年十一月三十日	
成本	992
累計攤銷	(21)
帳面淨值	971

附註：

i)

	於十二月三十一日 二零零三年 *港幣千元*	二零零四年 *港幣千元*	二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
於香港之租賃土地				
長期租約	492	492	491	–
中期租約	7	6	6	971
	499	498	497	971
就呈報目的分析為				
非即期部分	498	497	496	950
即期部分	1	1	1	21
	499	498	497	971

ii) 於二零零六年十一月三十日，目標集團已把合共帳面淨值港幣971,000元（二零零五年：港幣497,000元，二零零四年：港幣498,000元，二零零三年：港幣499,000元）之租賃土地抵押，作為目標集團一般銀行信貸之擔保。

12. 附屬公司

	於二零零六年 十一月三十日 *港幣千元*
非上市股份，以成本列值	390

SEL之附屬公司之詳情在上文A節披露。

13. 聯營公司

	於十二月三十一日 二零零三年 *港幣千元*	二零零四年 *港幣千元*	二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
非上市股份，以成本列值	–	965	1,467	501
分佔收購後溢利減虧損	–	–	292	474
虧損撥備*（附註）*	(133)	–	–	–
	(133)	965	1,759	975
應收聯營公司款項	3,131	2,408	4,409	487
減：撥備*（附註）*	(3,131)	(2,986)	(744)	–
	–	(578)	3,665	487
	(133)	387	5,424	1,462

應收聯營公司款項乃無抵押、免息及無固定還款期。

附註： 於二零零三年，目標集團同意繼續向一間聯營公司茂信顧問有限公司提供財務支持；於截至二零零三年十二月三十一日止期間之財務報表內已對該聯營公司之全部經營虧損港幣3,264,000元作出撥備。

聯營公司之詳情如下：

聯營公司名稱	註冊成立地點	持有已發行普通股百分比 於十二月三十一日 二零零三年	二零零四年	二零零五年	於二零零六年十一月三十日	主營業務
Stormy's Restaurant Pte. Limited	新加坡	20%	–	–	–	餐廳
東達有限公司	香港	#	49.23%	49.23%	*	餐廳
茂信顧問有限公司	香港	40%	40%	40%	*	餐廳
傲志國際有限公司	香港	–	–	50%	50%	餐廳

\# 於二零零三年十二月三十一日，目標集團持有東達有限公司已發行普通股之17.48%，並於綜合資產負債表中分類列為證券投資。

* 東達有限公司及茂信顧問有限公司於二零零六年十月三十一日成為目標集團之附屬公司。

聯營公司之財務資料概要如下：

	資產 *港幣千元*	負債 *港幣千元*	權益 *港幣千元*	收入 *港幣千元*	溢利／(虧損) *港幣千元*
二零零三年					
100%	2,327	6,937	(4,610)	4,998	(780)
目標集團之有效權益	667	2,324	(1,657)	1,359	(249)
二零零四年					
100%	1,591	5,290	(3,699)	6,108	(2,696)
目標集團之有效權益	698	2,183	(1,485)	2,616	(1,330)
二零零五年					
100%	4,336	6,178	(1,842)	10,202	1,414
目標集團之有效權益	2,033	2,710	(678)	4,524	585
二零零六年					
100%	2,417	1,363	1,054	6,593	1,147
目標集團之有效權益	1,208	681	527	3,297	573

14. 證券投資

	港幣千元
非上市證券，以成本列值	966
應收參股公司款項	820
	1,786
減：撥備	(596)
於二零零三年十二月三十一之結餘	1,190

應收參股公司款項乃無抵押、免息且無固定還款期。

15. 商譽

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	港幣千元	港幣千元	港幣千元
年內因收購 附屬公司所產生	–	–	–	1,933
減值虧損	–	–	–	(1,933)
	–	–	–	–

由於期內目標集團所收購之附屬公司錄得重大經營虧損，唯一董事認為該等附屬公司於二零零六年十一月三十日所佔商譽之帳面值港幣1,933,000元已全額減值，因此港幣1,933,000元之商譽減值已於綜合收益表中扣除。

16. 負商譽

	港幣千元
因收購附屬公司所產生	6,625
期內計入收益表	(4,542)
於二零零三年十二月三十一日之帳面淨值	2,083
於二零零四年一月一日之帳面淨值	2,083
年內計入收益表	(521)
於二零零四年十二月三十一日之帳面淨值	1,562
於二零零五年一月一日之帳面淨值，按原先列示	1,562
採納香港財務報告準則第3號時解除確認	(1,562)
於二零零五年一月一日（重列）及 二零零五年十二月三十一日之帳面淨值	–

由於在二零零五年一月一日採納香港財務報告準則第3號，所有於二零零五年一月一日之前因收購而產生之負商譽均被解除確認。

17. 遞延税項

目標集團於相關期間內已確認之遞延稅項負債及資產之成分及其變動如下：

	加速／(減速) 稅項折舊 *港幣千元*	稅項虧損 *港幣千元*	合計 *港幣千元*
於收益表內扣除／(計入)及於二零零三年十二月三十一日之結餘	259	(16)	243
於收益表內扣除／(計入)	(266)	16	(250)
於二零零四年十二月三十一日之結餘	(7)	–	(7)
於收益表內計入	(250)	–	(250)
於二零零五年十二月三十一日之結餘	(257)	–	(257)
於收益表內計入	(79)	–	(79)
於二零零六年十一月三十日之結餘	(336)	–	(336)

	於十二月三十一日 二零零三年 *港幣千元*	 二零零四年 *港幣千元*	 二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
遞延稅項負債	319	92	–	–
遞延稅項資產	(76)	(99)	(257)	(336)
	243	(7)	(257)	(336)

於二零零六年十一月三十日，目標集團擁有未動用稅項虧損港幣8,502,000元（二零零五年：港幣1,999,000元，二零零四年：港幣4,668,000元，二零零三年：港幣2,998,000元）可用作抵銷日後溢利。該等虧損中有港幣3,312,000元（二零零五年：港幣584,000元，二零零四年：港幣2,597,000元，二零零三年：港幣1,469,000元）已確認為遞延稅項資產。由於未能預計日後之溢利，故未就餘下之港幣5,190,000元（二零零五年：港幣1,415,000元，二零零四年：港幣2,071,000元，二零零三年：港幣1,529,000元）確認遞延稅項資產。

根據現行稅法，稅項虧損並無屆滿限期。

18. 存貨

存貨包括：

	於十二月三十一日 二零零三年 *港幣千元*	 二零零四年 *港幣千元*	 二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
食品、飲料、香煙及其他商品，以成本列值	1,516	1,913	2,586	3,103

19. 應收帳款

根據現行營銷策略，目標集團採納具靈活性之信貸政策。給予客戶之平均信貸期為30至90天不等。應收貨款之帳齡分析如下：

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
應收貨款				
0至30天	730	1,686	1,222	763
31至60天	22	18	105	23
61至90天	1	9	17	45
超過90天	7	6	3	24
	760	1,719	1,347	855
其他應收帳款	57	559	206	232
	817	2,278	1,553	1,087

20. 應收SEL關連公司款項

此帳項指無抵押、免息及無固定還款期之非貿易墊款。

21. 應收SEL唯一董事款項

根據公司條例第161B條所披露之資料：

借款人姓名：	Christopher James Lenz 先生
職稱：	目標公司之董事
貸款人：	CL Holdings Limited
墊款之條款：	
一還款期限	未訂明
一利率	無
一抵押	無
墊款之結餘：	
於二零零六年十一月三十日	港幣零元
於二零零五年十二月三十一日	港幣341,000元
於二零零四年十二月三十一日	港幣零元
於二零零三年十二月三十一日	港幣零元
於相關期間最高未償還結餘：	港幣341,000元

22. 現金及銀行結存

存放於銀行之現金按每日銀行間存款利率計算之浮動利率賺取利息。

23. 應付SEL最終控股公司／SEL一間聯營公司／SEL關連公司／SEL唯一董事之款項

該等款項指無抵押及無固定還款期之免息墊款。

24. 應付SEL最終控股公司股東款項

該等款項指無抵押及無固定還款期之墊款。

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
計息部分	328	–	–	700
不計息部分	5,880	5,850	5,000	5,000
	6,208	5,850	5,000	5,700

計息部分之年利率界乎5%至6.5%。

25. 應付帳款

應付貨款之帳齡分析如下：

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
應付貨款				
0至30天	3,177	4,910	4,236	7,216
31至60天	–	15	6	61
61至90天	–	23	12	14
超過90天	2	12	11	49
	3,179	4,960	4,265	7,340

26. 融資租賃承擔

	於十二月三十一日						於十一月三十日	
	二零零三年		二零零四年		二零零五年		二零零六年	
	最低租金	最低租金現值	最低租金	最低租金現值	最低租金	最低租金現值	最低租金	最低租金現值
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
須於一年內支付	65	60	65	60	44	43	78	78
須於第二至第五年支付（包括首尾兩年）	109	100	44	40	–	–	18	18
最低租金總額	174	160	109	100	44	43	96	96
未來融資支出	(14)		(9)		(1)		–	
最低租金之現值	160		100		43		96	
融資租賃承擔之即期部分		60		60		43		78
融資租賃承擔之非即期部分		100		40		–		18

目標集團的政策為根據融資租約租用咖啡機器。租期為兩年。租約按固定還款基準訂立，並無就或然租金訂立任何安排。

27. 銀行貸款

	於十二月三十一日 二零零三年	於十二月三十一日 二零零四年	於十二月三十一日 二零零五年	於二零零六年十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
銀行貸款包括：				
銀行貸款				
一有抵押	2,449	555	1,081	2,520
一無抵押	–	639	1,508	2,200
	2,449	1,194	2,589	4,720

銀行貸款之到期日如下：

	於十二月三十一日 二零零三年 *港幣千元*	 二零零四年 *港幣千元*	 二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
應要求或一年以內	1,894	1,046	2,450	2,603
一年後但不超過兩年內	408	148	139	203
兩年後但不超過五年內	147	–	–	608
五年後	–	–	–	1,306
	555	148	139	2,117
	2,449	1,194	2,589	4,720

28. 股本

	於十二月三十一日 二零零三年 *港幣千元*	 二零零四年 *港幣千元*	 二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
法定：				
50,000股每股面值1美元之股份	390	390	390	390
已發行及繳足：				
100股每股面值1美元之股份	1	1	1	1

29. 合併儲備

目標集團之合併儲備指所收購股份之價值超過目標公司根據集團重組所支付代價之數額。

30. 資產抵押

目標集團之租賃土地及樓宇連同廠房及設備已抵押予銀行，以取得授予目標集團最高為港幣4,000,000元（二零零五年：港幣3,870,000元；二零零四年：港幣2,320,000元；二零零三年：港幣2,820,000元）之一般銀行信貸。

31. 董事酬金

於相關期間支付予唯一董事Christopher James Lenz先生之酬金詳情如下：

	袍金	薪金、津貼及實物福利	酌情花紅	退休計劃供款	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
自二零零三年一月十五日至二零零三年十二月三十一日止期間	–	1,293	–	46	1,339
截至二零零四年十二月三十一日止年度	–	1,585	–	102	1,687
截至二零零五年十二月三十一日止年度	–	1,757	–	108	1,865
截至二零零五年十一月三十日止十一個月（未經審核）	–	1,675	–	99	1,774
截至二零零六年十一月三十日止十一個月	–	1,945	4,244	99	6,288

於相關期間內，目標集團並無向唯一董事支付任何與其退任職務有關的款項或離職補償或任何加盟獎勵。唯一董事亦無在相關期間內根據任何安排放棄或同意放棄任何酬金。

32. 最高薪人士

在五位最高薪人士中，唯一董事之薪酬披露於附註31內。餘下人士之酬金總額如下：

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*（未經審核）	*港幣千元*
薪金、津貼及實物福利	2,099	2,663	2,632	2,403	3,190
退休計劃供款	72	96	100	92	97
	2,171	2,759	2,732	2,495	3,287

於相關期間內，目標集團五位非董事最高薪僱員之酬金在下列範圍內：

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
	二零零三年	二零零四年	二零零五年	二零零五年（未經審核）	二零零六年
港幣零元至港幣1,000,000元	4	4	4	4	4

於相關期間內，並無向該等僱員支付或應付酬金，作為加入目標集團之獎勵或離職補償。

33. 有關連人士交易

a) 與SEL聯營公司、SEL關連公司、SEL唯一董事及SEL最終控股公司股東之結餘詳情如下：

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	港幣千元	港幣千元	港幣千元
應收SEL聯營公司款項				
－茂信顧問有限公司	1,337	1,845	3,727	–
－Stormy's Restaurant Pte. Limited	1,794	–	–	–
－東達有限公司	–	563	114	–
－傲志國際有限公司	–	–	568	487
應收SEL關連公司款項				
－Eastrend Corporation Limited	–	–	–	5
－Sarton Limited	–	–	–	263
應收SEL唯一董事款項				
－Christopher James Lenz先生	–	–	341	–
應付SEL最終控股公司款項				
－Sinochina Pacific Limited	(389)	(389)	(389)	(267)
應付SEL一間聯營公司款項				
－東達有限公司	–	–	(216)	–
應付SEL關連公司款項				
－Bradford Global Incorporation Limited	(1,222)	–	–	–
－Cardiff Enterprise Limited	(349)	(111)	–	–
應付SEL唯一董事款項				
－Christopher James Lenz先生	(1,629)	(2,279)	–	–
應付SEL最終控股公司股東之款項				
－Ravi Mohandas先生	(1,348)	(850)	–	–
－Rosalind Blud女士	(1,020)	–	–	–
－Asset Finance Limited	(3,030)	(5,000)	(5,000)	(5,000)
－Sunil Gidumal先生	(510)	–	–	(700)
－Angelo Michael McDonnell先生	(300)	–	–	–

b) 目標集團之唯一董事Christopher James Lenz先生已簽訂以一間銀行為收益人之擔保，以取得授予目標集團最高為港幣1,000,000元(二零零五年：港幣1,000,000元；二零零四年：港幣1,000,000元；二零零三年：港幣1,000,000元)之一般銀行信貸。

c) 目標集團向一間聯營公司傲志國際有限公司收取管理費收入港幣635,000元(二零零五年：港幣381,000元；二零零四年：港幣52,000元；二零零三年：港幣零元)。此費用乃按正常商業條款釐定。

d) 目標集團之唯一董事Christopher James Lenz先生於截至二零零四年十二月三十一日止年度內已放棄港幣972,000元之貸款。

e) 目標集團向SEL最終控股公司之股東Asset Finance Limited支付財務顧問費港幣389,000元(二零零五年：港幣400,000元；二零零四年：港幣198,000元；二零零三年：港幣零元)。此費用乃按正常商業條款釐定。

f) 於截至二零零三年十二月三十一日止期間及截至二零零六年十一月三十日止期間內，目標公司應分別向Ravi Mohandas先生及Sunil Gidumal先生(SEL最終控股公司之股東)支付貸款利息港幣11,000元及港幣16,000元。

g) 目標公司於一間聯營公司Stormy's Restaurant Pte. Limited之權益為港幣2,883,000元，已於截至二零零四年十二月三十一日止年度內撇銷。

h) 目標集團之主要管理人員僅包括唯一董事，已付該名唯一董事之酬金之詳情披露於附註31。

34. 經營租賃安排

於結算日，目標集團根據不可撤銷經營租約之未來最低應付租金總額於下列期間到期：

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
租賃物業：				
一年內	6,132	8,192	11,958	19,740
第二至第五年(包括首尾兩年)	10,640	11,602	14,322	28,330
	16,772	19,794	26,280	48,070
設備：				
一年內	–	–	75	86
第二至第五年(包括首尾兩年)	–	–	27	149
	–	–	102	235
	16,772	19,794	26,382	48,305

租約之議定年期介乎兩年至六年不等。大部分租約為固定月租。若干租約之每月租金乃以目標集團經營之餐廳之每月總銷售額之百分比或該月固定租金(以較高者為準)計算。目標集團所經營之一間餐廳之每月租金乃根據該餐廳之總銷售額百分比計算。

35. 綜合現金流動表附註

收購附屬公司

	截至二零零六年十一月三十日止十一個月 *港幣千元*
於收購日期收購之負債淨額及所產生之商譽如下：	
物業、廠房及設備	1,381
流通存貨	123
存貨	120
應收帳款	81
按金	409
預付款項	57
應付帳款	(4,523)
應計費用	(121)
	(2,473)
收購產生之商譽	1,933
以現金及有關收購附屬公司之現金及現金等值流入淨額支付	(540)

於二零零六年十月三十一日收購之附屬公司為目標集團之營業額貢獻港幣1,457,000元，並對截至二零零六年十一月三十日止十一個月之綜合除稅後溢利帶來虧損港幣52,000元。

	自二零零三年一月十五日至二零零三年十二月三十一日止期間 *港幣千元*
於收購日期收購之資產淨值及所產生之負商譽如下：	
物業、廠房及設備	4,612
聯營公司	1,671
流通存貨	327
存貨	595
按金	1,596
應收關連公司款項	6,445
應收帳款及預付款項	1,753
應付關連公司款項	(2,957)
應付帳款及應計費用	(8,352)
稅項撥備	(1,200)
	4,490
收購產生之負商譽	(6,625)
以現金及有關收購附屬公司之現金及現金等值流入淨額支付	(2,135)

於二零零三年四月二日收購之附屬公司為目標集團之營業額貢獻港幣31,892,000元，並對自二零零三年一月十五日至二零零三年十二月三十一日止期間之綜合除稅後溢利帶來溢利港幣4,500,000元。

36. 已頒佈但未於截至二零零六年十一月三十日止會計期間生效之新準則及詮釋

已頒佈但於期內尚未生效之香港財務報告準則包括以下可能與目標集團之業務及財務報表有關之香港財務報告準則：

	於以下日期或之後開始之會計期間生效
香港財務報告準則第7號：金融工具：披露	二零零七年一月一日
香港會計準則第1號修訂本：財務報表之呈列：資本披露	二零零七年一月一日
香港(國際財務報告詮釋委員會)－詮釋第8號：香港財務報告準則第2號之範圍	二零零六年五月一日
香港(國際財務報告詮釋委員會)－詮釋第10號：中期財務報告及減值	二零零六年十一月一日

初步評估顯示採納該等香港財務報告準則不會對目標集團首次應用年度的財務報表有重大影響。目標集團將繼續評估該等香港財務報告準則及其他就此識別的重大變動的影響。

C. 結算日後事項

二零零六年十一月三十日之後至本報告日期，概無出現任何重大結算日後事項。

D. 結算日後財務報表

目標集團並無就二零零六年十一月三十日後之任何期間編製經審核財務報表。

此　致

其士科技控股有限公司
列位董事　台照

李湯陳會計師事務所
香港執業會計師
謹啟

二零零七年二月七日

(B) SEL集團管理層討論及分析

截至二零零六年十一月三十日止十一個月

於二零零六年十一月三十日，SEL集團之資本結構包括股東權益約港幣19,609,000元及借貸約港幣4,816,000元。SEL集團營運資金來自股東資金及內部現金。

二零零六年前十一個月之銷售額約為港幣107,041,000元，較二零零五年同期上升約12%。二零零六年前十一個月之毛利約為港幣85,865,000元，較二零零五年同期上升約11%。二零零六年前十一個月之除稅前及除稅後溢利約為港幣7,584,000元及港幣6,585,000元，較二零零五年同期分別上升約29%及32%。通過成功的業務策略以爭取市場佔有率及成本控制，因此令營業額及毛利有所增長。SEL集團於截至二零零六年十一月三十日止十一個月從業務上產生之正現金流量約為港幣4,829,000元。於最後實際可行日期，SEL集團僱用員工約306人。

截至二零零五年十二月三十一日止年度

SEL集團於二零零五年十二月三十一日之資本結構包括股東權益約港幣20,224,000元及借貸約港幣2,632,000元。

SEL集團於二零零五年十二月三十一日止年度之銷售額較截至二零零四年十二月三十一日止年度增長30%，達到約港幣105,804,000元。二零零五年毛利增長30%至約港幣85,594,000元。較之截至二零零四年十二月三十一日止年度，二零零五年除稅前溢利上升168%至約港幣9,419,000元，除稅後溢利上升254%至約港幣8,335,000元。

截至二零零五年十二月三十一日止年度之員工成本總額約為港幣38,429,000元，較截至二零零四年十二月三十一日止年度增加約26%。

SEL集團於截至二零零五年十二月三十一日止年度從業務上產生之正現金流量約為港幣7,562,000元。

截至二零零四年十二月三十一日止年度

SEL集團於二零零四年十二月三十一日之資本結構包括股東權益約港幣10,327,000元及借貸約港幣1,294,000元。

截至二零零四年十二月三十一日止年度，SEL集團銷售額與截至二零零三年十二月三十一日止年度相比增長78%，達到約港幣81,424,000元。二零零四年毛利增幅為82%，達到約港幣66,076,000元。與截至二零零三年十二月三十一日止年度比較，二零零四年除稅前溢利增加31%至約港幣3,512,000元，而除稅後溢利增加20%至約港幣2,352,000元。

截至二零零四年十二月三十一日止年度，員工成本額約為港幣30,415,000元。

SEL集團於截至二零零四年十二月三十一日止年度從業務上產生之正現金流量約為港幣10,620,000元。

自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間

SEL集團於二零零三年十二月三十一日之資本結構包括股東權益約港幣1,664,000元及借貸約港幣2,609,000元。

SEL集團於自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間錄得銷售額約港幣45,742,000元及毛利約港幣36,369,000元。同期之除稅前溢利及除稅後溢利分別達到約港幣2,674,000元及約港幣1,953,000元。

自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間之員工成本總額約為港幣15,793,000元。

SEL集團於自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間從業務上產生之正現金流量約為港幣12,565,000元。

A. 簡明以往三年綜合收益表

以下是本集團以往三年截至二零零六年三月三十一之經審核綜合財務資料概要及本集團截止二零零六年九月三十日止六個月非經審核綜合財務資料。二零零五年及二零零六年數字截錄自本公司二零零六年年報。二零零四年數字截錄自本公司二零零四年年報。二零零六年九月三十日止六個月數字截錄自本公司二零零六一零七中期報告。二零零四、二零零五及二零零六年綜合財務資料由德勤•關黃陳方會計師行審核。

收益

	二零零六年九月三十日止六個月	三月三十一日止二零零六年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	381,879	831,745	687,108	670,583
銷售成本	(259,329)	(621,790)	(626,233)	(597,626)
毛利	122,550	209,955	60,875	72,957
其他收入	4,940	10,888	1,744	8,924
銷售及分銷費用	(102,256)	(159,980)	(52,884)	(52,642)
行政支出	(3,582)	(7,470)	(4,595)	(3,757)
其他支出	(999)	(8,659)	(2,421)	(1,979)
所佔聯營公司業績	–	–	(826)	(77)
財務費用	(2,541)	(3,906)	(1)	(22)
除税前溢利	18,112	40,828	1,892	24,420
所得税支出	(2,448)	(3,862)	(339)	(1,557)
本年度溢利	15,664	36,966	1,553	22,863
股息				
已付中期	4,754	5,141	1,714	8,568
每股盈利	9.11港仙	21.57港仙	0.91港仙	13.34港仙

資產及負債

	九月三十日	三月三十一日		
	二零零六年	二零零六年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
總資產	701,020	315,625	421,843	423,704
總負債	235,944	150,671	81,839	88,806
少數股東權益	184	176	175	174
股東資金	464,892	411,276	378,536	383,586

於二零零六年三月三十一日財務年度，本集團已採用若干由香港會計師公會頒佈的新或修訂香港財務報告準則，會計準則及詮釋，二零零五年數字經已按照有關規定作出修訂，二零零四年數字並未就變動作出重列，原因為其影響甚微。

B. 截至二零零六年三月三十一日止兩個年度經審核綜合財務報表

以下是本集團經審核綜合財務報表，摘錄自本公司二零零六年度年報第27頁至第70頁內。

「綜合收益表

截至二零零六年三月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元 （重列）
營業額	7	831,745	687,108
銷售成本		(621,790)	(626,233)
毛利		209,955	60,875
其他收入	8	10,888	1,744
銷售及分銷費用		(159,980)	(52,884)
行政支出		(7,470)	(4,595)
其他支出		(8,659)	(2,421)
所佔聯營公司業績		–	(826)
財務費用	9	(3,906)	(1)
除税前溢利	10	40,828	1,892
所得税支出	11	(3,862)	(339)
本年度溢利		36,966	1,553
應佔方：			
本公司股權持有人		36,966	1,553
少數股東權益		–	–
		36,966	1,553
股息	12		
已付中期		5,141	1,714
擬派末期		8,568	1,713
每股盈利	13	21.57港仙	0.91港仙

綜合資產負債表

於二零零六年三月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
非流動資產			
投資物業	14	7,120	5,160
物業、廠房及設備	15	55,895	24,518
預付租賃款項	16	2,192	4,115
商譽	17	82,392	–
商標	18	108,000	–
所佔聯營公司權益	19	–	–
聯營公司應收帳	20	–	379
可供出售投資	21	10,020	–
於損益表按公允值處理之投資	22	49,588	–
證券投資	23	–	4,440
		315,207	38,612
流動資產			
存貨	24	66,991	55,262
待售物業，按成本計		–	1,135
應收帳款、存出按金及預付款項	25	100,164	70,956
應收最終控股公司款項	26	1,756	711
就合約工程應向客戶收取之款項	27	342	939
可取回稅項		662	574
於損益表按公允值處理之投資	22	73,279	–
證券投資	23	–	110,815
衍生財務工具	28	32	–
銀行結存及現金等值	29	72,399	181,451
		315,625	421,843
流動負債			
應付帳款、存入按金及應付費用	30	75,164	59,662
應付票據	30	1,881	695
就合約工程應向客戶支付之款項	27	264	199
遞延服務收入		20,420	20,751
課稅準備		942	411
銀行貸款	31	52,000	121
		150,671	81,839

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
流動資產淨值		164,954	340,004
總資產減流動負債		480,161	378,616
股本及儲備			
股本	*32*	85,678	85,678
儲備		325,422	292,683
本公司股權持有人應佔權益		411,100	378,361
少數股東權益		176	175
總權益		411,276	378,536
非流動負債			
銀行貸款	*31*	49,000	—
遞延税項	*33*	19,885	80
		68,885	80
總權益及非流動負債		480,161	378,616

綜合權益變動表

截至二零零六年三月三十一日止年度

	本公司股東應佔權益									
	股本	股份溢價	資本儲備	資本贖回儲備	物業重估儲備	匯兌儲備	保留溢利	總計	少數股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年四月一日										
按原先列示	85,678	223,434	18,231	14	2,764	1,036	52,429	383,586	174	383,760
因會計政策變動										
而產生之調整（附註3）	–	–	–	–	(2,764)	668	2,220	124	–	124
於二零零四年四月一日										
重列	85,678	223,434	18,231	14	–	1,704	54,649	383,710	174	383,884
折算海外地區業務										
帳項而產生之匯兌差額	–	–	–	–	–	(47)	–	(47)	1	(46)
本年度溢利重列	–	–	–	–	–	–	1,553	1,553	–	1,553
年內已確認收支總額	–	–	–	–	–	(47)	1,553	1,506	1	1,507
已付二零零四年末期股息	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
已付二零零五年中期股息	–	–	–	–	–	–	(1,714)	(1,714)	–	(1,714)
於二零零五年三月三十一日	85,678	223,434	18,231	14	–	1,657	49,347	378,361	175	378,536
因會計政策變動										
而產生之調整（附註3）	–	–	(171)	–	–	–	3,085	2,914	–	2,914
於二零零五年四月一日										
重列	85,678	223,434	18,060	14	–	1,657	52,432	381,275	175	381,450
折算海外地區業務										
帳項而產生之匯兌差額	–	–	–	–	–	(287)	–	(287)	1	(286)
本年度溢利	–	–	–	–	–	–	36,966	36,966	–	36,966
年內已確認收支總額	–	–	–	–	–	(287)	36,966	36,679	1	36,680
已付二零零五年末期股息	–	–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
已付二零零六年中期股息	–	–	–	–	–	–	(5,141)	(5,141)	–	(5,141)
於二零零六年三月三十一日	85,678	223,434	18,060	14	–	1,370	82,544	411,100	176	411,276

綜合現金流動表

截至二零零六年三月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
經營業務			
除稅前溢利		40,828	1,892
調整：			
所佔聯營公司業績		–	826
利息收入		(1,653)	(269)
利息支出		3,906	1
物業、廠房及設備之折舊		15,801	4,346
預付租賃款項攤銷		251	253
呆壞帳(回撥)準備		(1,736)	955
出售物業、廠房及設備之淨(收益)虧損		(351)	450
撇減存貨		1,000	518
證券投資之減值虧損		–	560
可供出售投資之減值虧損		2,466	–
衍生財務工具之公允值減少		2,882	–
聯營公司應收帳之減值虧損		1,745	–
撥回預付租賃款項之減值虧損		(107)	–
投資物業之公允值增加		(190)	–
營運資本變動前之經營現金流量		64,842	9,532
存貨(增加)減少		(8,475)	11,430
應收帳款、存出按金及預付款項(增加)減少		(9,781)	5,305
待售物業減少		1,135	–
透過損益表按公允值處理之投資增加		(12,052)	–
就合約工程應向客戶收取款項減少(增加)		597	(501)
證券投資減少		–	41,954
應付票據增加(減少)		1,186	(1,026)
應付帳款、存入按金及應付費用增加(減少)		4,120	(6,720)
就合約工程應向客戶支付之款項增加(減少)		65	(1,123)
遞延服務收入(減少)增加		(394)	2,085
應收最終控股公司款項增加		(1,045)	(466)
匯兌調整		117	(394)

	附註	二零零六年 *港幣千元*	二零零五年 *港幣千元* （重列）
來自經營業務之現金		40,315	60,076
已繳付利得稅		(6,636)	(1,184)
利得稅退款		374	237
已付利息		(3,906)	(1)
來自經營業務之現金淨額		30,147	59,128
投資業務			
已收利息		1,280	269
聯營公司（借款）還款		(1,366)	1,034
購買物業、廠房及設備		(24,490)	(6,063)
出售物業、廠房及設備		4,065	1,600
購入可供出售投資		(8,046)	–
收購附屬公司	*34*	(204,531)	–
提取定期存款		–	7,800
（使用於）來自投資業務之現金淨額		(233,088)	4,640
融資業務			
已付股息		(6,854)	(6,855)
新借銀行貸款		140,000	–
償還銀行貸款		(39,000)	–
來自（使用於）融資業務之現金淨額		94,146	(6,855)
現金及現金等值淨（減少）增加		(108,795)	56,913
於年初之現金及現金等值		181,330	124,335
滙兌調整		(136)	82
於年終現金及現金等值		72,399	181,330
現金及現金等值分析			
銀行結存及現金等值		72,399	181,451
銀行透支		–	(121)
		72,399	181,330

財務報告附註

截至二零零六年三月三十一日止年度

1. 一般資料

本公司為一間在百慕達註冊成立之公眾上市公司。本公司之註冊辦事處及主要營業地點於本年報「公司資料」一節披露。本公司之最終控股公司為其士國際集團有限公司(「其士國際」),為一間在百慕達註冊成立之有限公司。其士國際及本公司之股份均於香港聯合交易所有限公司(「聯交所」)上市。

本公司之主要業務為投資控股,而其主要附屬公司之業務已呈列於第71及72頁。

本綜合財務報告以港幣列示,港幣亦為本公司之功能貨幣。

2. 採用香港財務報告準則／會計政策變動

於本年度,本集團首次採用香港會計師公會(「香港會計師公會」)所頒佈對於二零零五年一月一日或其後開始之會計期間生效之多項新制定香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(以下統稱「新香港財務報告準則」)。採用新香港財務報告準則已導致綜合收益表、綜合資產負債表及綜合權益變動表之呈列方式變更,尤其是少數股東權益之呈列方式已出現變化。呈列方式之變更已追溯應用。採納新香港財務報告準則已導致本集團於下列範疇之會計政策變更,對現時及／或過去會計年度之業績的編製及呈列方式造成影響:

業務合併

本集團已採用香港財務報告準則第3號「業務合併」,該準則對於協議日期為二零零五年一月一日或其後之業務合併及於二零零五年一月一日所發生的業務合併的香港財務報告準則相關過渡條文已生效。採納香港財務報告準則第3號對本集團之主要影響概述如下:

收購之商譽及折讓

二零零一年四月一日前收購所產生之收購折讓(過往稱負商譽)及商譽列作儲備入帳。根據香港財務報告準則第3號之相關過渡性條文,本集團於二零零五年四月一日起不再確認因收購而產生且以往計入資本儲備之所有負商譽港幣198,000元及商譽港幣27,000元,並於二零零五年四月一日將其轉撥至本集團之保留溢利。

由於採用香港財務報告準則第3號,於二零零五年四月一日之資本儲備減少港幣171,000元,而於二零零五年四月一日之保留溢利亦有相同增幅。

投資物業

於本年度,本集團首次應用香港會計準則第40號「投資物業」。本集團選擇將其投資物業以公允值模式入帳,此模式規定將投資物業公允值變動所產生之收益或虧損直接於其產生年度之損益表內確認。於過往年度,根據以往會計準則投資物業按公開市值計量,重估盈餘或虧絀撥入投資物業重估儲備,除非儲備結餘不

足以彌補重估減值，則重估減值高出投資物業重估儲備結餘之金額將自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按過往扣除之減值數額計入收益表。本集團已追溯採納香港會計準則第40號。應用香港會計準則第40號對過往會計期間之業績並無重大影響，因此毋須作出過往年度調整。對本年度之財務影響呈列於附註3。

業主自用土地租賃權益

在以前年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，並採用重估模式計量。在本年度，本集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入帳，除非有關租賃付款額未能於土地及樓宇部份之間可靠地分配，在此情況下整項租賃一概視為融資租賃。若租賃付款額能夠於土地及樓宇部份之間可靠地分配，土地租賃權益應重新分類為經營租賃項下之預付土地租金，以成本入帳並按租賃期作直線攤銷。本集團已議決以樓宇之成本列帳及按租賃期作直線攤銷，並因此將自用物業估值儲備帳撥回。此項會計政策之變動已作追溯應用，財務影響呈列於附註3。

持作自用物業

在以前年度，持作自用物業按其重估值(即重估日按其現有用途計算之公允值)減去任何其後累計折舊及任何其後減值虧損入帳。重估將定期進行，以確保帳面值與資產負債表日以公允值計算之數額沒有重大差異。重估該等物業所產生之重估升值計入重估儲備，惟倘該項升值為同一資產過往被確認為支出之重估減值，在此情況下，該項升值將按過往已扣除之減值數額計入收益表。物業重估所產生之帳面淨值減少數額如超過該項物業過往重估時之相關重估儲備結餘(如有)，則該超出部份將列作開支處理。

由於在過往年度確認之重估增加或減少主要來自租賃土地，故管理層認為，如上文所述採納香港會計準則第17號將租賃土地獨立入帳後，按成本模式將樓宇入帳較為適合。因此，樓宇乃於確認後按其成本減任何累計折舊及任何減值虧損入帳。此項會計政策之變動已作追溯應用，財務影響呈列於附註3。

與投資物業有關之遞延税項

在以前年度，過往詮釋規定重估投資物業所產生之遞延税項影響乃按透過出售而收回有關物業之賬面值而產生之税務影響之基準作出評估。在本年度，本集團採納香港(詮釋常務委員會)詮釋第21號「所得税－收回經重估之不可折舊資產」，不再假設投資物業帳面值可透過出售而收回。因此，投資物業之遞延税項影響現按可反映本集團預期於每個資產負債表日有關物業可收回數額所產生之税項影響為基準進行評估。由於香港(詮釋常務委員會)詮釋第21號並無任何具體過渡規定，此項會計政策變動已追溯應用。然而，應用香港(註釋常務委員會)詮釋第21號對本會計期間或過往會計期間並無重大影響，因此毋須作出過往年度調整。

財務工具

於本年度，本集團應用香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須追溯應用。香港會計準則第39號則於二零零五年一月一日或其後開始之年度生效，一般不允許追溯性確認、終止確認或計量財務資產及負債。應用香港會計準則第32號對本集團之財務工具於本會計期間及過往會計期間之呈列方式並無重大影響。因實施香港會計準則第39號而產生之主要影響概述如下：

投資債務證券及股本證券

本集團已應用香港會計準則第39號之相關過渡性條文為香港會計準則第39號範圍內之財務資產及財務負債作分類及計量。

於二零零五年三月三十一日以前，本集團根據會計實務準則第24號(「會計實務準則第24號」之基準處理方法將其債務證券及股本證券之投資分類及計量。根據會計實務準則第24號，本集團於債務證券及股本證券之投資分類為「投資證券」或「其他投資」。投資證券乃按成本扣除減值虧損列帳，而其他投資則按公允值計量，其未實現溢利或虧損於產生期間計入損益表。自二零零五年四月一日開始，本集團根據香港會計準則第39號將其債務投資及股本證券分類及計量為「於損益表按公允值處理之投資」或「可供出售投資」。根據香港會計準則第39號，「於損益表按公允值處理之投資」及「可供出售投資」乃按公允值列帳，公允值之變動分別於損益表及權益中確認。並無於活躍市場上市報價且其公允值不能可靠計量之可供出售股本投資於首次確認後按成本扣除減值虧損計量。

於二零零五年四月一日，本集團根據香港會計準則第39號之過渡性條文將其債務投資及股本證券之投資分類及計量。因此，於二零零五年四月一日，港幣110,815,000元持作買賣之投資已重新分類為於損益表按公允值處理之財務資產，而無牌價之股本證券投資港幣4,400,000元已重新分類為可供出售投資及披露於附註3。

債務證券與股本證券以外之財務資產及財務負債

自二零零五年四月一日開始，本集團就債務證券及股本證券以外之財務資產及財務負債(以往不屬於會計實務準則第24號之範圍)按照香港會計準則第39號之規定進行分類及計量。香港會計準則第39號將本集團之財務資產分類為「於損益表按公允值處理之財務資產」、「可供出售之財務資產」或「貸款及應收款項」。財務負債基本上分類為「於損益表按公允值處理之財務負債」或「其他財務負債」。本集團之財務負債包括「其他財務負債」，乃於首次確認後以實際利息法按攤銷成本計量。本集團已採納香港會計準則第39號之相關過渡性條文。然而，其對編製及呈列本會計期間之業績並無重大影響。

衍生工具

直至二零零五年三月三十一日，衍生財務工具方在資產負債表確認。自二零零五年四月一日開始，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作交易或指定用作有效對沖工具，均須於每個資產負債表日以公允值列帳。根

據香港會計準則第39號，衍生工具（包括與非衍生工具主契約分開列帳之內含衍生工具）均視為持有作交易之財務資產或財務負債，合資格並指定用作有效對沖工具者除外。對於視為持有作交易之衍生工具，其公允值應於產生損益之會計期間於損益表內確認。

於二零零五年三月三十一日以前，本集團並未於資產負債表確認衍生財務工具。本集團已採納香港會計準則第39號之相關過渡性條文。於二零零五年四月一日，本集團於資產負債表確認衍生財務工具及視為持有作交易財務資產之外匯遠期合約之公允值港幣2,914,000元，並對本集團之保留溢利作出相應調整。採用新準則對財務狀況之影響為本年度之溢利減少了港幣2,882,000元。

未採用之新會計準則

本集團並無提早採納下列已頒佈但仍未生效之新準則、修訂本及詮釋。本集團現正評估該等準則、修訂本及註釋之潛在影響。除採納香港會計準則第39號及香港財務報告準則第4號（修訂本）「財務擔保合約」或會對財務報表具潛在影響外，至目前為止，本公司董事表示採納該等新準則、修訂本或詮釋將不會對本集團之財務報表構成重大影響。香港會計準則第39號及香港財務報告準則第4號（修訂本）「財務擔保合約」規定，在香港會計準則第39號範疇內之財務擔保合約須於首次確認後按公允值計量，本集團現時仍未處於適合的情況下對香港會計準則第39號及香港財務報告準則第4號（修訂本）可能產生之影響作相當的估計。

香港會計準則第1號（經修訂）	股本披露[1]
香港會計準則第19號（經修訂）	精算損益、集團計劃及披露[2]
香港會計準則第21號（經修訂）	海外業務之投資淨額[2]
香港會計準則第39號（經修訂）	預測集團公司間交易之現金流量對沖會計處理[2]
香港會計準則第39號（經修訂）	公允值之選擇[2]
香港會計準則第39號及香港財務報告準則第4號（經修訂）	財務擔保合約[2]
香港財務報告準則第6號	礦產資源之勘探及評估[2]
香港財務報告準則第7號	財務工具：披露[1]
香港（國際財務匯報準則）－詮釋第4號	釐定安排是否包括租賃[2]
香港（國際財務匯報準則）－詮釋第5號	終止運作、復原及環境修復基金所產生權益之權利[2]
香港（國際財務匯報準則）－詮釋第6號	參與特定市場－廢棄電力及設電子備之負債[3]
香港（國際財務匯報準則）－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法[4]
香港（國際財務匯報準則）－詮釋第8號	香港財務報告準則第2號之範疇[5]
香港（國際財務匯報準則）－詮釋第9號	內含衍生工具之重新評估[6]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零六年一月一日或之後開始之年度期間生效。
[3] 於二零零五年十二月一日或之後開始之年度期間生效。
[4] 於二零零六年三月一日或之後開始之年度期間生效。
[5] 於二零零六年五月一日或之後開始之年度期間生效。
[6] 於二零零六年六月一日或之後開始之年度期間生效。

3. 會計政策變動之影響概要

上文附註2所述會計政策變動對本年度及過往年度業績構成之影響（包括於其他支出）如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
非商譽攤銷	3,391	–
因採納業主自用樓宇成本模型而產生之折舊減少	94	82
因採納業主自用樓宇成本模型而產生之自用物業估值減少	–	(2,293)
衍生財務工具之公允值減少	(2,882)	–
於損益表按公允值處理之投資減少	(4,730)	–
因投資物業公允值變動而產生之收益	190	–
本年度溢利減少	(3,937)	(2,211)

於二零零五年三月三十一日及二零零五年四月一日採用新訂香港財務報告準則之累積影響概述如下：

		追溯調整			無須追溯調整		
	於二零零五年三月三十一日（原列） *港幣千元*	香港會計準則第1號 *港幣千元*	香港會計準則第16號及香港會計準則第17號 *港幣千元*	於二零零五年三月三十一日（重列） *港幣千元*	香港財務報告準則第3號 *港幣千元*	香港會計準則第39號 *港幣千元*	於二零零五年四月一日（重列） *港幣千元*
資產負債表項目							
物業、廠房及設備	31,405	–	(6,887)	24,518	–	–	24,518
預付租賃款項	–	–	4,115	4,115	–	–	4,115
證券投資	115,255	–	–	115,255	–	(115,255)	–
可供出售之投資	–	–	–	–	–	4,440	4,440
衍生財務工具	–	–	–	–	–	2,914	2,914
於損益表按公允值處理之投資	–	–	–	–	–	110,815	110,815
對資產及負債構成之總影響	146,660	–	(2,772)	143,888	–	2,914	146,802
保留溢利	49,338	–	9	49,347	171	2,914	52,432
資本儲備	18,231	–	–	18,231	(171)	–	18,060
匯兌儲備	989	–	668	1,657	–	–	1,657
物業重估儲備	3,449	–	(3,449)	–	–	–	–
少數股東權益	–	175	–	175	–	–	175
對權益構成之總影響	72,007	175	(2,772)	69,410	–	2,914	72,324
少數股東權益	175	(175)	–	–	–	–	–

於二零零四年四月一日採用新訂香港財務報告準則對本集團權益之財務影響概述如下：

		調整		
	(原列) 港幣千元	香港會計準則第1號 港幣千元	香港會計準則第17號 港幣千元	(重列) 港幣千元
保留溢利	52,429	–	2,220	54,649
滙兑儲備	1,036	–	668	1,704
物業重估儲備	2,764	–	(2,764)	–
少數股東權益	–	174	–	174
對權益之總影響	56,229	174	124	56,527

4. 重大會計政策

綜合財務報表已按照歷史成本慣例編製(按重估數額或公允值計算之投資物業及財務工具除外)，並如下列會計政策所闡釋。

綜合財務報表乃根據香港會計師公會頒佈之香港財務準則編製。此外，綜合財務報表包括香港聯合交易所有限公司證券上市規則及香港公司條例規定之適當披露事項。

(a) 綜合帳目基礎

綜合財務報表包括本公司及其附屬公司之財務報表。

年內收購或出售附屬公司自其有效收購日起計算或至其有效售出日止之業績已計入綜合收益表內。

如有需要，附屬公司之財務報表將作調整，以使其會計政策與本集團其他成員公司所用者一致。

所有集團內公司間之交易、結餘、收入及開支於綜合時撇銷。

少數股東權益所佔之綜合附屬公司資產淨值將與本集團之權益分開呈列。少數股東權益所佔資產淨值包括於原有業務合併日期之該等權益金額，以及合併日期以來少數股東所佔權益之變動。少數股東應佔虧損超出少數股東應佔附屬公司權益之金額將與本集團之權益對銷，惟於少數股東具有約束力責任及其有能力作出額外投資以彌補該等虧損者除外。

(b) 商譽

二零零五年一月一日或之後訂立協議收購附屬公司或聯營公司所產生之商譽，即收購成本超逾本集團於收購當日應佔有關附屬公司或聯營公司之可識別資產、負債或然負債之公允值之金額，並按成本減任何累計減值虧損列帳，以及於綜合資產負債表內分開呈列。

就減值測試而言，收購所產生之商譽乃分配至各個有關現金產生單位或各組現金產生單位，有關現金產生單位預期可受益於收購之協同效應。已獲分配商譽之現金產生單位將會每年及該等單位出現減值跡象時進行減值測試。就財政年度

進行收購所產生之商譽而言，已獲分配商譽之現金產生單位於該財政年度完結前進行減值測試。如現金產生單位之可收回金額少於其帳面值，則首先會分配減值虧損以扣減分配至該單位之任何商譽之帳面值；其後，再以該單位各項資產之帳面值為基準按比例分配至該單位之其他資產。任何商譽減值虧損乃直接於綜合收益表內確認。商譽減值虧損於其後期間不予撥回。

其後出售附屬公司或聯營公司時，資本化商譽之應佔金額計入出售所得損益之金額。

(c) 於聯營公司之權益

聯營公司之業績及資產負債乃按權益會計法計入綜合財務報表。根據權益法，於聯營公司之投資乃按成本減任何已識別減值虧損於綜合資產負債表列帳，並會就本集團所分佔聯營公司損益及權益變動而於收購後出現之變化作出調整。當本集團分佔聯營公司之虧損相等於或超過其於該聯營公司之權益（包括實質上構成本集團在聯營公司之投資淨額之任何長期權益），本集團不再確認分佔進一步虧損。額外分佔虧損將計提撥備及確認負債，惟以本集團已產生之法定或推定責任或代表該聯營公司支付之款項為限。

當集團實體與本集團之聯營公司進行交易，所得損益將互相抵銷，惟數額以本集團於有關聯營公司之權益為限。

(d) 財務工具

當某集團實體成為工具合約條文之訂約方時，財務資產及財務負債於資產負債表確認。財務資產及財務負債最初以公允值計量。所有財務資產之日常買賣乃按交易日基準確認及解除確認。

當從資產收取現金流量之權利屆滿，或財務資產被轉讓及本集團已轉讓該項財務資產擁有權之絕大部份風險及回報時，有關資產將被解除確認。於解除確認財務資產時，該項資產之帳面值與已收代價及直接於權益確認之累計盈虧之總和之差額，將於損益帳內確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，財務負債將被解除確認。解除確認之財務負債之帳面值與已付或應付代價之間之差額於損益帳內確認。

(i) 財務資產

於損益表按公允值處理之投資

於損益表按公允值處理之財務資產分為兩類，包括持作買賣之財務資產及於首次確認時於損益表按公允值處理之財務資產。於首次確認後之每個結算日，於損益表按公允值處理之財務資產按公允值計算，有關公允值之變動於產生期間直接於損益帳確認。

貸款及應收款項

貸款及應收款項為有固定或可釐定付款而並無活躍市場報價之非衍生財務資產。於首次確認後之每個結算日，貸款及應收款項（包括應收帳款、應收最終控股公司款項及就合約工程應向客戶收取之款項）以實際利息法按攤銷成本減任何已確認減值虧損列帳。減值虧損在有客觀證據證明資產出現減值時，於損益帳確認，並按資產帳面值與按原實際利率折讓之估計未來現金流量之現值之差額計量。當資產之可收回數額增加客觀上與確認減值後所發生之事件有關時，減值虧損會於隨後期間撥回，惟該資產在撥回減值當日之帳面值不得超過未確認減值時之已攤銷成本。

可供出售投資

可供出售投資為被指定或未被劃分為於損益表按公允值處理之投資、貸款及應收款項及持有至到期日之投資之非衍生工具。於首次確認後之每個結算日，可供出售之財務資產按公允值計算。公允值之變動於權益確認，直至該財務資產被出售或確定出現減值，屆時過往於權益確認之累計盈虧自權益剔除，並於損益帳內確認。可供出售之財務資產之任何減值虧損於損益帳內確認。可供出售之股本投資之減值虧損不會於隨後期間透過損益撥回。就可供出售之債務投資而言，倘該投資公允值之增加客觀上與確認減值虧損後所發生之事件有關，則有關減值虧損會於期後撥回。

在活躍市場並無市場報價且未能可靠衡量公允值之可供出售之股本投資及與該等非上市股本工具有關並須以交付該等工具結算之衍生工具，則按成本減任何於首次確認後每個結算日確認之減值虧損計算。減值虧損在有客觀證據證明該資產出現減值時，於損益帳確認。減值虧損數額按資產帳面值與按同類財務資產之現行市場回報率折讓之估計未來現金流量現值之差額計算。有關減值虧損不會於隨後期間撥回。

現金及現金等值項目

現金及現金等值項目包括手頭現金及活期存款，以及可隨時轉換為已知數額現金且無重大價值變動風險之其他短期高流動性投資。

(ii) 財務負債

除被視為持作買賣之財務負債之衍生工具外；本集團之財務負債主要包括應付帳款、應付票據及銀行借貸，隨後以實際利息法按攤銷成本計量。

(iii) 股本工具

本公司發行之股本工具以所收款項減直接發行成本入帳。

(iv) 衍生財務工具

本集團使用衍生財務工具(主要為外幣遠期合約)降低與外幣波動有關之風險。不符合會計對沖之衍生財務工具被視為持作買賣之財務資產或持作買賣之財務負債。該等衍生工具公允值之變動直接於損益帳內確認。

當非衍生主合約之內含衍生工具之經濟特質及風險與主合約之經濟特質及風險並無密切關係,同時合併合約並非於損益帳按公允值計量時,內含衍生工具須與有關主合約分開列帳,並視為持作買賣用途。在所有其他情況下,內含衍生工具不會分開處理,而會根據適用準則與主合約一併入帳。當本集團須分開處理內含衍生工具但無法進行衡量時,整個合併合約被視為持作買賣用途。

(e) 投資物業

於首次確認時,投資物業按成本(包括任何直接應計開支)計量。於首次確認後,投資物業按公允值模式入帳。投資物業公允值變動所產生之盈虧計入產生期間之損益帳。

(f) 物業、廠房及設備

物業、廠房及設備乃按成本值減去期後累積折舊及累積減值虧損列於帳內。

物業、廠房及設備項目之折舊按其估計使用年期並考慮其估計剩餘價值後,以直線法或餘額遞減法撇銷其成本而撥備。

物業、廠房及設備項目於出售時或預計不會從繼續使用該項資產而得到任何未來經濟利益時解除確認。資產解除確認時產生之任何盈虧(按該項目之出售所得款項淨額與其帳面值之差額計算)乃於該項目解除確認之年度計入收益表。

物業、廠房及設備經考慮其估計剩餘價值後,按以下方法及年率折舊:

直線法:

永久業權之土地	無
樓宇	按租賃年期或20至50年兩者之較短者計算
店舖機器	20%
店舖及其他設備	按10%或相關租賃剩餘期間兩者之較短者計算

餘額遞減法：

	購入時期初折舊	每年折舊
機器、工具及設備	20%	40%
傢俬、裝置、辦公室設備及汽車	20%	20%

(g) 預付租賃款項

預付租賃款項為支付使用土地之前期地價。預付租賃款項於有關土地租賃期間按直線法計入收益表。

(h) 商標

於確認時，從業務合併中收購之商標按公允值確認。具有無限使用年期之商標按成本值減任何期後累積減值虧損列帳。

解除確認商標所產生之盈虧按該項資產之出售所得款項淨額與其帳面值之差額計算，並於解除確認該項資產時於收益表內確認。

不論有無跡象表明具有無限使用年期之商標是否存在減值，均透過比較商標之帳面值與其可收回款額，對商標作減值測試。倘若估計商標之可收回款額較其帳面值少，則其帳面值調低至其可收回款額。減值虧損會即時確認為支出。

當減值虧損於期後撥回，商標之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。

(i) 待售物業

待售物業乃按成本或可變現淨值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現淨值為管理層根據現行市場情況作出之估值或如已訂定有約束力之出售合同，則根據協議出售價。

(j) 存貨

存貨乃按成本或可變現淨值二者之較低值入帳。成本以加權平均法計算。

(k) 安裝合約

當一項合約之成果能夠可靠地估計時，合約之收益與成本會根據結算當日合約活動之完工程度確認，並按工程進行至今所產生之合約成本與估計總合約成本之比例(惟此並不代表完工程度)計量。工程變更、索償及獎勵金按與客戶達成協議部份入帳。

當一項合約之成果不能可靠地估計時，合約收益按所產生之合約成本確認，以其可收回款額為限。合約成本會在產生之期間確認為支出。

當至今已產生之合約成本加上已確認溢利減已確認虧損超過按進度開出之帳單時，超出部份呈列為「就合約工程應向客戶收取之款項」。當合約工程按進度開出之帳單超過至今已產生之合約成本加上已確認溢利減已確認虧損時，超出部份呈列為「就合約工程應向客戶支付之款項」。有關工程施工前所收之金額乃包括於資產負債表中作為負債或已收墊款。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款、存出按金及預繳款項」。

(l) 收益之確認

銷售貨品之收益乃於貨品送出後及貨品擁有權轉讓後確認。

服務收入於提供服務時確認。

財務資產之利息收益乃按時間比例入帳，並根據本金及有關之實際利率計算，實際利率為透過財務資產之預期使用年期，將估計未來現金收據實際折讓至該資產之帳面淨值之比率。

投資股息收益須按股東收受股息之權利被確認時方予以入帳。

待售物業之收益乃於已訂定有約束力之銷售合同時確認。

(m) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。

本集團作為出租人

營業性租賃之租金收益於有關租賃期間以直線法於收益表內確認。就磋商及安排營業性租賃所產生之首次直接成本計入有關租賃資產之帳面值，並於租賃期間以直線法確認為支出。

本集團作為承租人

營業性租賃項下之應付租金於有關租賃期間以直線法計入損益帳。作為訂立營業性租賃激勵措施之已收及應收利益，於租賃期間以直線法確認為租金費用之減少。

(n) 借貸成本

所有借貸成本均於產生期間在損益帳內確認並列作財務費用。

(o) 外幣

於編製各個別集團實體之財務報告時，以該實體功能貨幣以外之外幣進行之交易均按交易日期之適用匯率換算為功能貨幣入帳。於各結算日，以外幣列值之貨幣項目均按結算日之適用匯率重新換算。按公允值以外幣列值之非貨幣項目則按釐定公允值當日之適用匯率重新換算。按歷史成本以外幣計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之滙兑差額均於產生期間內於損益帳中確認，惟倘滙兑差額乃因換算構成本集團於境外業務之投資淨額一部份之貨幣項目而產生則除外，在此情況下，有關滙兑差額於綜合財務報告之權益內確認。按公允值列帳之非貨幣項目經重新換算後產生之滙兑差額於該期間列作損益，惟重新換算直接於權益內確認盈虧之非貨幣項目所產生之差額除外，在此情況下，滙兑差額亦直接於權益內確認。

就呈列綜合財務報告而言，本集團海外業務之資產及負債乃按結算日之適用匯率換算為本公司之呈報貨幣(即港元)，而其收入及支出則按該年度之平均匯率換算，除非匯率於該期間內出現大幅波動則作別論，在此情況下，則採用交易當日之適用匯率。所產生之滙兑差額(如有)乃確認為換算儲備。該等滙兑差額乃於海外業務出售期間於損益帳內確認。

(p) 退休保障費用

界定供款退休福利計劃及強制性公積金計劃之付款於到期應付時作為費用扣除。

(q) 税項

所得税支出指現時應付税項及遞延税項之總和。

現時應付税項乃根據本年度之應課税溢利計算。於收益表內呈報之應課税溢利與溢利有所不同，原因在於應課税溢利不包括其他年度應課税或可扣税之收入或支出項目，亦不包括從未課税或扣税之項目。本集團之現時税項負債乃採用結算日前已頒佈或實質頒佈之税率計算。

遞延税項乃按綜合財務報告內資產及負債帳面值與用作計算應課税溢利之有關税基之差額而予以確認，並利用資產負債表負債方法入帳。遞延税項負債一般就所有應課税暫時差額而確認，遞延税項資產則予以確認，惟以日後可能產生應課税溢利而可扣税暫時差額可以動用者為限。倘暫時差額乃源自商譽，或源自對應課税溢利或會計溢利造成影響之交易中其他資產及負債之初期確認(業務合併除外)，則有關之資產及負債不會予以確認。

遞延税項負債乃就於附屬公司及聯營公司投資而產生之應課税暫時差額予以確認，除非本集團(作為母公司)能夠控制暫時差額之撥回，以及暫時差額應該不會於可見未來撥回。

遞延税項資產之帳面值會於每個結算日進行審閱，並減少至不再具備足夠之應課税溢利收回全部資產或其任何部份為止。

遞延税項乃按償還負債或資產變現所屬期間預期適用之税率計算。遞延税項計入損益帳或於當中扣除，惟涉及直接計入股本或於當中扣除之項目則除外，在此情況下遞延税項將於股本內處理。

(r) 資產減值

於每一個結算日，本集團審閱其有形資產之所載帳面值，而非擁有無限使用期的商譽及商標，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，所載帳面值會減少至可收回款額，減值虧損將予即時確認。

當減值虧損於期後撥回，資產(商譽除外)之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面值之數額則不會撥回。任何減值虧損之撥回即時確認為收益。商譽之減值虧損於隨後期間不予撥回。有關商譽及商標減值之會計政策詳情載於兩者之相關政策。

5. 估計不確定性之主要來源

下文論述於結算日所作出有關未來之主要假設及估計不明朗因素之其他主要來源，並且極有可能導致須於下個財政年度就資產及負債之帳面值作出重大調整。

呆壞帳撥備

本集團呆壞帳撥備政策乃根據可收回性評估、帳齡分析及管理層之判斷而作出。評估該等應收帳款之最終變現能力需要作出大量判斷，包括各個客戶現時之信譽及過往收款記錄。倘本集團客戶之財務狀況惡化，以至削弱其付款能力，則須提撥額外撥備。

存貨撥備

本集團管理層就確認為不再可出售之過時及滯銷庫存品作出撥備。管理層主要根據最近期之發票價格及當時之市況而估計其交易商品之可變現淨值。本集團於各結算日會檢討每種產品之存貨，並就過時貨品作出撥備。

商譽及商標之減值

在釐定商譽及商標是否減值時，須對獲分派商譽及商標之現金產生單位之使用價值作出估計。計算使用價值時，本集團必須估算現金產生單位預期產生之日後現金流量及合適之折現率以計算其現值。倘日後實際之現金流量少於預期流量，可能會產生重大之減值虧損。於二零零六年三月三十一日，帳面值分別為港幣82,392,000元及港幣108,000,000元之商譽及商標並無確認任何減值虧損。

商譽及商標之減值測試詳情載於附註37。

所得税

税項虧損為港幣478,703,000元。遞延税項因未來溢利存有未能預計之因素而未予確認。與遞延税項資產之可變現能力主要視乎是否有充足之未來溢利或日後是否有應課税暫時差額可供利用。倘日後實際產生之溢利與預期相若，遞延税項資產可能產生重大確認或逆轉，並將在其產生之期間於收益表確認。

6. 財務風險管理目標及政策

本集團之主要財務資產及負債包括應收貨款及其他應收帳款、應收最終控制公司款項、銀行結餘及現金、應付貨款及其他應付帳款、應付票據及銀行借貸和投資。該等財務工具之詳情於有關附註內披露。下文載列與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

信貸風險

倘交易對手未能履行彼等就每類已確認財務資產之責任，本集團承受之最大信貸風險為綜合資產負債表所載該等資產之帳面值。本集團管理層於各結算日均會審閱各項個別貿易債務之可收回金額，以確保就不可收回金額作出足夠之減值虧損。此外，本集團管理層負責釐定信貸限額、信貸審批及其他監控程序，以確保採取跟進措施追收逾期未付之債項。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

本集團對其應收帳款並無集中之信貸風險，有關風險乃分散至多個交易對手及客戶。

銀行存款及財務工具投資之信貸風險有限，蓋因交易對手均為獲國際信貸評級機構給予高信貸評級之銀行、金融機構或企業。

市場風險

(i) 外幣風險

本集團若干應付貨款乃以外幣計值。為了降低與外幣匯率波動有關之風險，本集團訂立外幣遠期合約以對沖外幣匯率波動之風險。然而，由於該等外幣遠期合約並不符合條件進行對沖會計處理，因此被視為持作買賣之財務資產或負債。管理層將繼續監控外幣風險，並會在必要時考慮對沖重大外幣風險。

(ii) 利率風險

本集團之現金流量利率風險主要與浮息銀行借貸、浮息債務證券投資及與恒常到期日掉期利率或倫敦銀行同業拆息掛鈎之結構式存款有關。管理層會監控利率風險，並會於必要時考慮對沖重大利率風險。

(iii) 其他價格風險

本集團因其於股本證券之投資而須承擔股本及債務證券價格風險。管理層透過持有具不同風險特點之投資組合以管理有關風險。

流動性風險

本集團鋭意透過維持足夠之現金及現金等值項目、可變現之有價證券以維持謹慎之流動性風險管理及資金供應之靈活性，以及持有可供動用之已承諾短期及中期信貸額。

董事認為，本集團已獲得充足之已承諾及未承諾一般性銀行信貸融資，用作近期之融資承擔及營運資金用途。

7. 營業額

營業額乃代表本集團年內商品銷售、提供服務及投資收益之已收及應收淨額，分析如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
電腦及商業及咖啡機器銷售	477,493	474,243
餐飲銷售	173,208	–
提供保養服務	77,779	100,617
證券買賣	94,311	101,988
債券及結構式存款利息收入	8,954	10,260
	831,745	687,108

本集團按業務分類及地區劃分之營業額分析載列於附註35。

8. 其他收入

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
其他收入包括：		
銀行存款利息	1,653	269
滙兑收益	2,754	971
出售待售物業盈利	4,392	–
物業租金總收入港幣715,000元（二零零五年：港幣383,000元）減支出	418	275

9. 財務費用

此金額指須於五年內償還之銀行貸款利息。

10. 除稅前溢利

	二零零六年 *港幣千元*	二零零五年 *港幣千元* (重列)
除稅前溢利已扣除(計入):		
應收聯營公司款項準備	1,745	–
呆壞帳(撥回)準備	(1,736)	955
預付租賃款項攤銷	251	253
核數師酬金	1,086	830
衍生財務工具之公允值變動	2,882	–
於損益表按公允值處理之投資變現及未變現公允值虧損	729	8,271
物業、廠房及設備折舊	15,801	4,346
出售物業、廠房及設備之(收益)虧損	(351)	450
可供出售投資之已確認減值虧損	2,466	–
投資物業之公允值增加	(190)	–
營業性租賃之樓宇租用支出	46,885	8,457
轉撥至投資物業之預付租金之減值虧損撥回	(107)	–
員工開支 *(附註)*	112,221	78,763
撇減存貨	1,000	518
設備租賃收益港幣5,114,000元(二零零五年:港幣4,795,000元)減租賃支出	(1,659)	(4,358)

附註: 董事酬金計入員工開支,詳情於附註36披露。員工開支包括遣散費港幣6,000元(二零零五年:港幣729,000元)。

11. 所得稅支出

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
支出(抵免)包括:		
現時稅項		
香港	3,263	228
海外	318	410
	3,581	638
遞延稅項 *(附註33)*	281	(299)
	3,862	339

香港利得稅準備乃根據估計應課稅溢利減可運用之前期虧損稅務寬減後按稅率17.5%(二零零五年:17.5%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

年內稅項支出與根據綜合收益表列示之除稅前溢利對帳如下：

	二零零六年 港幣千元	二零零五年 港幣千元 (重列)
除稅前溢利	40,828	1,892
按地方所得稅率17.5%計算之稅項 *(附註)*	7,145	331
所佔聯營公司業績之稅務影響	–	145
不可扣稅支出之稅務影響	4,149	1,935
毋須課稅收入之稅務影響	(2,962)	(2,208)
未確認稅項虧損之稅務影響	1,053	2,368
動用過往未確認之稅項虧損	(4,886)	(1,468)
動用未確認臨時差額之稅務影響	(906)	(909)
未確認可扣除臨時差額之稅務影響	471	–
於其他司法權區經營之附屬公司不同稅率之影響	(115)	139
其他	(87)	6
年內稅項支出	3,862	339

附註： 採用本集團大部份業務所在之司法權區地方稅率計算。

12. 股息

	二零零六年 港幣千元	二零零五年 港幣千元
已派股息：		
–中期股息每股普通股港幣3仙（二零零五年：港幣1仙）	5,141	1,714
擬派股息：		
–擬派末期股息每股普通股港幣5仙（二零零五年：港幣1仙）	8,568	1,713

董事建議派發末期股息每股港幣5仙（二零零五年：港幣1仙），須待股東於股東週年大會上批准方可作實。

13. 每股盈利

每股基本盈利之計算乃根據本公司股權持有人應佔本集團期內溢利港幣36,966,000元（二零零五年：港幣1,553,000元）及年內已發行普通股171,355,871股（二零零五年：171,355,871股）計算。

由於本公司於截至二零零六年三月三十一日止兩個年度並無潛在已發行普通股，故並無呈列每股攤薄盈利。

附註3所述會計政策出現變動，對以往呈報截至二零零五年三月三十一日止年度每股基本盈利之影響載列如下：

	港仙
未經調整呈報數字	2.20
因應會計政策變動作出調整	(1.29)
重列數字	0.91

附註3所述會計政策出現變動，對截至二零零六年三月三十一日止年度每股基本盈利之影響為減少港幣2.30仙。

14. 投資物業

	二零零六年 港幣千元	二零零五年 港幣千元
於四月一日之公允值，	5,160	5,160
轉撥自物業、廠房及設備	1,770	–
公允值增加	190	–
於三月三十一日之公允值，	7,120	5,160

本集團之投資物業位於中國內地，以中期租約持有。

本集團投資物業於二零零六年三月三十一日之公允值，乃根據獨立執業專業估值師戴德梁行有限公司於當日所作之估值而得出。戴德梁行有限公司與本集團概無任何關連，並為香港測量師學會會員，具備合適專業資格，且曾於相關地點就同類物業進行估值。有關估值乃經參照類似物業之成交價後作出，且符合香港測量師學會物業估值準則。

15. 物業、廠房及設備

	契約土地	樓宇	海外永久業權物業	機器、工具及設備	店舖及其他設備	店舖機器	傢俬、裝置辦公室設備及汽車 持作自用	傢俬、裝置辦公室設備及汽車 租賃用途	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本									
於二零零四年四月一日，原列	4,368	4,259	8,565	13,139	–	–	16,480	7,700	54,511
期初重估儲備調整	–	1,787	1,270	–	–	–	–	–	3,057
重新分類為預付租賃款項	(4,368)	–	–	–	–	–	–	–	(4,368)
於二零零四年四月一日，經重列	–	6,046	9,835	13,139	–	–	16,480	7,700	53,200
匯兑調整	–	11	64	28	–	–	51	21	175
添置	–	–	–	463	–	–	529	5,071	6,063
出售	–	(630)	–	(3,869)	–	–	(4,069)	(876)	(9,444)
於二零零五年三月三十一日	–	5,427	9,899	9,761	–	–	12,991	11,916	49,994
匯兑調整	–	24	35	13	130	51	23	12	288
重新分類為投資物業	–	(841)	–	–	–	–	–	–	(841)
收購附屬公司時購入	–	–	–	–	20,098	5,980	–	90	26,168
添置	–	–	–	560	10,992	3,900	126	8,912	24,490
出售	–	(680)	–	(1,256)	(2,280)	(353)	(1,091)	(3,136)	(8,796)
於二零零六年三月三十一日	–	3,930	9,934	9,078	28,940	9,578	12,049	17,794	91,303
累積折舊									
於二零零四年四月一日，原列	–	–	–	10,878	–	–	12,642	1,949	25,469
期初結餘調整	–	1,417	1,516	–	–	–	–	–	2,933
於二零零四年四月一日，經重列	–	1,417	1,516	10,878	–	–	12,642	1,949	28,402
匯兑調整	–	6	10	35	–	–	50	21	122
年度撥備	–	182	124	1,004	–	–	946	2,090	4,346
售出撥回	–	–	–	(3,523)	–	–	(3,652)	(219)	(7,394)
於二零零五年三月三十一日	–	1,605	1,650	8,394	–	–	9,986	3,841	25,476
匯兑調整	–	7	6	25	–	–	30	24	92
重新分類為投資物業	–	(151)	–	–	–	–	–	–	(151)
年度撥備	–	182	124	833	8,214	2,230	714	3,504	15,801
售出撥回	–	(113)	–	(1,101)	(1,718)	(253)	(951)	(1,674)	(5,810)
於二零零六年三月三十一日	–	1,530	1,780	8,151	6,496	1,977	9,779	5,695	35,408
帳面值									
於二零零六年三月三十一日	–	2,400	8,154	927	22,444	7,601	2,270	12,099	55,895
於二零零五年三月三十一日	–	3,822	8,249	1,367	–	–	3,005	8,075	24,518

16. 預付租賃款項

	二零零六年 港幣千元	二零零五年 港幣千元
本集團之預付租賃款項包括：		
於香港以中期租約持有之租賃土地	1,490	2,417
於中國內地之租賃土地，以：		
長期租約持有	642	654
中期租約持有	–	973
以短期租約持有之海外租賃土地	60	71
	2,192	4,115

17. 商譽

	港幣千元
於二零零四年及二零零五年四月一日	–
因收購附屬公司而產生	82,392
於二零零六年三月三十一日	82,392

有關商譽減值測試之詳情於附註37披露。

18. 商標

購入商標乃年內業務合併其中一環，詳情載於附註34。商標之法定可用年期為若干時期，惟可以最低成本重續。董事認為，本集團將會且能夠繼續重續商標。根據本集團管理層就類似之飲食業務市場所進行之市場、趨勢及競爭力等調查，認為在該品牌咖啡店預期可為本集團帶來現金流入淨額期內，該商標並無任何可預見之限制。

因此，本集團管理層認為，該商標有無限可使用年期。除非商標於管理層每年重新評估其可使用年期後被釐定為有限可使用年期，否則不會被攤銷，然而，商標仍會每年及出現可能減值跡象時進行減值測試。減值測試之詳情於附註37披露。

19. 所佔聯營公司權益

	二零零六年 港幣千元	二零零五年 港幣千元
於非上市聯營公司投資之成本	105	105
分佔收購後虧損	(105)	(105)
	–	–

於二零零六年三月三十一日，本集團於下列聯營公司擁有權益：

名稱	商業結構形式	註冊成立及營業之國家	由本集團持有應佔註冊股本實際權益百分率 %	主要業務
廣州其士科技有限公司	公司	中國內地	24	辦公室設備貿易及保養服務

聯營公司之財務資料概列如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
總資產	832	1,040
總負債	(4,282)	(4,361)
負債淨值	(3,450)	(3,321)
收入	1,633	26,114
年內虧損	(58)	(3,452)
本集團分佔聯營公司之資產淨值	–	–
本集團分佔聯營公司之年內虧損	–	(826)

本集團已終止確認其分佔之聯營公司虧損。未確認之分佔年內虧損及累積之未確認分佔聯營公司虧損分別為港幣14,000元及港幣828,000元(二零零五年：港幣2,000元及港幣797,000元)。

20. 聯營公司應收帳

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
聯營公司應收帳	3,258	1,513
減：呆帳準備	(3,258)	(1,134)
	–	379

聯營公司應收帳乃無抵押及免利息，且預期不會在結算日後十二個月內收回。

21. 可供出售投資

於二零零六年三月三十一日可供出售投資包括：

	港幣千元
無牌價之股本證券，按扣除減值計算	2,270
於創投基金之投資，按公允值計算	7,750
	10,020

無牌價股本證券乃於各結算日按成本扣除減值後計算，由於其合理估計公允值之範圍非常大，故本公司董事認為其公允值無法可靠計算。於創投基金之投資之公允值乃根據本集團於基金資產淨值之公允值之應佔權益計算。

22. 於損益表按公允值處理之投資

於二零零六年三月三十一日，於損益表按公允值處理之投資包括：

	港幣千元
持作買賣：	
股本證券有牌價，海外地區	4,553
債務證券有牌價，海外地區	31,430
債務證券，無牌價	37,296
	73,279
分類為於損益表按公允值處理之投資：	
結構式存款	49,588
	122,867
計為：	
非流動資產	49,588
流動資產	73,279
	122,867

上述投資之公允值乃按相關交易所所報之市場買價或由相關金融機構提供之市價而釐定。

上述結構式存款以美元計值，首年按固定利率計息，其後按恒常到期日掉期利率或倫敦銀行同業拆息掛鈎之利率計息。

23. 證券投資

於二零零五年三月三十一日之證券投資載列如下。於二零零五年四月一日應用香港會計準則第39號後，證券投資已重新分類至香港會計準則第39號項下之合適類別。因此，兩筆港幣4,440,000元及港幣110,815,000元之款項，已分別重新分類為可供出售投資及於損益表按公允值處理之投資。

	港幣千元
投資證券：	
股本證券，無牌價	4,440
其他投資：	
股本證券有牌價按市值，香港	267
債務證券有牌價按市值，海外地區	5,838
債務證券，無牌價	85,355
互惠基金，無牌價	19,355
	115,255
作財務報告用途之帳面值分析如下：	
非流動資產	4,440
流動資產	110,815
	115,255

24. 存貨

	二零零六年 港幣千元	二零零五年 港幣千元
待售存貨	57,580	50,156
耗用物料	9,411	5,106
	66,991	55,262

於本年度確認為費用之存貨成本為港幣424,540,000元(二零零五年：港幣381,115,000元)。

過往撇減存貨港幣7,631,000(二零零五年：港幣3,601,000)於本年度銷售該存貨時變現及回撥。

25. 應收帳款、存出按金及預付款項

本集團對各個核心業務之客戶已確立指定之信貸政策，給予客戶之平均信貸期為60天，惟咖啡店之餐飲銷售則主要以現金結算。以下為於結算日應收貨款減呆帳準備之帳齡分析：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
0－60天	49,348	47,891
61－90天	2,533	1,871
逾90天	4,745	2,654
	56,626	52,416

本集團應收帳款及其他帳款與其公允值相若。

26. 應收最終控股公司款項

應收最終控股公司之款項為無抵押、免利息並於要求時償還。董事認為，其帳面值與其公允值相若。

27. 就合約工程應向客戶收取(支付)之款項

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
於結算日之施工中合約：		
已產生之合約成本	40,449	48,626
已確認溢利減虧損	127	(6,492)
	40,576	42,134
進度款	(40,498)	(41,394)
	78	740
計為：		
已計入流動資產之合約客戶欠款	342	939
已計入流動負債之支付合約客戶款	(264)	(199)
	78	740

於二零零六年三月三十一日，客戶所持之保留款及已就合約工程收取客戶之預付款分別為港幣42,000元(二零零五年：港幣2,305,000元)及港幣162,000元(二零零五年：無)。

28. 衍生財務工具

年內，本集團曾利用外幣遠期合約對沖其若干以外幣計值之應付貨款。此等衍生工具並不符合對沖交易會計。

於二零零六年三月三十一日，本集團訂立以美元計值外幣遠期合約，其總名義金額為港幣58,200,000元（二零零五年：港幣234,392,000元）。

本集團全部衍生工具均於各結算日以公允值計算。其公允值乃按交易對手於結算日所報相等工具之市價及根據本金及日後市況估計計算之金融模式而釐定。

29. 銀行結存及現金等值

銀行結存及現金等值包括按當日市場利率計息之短期銀行存款。董事認為，該金額於結算日之帳面值與其公允值相若。

計入銀行結餘以美元計值之存款及現金為港幣29,720,000元（二零零五年：港幣49,061,000元）。

30. 應付帳款及應付票據

於結算日應付貨款及應付票據之帳齡分析如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
0－60天	31,166	20,901
61－90天	333	1,445
逾90天	2,917	2,210
應付貨款及應付票據	34,416	24,556

本集團之應付貨款，其他應付帳款及應付票據與其公允值相若。

31. 銀行貸款

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
銀行透支	–	121
銀行貸款	101,000	–
	101,000	121

銀行貸款按下列年期償還：

一年內	52,000	121
一年後但兩年內	12,000	–
兩年後但五年內	37,000	–
	101,000	121
減：列入流動負債之一年內到期貸款	(52,000)	(121)
	49,000	–

銀行貸款為無抵押，並按倫敦銀行同業拆息加若干年息差作為浮動利率計息。本年度之實際平均年息率為4.3厘。

銀行貸款之公允值與其帳面值相若。

32. 股本

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
法定股本：		
240,000,000股普通股（二零零五年：240,000,000股）每股港幣0.50元（二零零五年：港幣0.5元）	120,000	120,000
已發行及繳足股本：		
171,355,871股普通股（二零零五年：171,355,871股）每股港幣0.50元（二零零五年：港幣0.5元）	85,678	85,678

33. 遞延稅項

以下為已確認之主要遞延稅項負債(資產),以及於年內之變動:

	加速稅項折舊 港幣千元	稅項虧損 港幣千元	商標 港幣千元	其他 港幣千元	合計 港幣千元
於二零零四年四月一日	536	(107)	–	(50)	379
該年度於收益表內扣除(計入)	388	(651)	–	(36)	(299)
於二零零五年三月三十一日	924	(758)	–	(86)	80
收購附屬公司產生	835	(211)	18,900	–	19,524
本年度於收益表內扣除(計入)	441	(200)	–	40	281
於二零零六年三月三十一日	2,200	(1,169)	18,900	(46)	19,885

於二零零六年三月三十一日,並未就餘下未動用稅項虧損港幣478,703,000元(二零零五年:港幣500,605,000元)確認遞延稅項資產。未確認稅項虧損中包括港幣761,000元之虧損(二零零五年:港幣2,318,000元)將於二零一一年期滿。其他稅項虧損可無限期結轉。

於二零零六年三月三十一日,本集團可扣減臨時差額為港幣26,148,000元(二零零五年: 港幣28,633,000元)。該可扣減臨時差額,因其不可能於應課稅溢利可用作扣減臨時差額中被動用,故並無確認有關之遞延稅項資產。

34. 收購附屬公司

於二零零五年五月二十日，本集團以代價港幣205,963,000元收購Pacific Coffee (Holdings) Limited（「Pacific Coffee」）全部已發行股本。收購已利用購買法列帳。

已收購資產淨值及收購產生商譽如下：

	被收購方之帳面值 *港幣千元*	公允值調整 *港幣千元*	資產淨值公允值 *港幣千元*
已收購資產淨值：			
物業、廠房及設備	26,168	–	26,168
商標	–	108,000	108,000
存貨	4,329	–	4,329
應收帳款、存出按金及預付款項	17,384	–	17,384
銀行及現金結餘	1,432	–	1,432
課税準備	(3,124)	–	(3,124)
遞延服務收入	(63)	–	(63)
遞延税項負債	(624)	(18,900)	(19,524)
應付款項、存入按金及應付費用	(10,031)	–	(10,031)
或然負債	–	(1,000)	(1,000)
	35,471	88,100	123,571
商譽			82,392
			205,963
總成本：			
以現金支付之購買代價			203,684
收購產生成本			2,279
			205,963
收購產生現金流出淨額：			
已付現金代價			(205,963)
已收購銀行結餘及現金			1,432
			(204,531)

收購Pacific Coffee產生之商譽乃源自經營咖啡店之預期盈利。

本集團已就被指稱違反批發食物供應合約之毀約賠償確認或然負債約港幣1,000,000元。

Pacific Coffee於其十個月時期內對本集團本年度收益及除税前溢利之貢獻分別為港幣179,500,000元及港幣18,800,000元。

倘收購於二零零五年四月一日完成，本集團本年度收益將為港幣859,000,000元，而本年度溢利將為港幣39,800,000元。本備考資料僅用於說明用途，並非必然顯示倘收購確實於二零零五年四月一日完成而本集團將可達致之收益及經營業績，亦無意用作預測未來溢利。

35. 業務及地區分類

按業務劃分

按經營管理目的，本集團由以下三個部門組成。此等部門為本集團呈報主要分類資料之基準。去年，本集團由四個部門組成，分別為電腦設備及商業機器、網絡技術及電訊系統、技術及保養服務及證券投資及其他。由於加入餐飲此項新業務及精簡現有之業務，故本集團重組其業務為三個部門。比較數字已重列以配合本年度之呈報方式。業務分類資料載列如下：

營業額及業績
截至二零零六年三月三十一日止年度

	電腦及資訊通訊科技 *港幣千元*	餐飲 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元*
營業額	549,011	179,469	103,265	831,745
業績				
分類業績	18,352	18,794	5,734	42,880
未分配公司支出				(5,611)
未分配公司收入				5,812
利息收入				1,653
財務費用				(3,906)
除稅前溢利				40,828
所得稅支出				(3,862)
本年度溢利				36,966

營業額及業績

截至二零零五年三月三十一日止年度

	電腦及資訊通訊科技	證券投資及其他	綜合
	港幣千元	*港幣千元*	*港幣千元*
			(重列)
營業額	574,860	112,248	687,108
業績			
分類業績	1,546	1,349	2,895
未分配公司支出			(445)
利息收入			269
所佔聯營公司業績	(826)	–	(826)
財務費用			(1)
除税前溢利			1,892
所得税支出			(339)
本年度溢利			1,553

截至二零零六年三月三十一日止兩個年度，本集團並無內部分類銷售。

資產及負債

於二零零六年三月三十一日

	電腦及資訊通訊科技	餐飲	證券投資及其他	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
資產				
分類資產	146,579	254,634	156,358	557,571
未分配公司資產				73,261
綜合總資產				630,832
負債				
分類負債	69,948	17,878	–	87,826
未分配公司負債				131,730
綜合總負債				219,556

資產及負債

於二零零五年三月三十一日

	電腦及資訊通訊科技 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元* (重列)
資產			
分類資產	135,101	238,064	373,165
應收一間聯營公司款項	379	—	379
未分配公司資產			86,911
綜合總資產			460,455
負債			
分類負債	70,480	—	70,480
未分配公司負債			11,439
綜合總負債			81,919

其他資料

截至二零零六年三月三十一日止年度

	電腦及資訊通訊科技 *港幣千元*	餐飲 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元*
資本增加	8,635	149,975	48	158,658
折舊	4,775	10,567	459	15,801
於損益表按公允值處理之投資減值	—	—	2,466	2,466
出售物業、廠房及設備之虧損(收益)	198	686	(1,235)	(351)
撇減存貨	1,000	—	—	1,000

其他資料
截至二零零五年三月三十一日止年度

	電腦及資訊通訊科技 港幣千元	證券投資及其他 港幣千元	綜合 港幣千元 (重列)
呆帳撥備	955	—	955
資本增加	5,664	399	6,063
折舊	4,208	138	4,346
投資證券之資產減值	—	560	560
出售物業、廠房及設備之虧損	450	—	450
撇減存貨	518	—	518

按地區劃分

本集團經營之餐飲業務於香港、新加坡及中國內地運作。而電腦及資訊通訊科技業務於香港、泰國及中國內地運作。證券投資買賣於香港運作。以下為本集團按地區劃分之營業額之分析：

	按地區市場劃分之營業額			
	二零零六年		二零零五年	
	港幣千元	%	港幣千元	%
香港	746,747	89	607,118	88
泰國	66,284	8	69,028	10
新加坡	15,730	2	—	—
其他	2,984	1	10,962	2
	831,745	100	687,108	100

下列按資產所在地區劃分之分類資產及所增加物業、廠房及設備及無形資產帳面值之分析：

	分類資產帳面值				物業、廠房及設備及無形資產添置			
	二零零六年		二零零五年		二零零六年		二零零五年	
	港幣千元	%	港幣千元	%	港幣千元	%	港幣千元	%
香港	558,891	89	400,498	87	153,444	97	5,036	82
泰國	51,977	8	51,551	11	909	1	1,006	17
新加坡	9,307	1	—	—	3,149	1	—	—
其他	10,657	2	8,406	2	1,156	1	21	1
	630,832	100	460,455	100	158,658	100	6,063	100

36. 董事及僱員之酬金

本公司董事之酬金詳情如下：

	二零零六年			
	董事袍金	薪金及其他福利	退休福利計劃供款	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
執行董事：				
周莉莉	—	1,212	91	1,303
獨立非執行董事：				
米原慎一	120	—	—	120
胡經昌	120	—	—	120
鄺文星	120	—	—	120
	360	1,212	91	1,663

	二零零五年			
	董事袍金	薪金及其他福利	退休福利計劃供款	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
執行董事：				
周莉莉	—	1,212	8	1,220
獨立非執行董事：				
米原慎一	120	—	—	120
胡經昌	120	—	—	120
鄺文星	60	—	—	60
	300	1,212	8	1,520

除已向各獨立非執行董事支付的董事袍金外，於截至二零零六年三月三十一日止兩個年度，並無已付或應付獨立非執行董事的其他酬金。

除以上披露之董事酬金外，本公司董事周亦卿博士、馮伯坤先生、郭海生先生、周維正先生及簡嘉翰先生向本公司最終控股公司收取合共港幣20,074,000元（二零零五年：港幣16,621,000元）之酬金，作為彼等向最終控股公司及其附屬公司（包括本集團在內）提供服務。

最終控股公司所付之金額，並未在董事作為本公司及其附屬公司董事提供服務與彼等向最終控股公司及其附屬公司提供服務兩者之間作出分配。

截至二零零六年三月三十一日止年度，本集團最高薪五名人士包括一名（二零零五年：一名）董事，彼等之酬金詳情已載列如上。餘下四名最高薪人士（二零零五年：四名）之酬金為：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
表現花紅	349	—
薪金及其他福利	3,804	3,197
退休福利計劃供款	158	181
	4,311	3,378

該四名最高薪人士可按金額劃分為下列組別：

	人數	
	二零零六年	二零零五年
組別		
無－港幣1,000,000元	2	3
港幣1,000,001元－港幣1,500,000元	1	1
港幣1,500,001元－港幣2,000,000元	1	—
	4	4

37. 商譽及商標之減值測試

誠如附註35所述，本集團於呈報分類資料時以業務作為主要分類。為進行減值測試，附註17及18所載之商譽及無使用限期商標已分別分配予現金產生單位「餐飲」。

於截至二零零六年三月三十一日止年度，本集團之管理層認為擁有商譽或商標之現金產生單位並無減值。上述現金產生單位可收回數額之計算基準及主要相關假設概列如下：

現金產生單位之可收回數額乃按使用價值計算而釐定。有關之計算使用管理層批核之四年期財務預算之現金流量預測；四年期後之現金流量以遞減增長率10%及貼現率12%推算。該等增長率乃根據相關行業增長預期所計算，且不超出相關行業之平均長期增長率。計算使用價值之另一主要假設為預算毛利率；乃按現金產生單位之過往業績及管理層對市場發展之預期而釐定。管理層相信任何此等假設之任何合理轉變，亦不會造成現金產生單位之帳面總值超出其可收回數額。

38. 資產抵押

於二零零六年三月三十一日，若干帳面總值約港幣7,605,000元（二零零五年：港幣8,163,000元）之物業作抵押，以提供給一間海外附屬公司以取得一般銀行融資。

39. 營業性租賃

本集團作為承租人

於結算日，根據於下列期間約滿租賃物業之不可撤銷營業性租約，本集團須承擔支付未來最低租金如下：

	二零零六年	二零零五年
	港幣千元	*港幣千元*
於一年內	51,269	3,655
第二至五年內	63,969	83
	115,238	3,738

其他租約乃經商討，租金之訂定平均期限固定為兩至三年。

本集團若干咖啡店之營業性租約乃按該咖啡店之營業額釐定（倘有關金額高於最低保證租金）。

本集團作為出租人

所有投資物業以經營性租約出租，為期三年，本集團並無賦予租戶續租選擇。根據不可撤銷之營業性租約，本集團於未來一年可收取之租金為港幣292,000元（二零零五年：港幣360,000元）。

40. 購股權計劃

本公司之購股權計劃（「該計劃」）根據二零零二年九月二十日通過之決議案獲股東採納，主要目的乃讓參與者有機會適量購入本公司之權益，並鼓勵參與者朝著提高本公司及其股份之價值的方向努力，從而令本公司及其股東均能受惠。該計劃將於二零一二年九月十九日屆滿。

根據該計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准其士科技計劃日期10%（「計劃授權限額」），或於股東批准其士科技計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數，不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准，於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權，會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元，此購股權須獲本公司及其士國際之股東事先批准。

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於其士科技計劃之有效期限內任何時間行使，董事會

將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

並無根據該計劃授出購股權。

41. 退休福利

本集團為其香港及海外僱員設立多項退休福利計劃。於香港，集團現有屬界定供款之（一）按《職業退休計劃條例》註冊之職業退休計劃（簡稱「公積金計劃」）及（二）於二零零零年十二月按《強制性公積金條例》設立之強制性公積金計劃（簡稱「強積金計劃」）。計劃資產均由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之新僱員，則需參與強積金計劃。

以強積金計劃成員身份，本集團的供款額均按僱員有關入息的5%及上限為港幣1,000元計算。按公積金計劃，僱員即以底薪的5%及本集團按僱員底薪的5%至7.5%為供款額，視乎僱員年資而訂。

海外僱員之員工退休福利安排視乎不同國家而有所不同，乃根據當地法規及慣例而作出。

公積金計劃成員於離職時因年資關係不獲歸屬之結餘部份，可作為本集團扣減僱主供款之用。於本年度扣減之數目為港幣201,000元（二零零五年：港幣206,000元）。於二零零六年三月三十一日，因公積金計劃成員離職所產生且可用作扣減未來年度應付供款之沒收供款總額為港幣59,000元（二零零五年：港幣70,000元）。於二零零六年三月三十一日，記錄期間之應付供款港幣555,000元（二零零五年：港幣272,000元）已於二零零六年四月向公積金計劃付訖。

42. 有關連人士交易

按照香港會計師公會頒佈之香港會計準則第二十四號「有關連人士披露」，其士國際和其附屬公司及本公司之聯營公司等均被視為有關連人士，上述者之主要交易詳列如下：

(a) 本公司與其士（香港）有限公司（「其士香港」），由其士國際全資擁有之全資附屬公司已重新簽訂於二零零五年三月二十八日屆滿之管理服務協議書，由其士香港於截至二零零六年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團（海外附屬公司除外）須按照全年營業額之0.5%付予其士香港作為管理服務費用。本年度內，根據該項協議支付予其士香港之管理費為港幣4,005,000元（二零零五年：港幣2,775,000元）。該管理服務協議書於二零零六年三月二十八日屆滿並已續期一年。

(b) 於本年度內，本集團向其士國際之全資附屬公司售賣電腦及商業機器及收取維修服務收益合共港幣10,103,000元（二零零五年：港幣10,241,000元）。

(c) 於本年度內，本集團繳付按市值釐定租金約港幣4,305,000元（二零零五年：港幣3,828,000元）予由其士國際全資擁有之附屬公司，作為本集團使用其樓宇之報酬。

(d) 於本年度內，本集團繳付租金及運輸費用分別約港幣158,000元(二零零五年：港幣2,054,000元及港幣零元(二零零五年：港幣735,000元)予一間由其士國際全資擁有之附屬公司，以支付其向本集團提供服務之成本。

(e) 本集團合共預繳港幣1,366,000元(二零零五年：還款港幣1,304,000元)予一間聯營公司。於二零零六年三月三十一日到期之未償還餘額約港幣1,745,000元(二零零五年：撥備港幣1,140,000元)已作出全數撥備。

(f) 於本年度內，各董事及其他主要管理層人員已付或應付之酬金已於附註36中披露。各董事及主要行政人員之酬金乃由薪酬委員會考慮其個人表現及市場趨勢後釐定。

於二零零六年三月三十一日，由於支付上述(a)至(d)項交易所產生之費用及支出，本集團對其士國際和其附屬公司之應收款項為港幣3,083,000元(二零零五年：港幣1,477,000元)。

C. 截至二零零六年九月三十日止六個月未經審核綜合財務報表

以下是參照本集團未經審核綜合財務報表摘錄自二零零六／零七年度中期業績財務報告第一至第十一頁內。

「**簡明綜合收益表**

截至二零零六年九月三十日止六個月

		未經審核	
		截至九月三十日止六個月	
		二零零六年	二零零五年
	附註	*港幣千元*	*港幣千元*
營業額	*3*	381,879	428,754
銷售成本		(259,329)	(335,019)
毛利		122,550	93,735
其他收入	*4*	4,940	7,850
銷售及分銷費用		(102,256)	(67,940)
行政支出		(3,582)	(3,011)
其他支出		(999)	(5,553)
經營溢利		20,653	25,081
所佔聯營公司業績		–	(45)
財務費用		(2,541)	(1,505)
除税前溢利	*5*	18,112	23,531
所得税支出	*6*	(2,448)	(2,281)
本公司股權持有人應佔期內溢利		15,664	21,250
股息	*7*	4,754	5,141
每股盈利	*8*	9.11港仙	12.40港仙
每股中期股息		2.5港仙	3.0港仙

簡明綜合資產負債表

於二零零六年九月三十日

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
非流動資產			
投資物業		7,175	7,120
物業、廠房及設備	9	62,784	55,895
預付租賃款項		2,103	2,192
商譽		82,392	82,392
商標		108,000	108,000
所佔聯營公司權益		435	—
可供出售投資		18,480	10,020
於損益表按公允值處理之投資		49,507	49,588
		330,876	315,207
流動資產			
存貨		78,823	66,991
應收帳款、存出按金及預付款項	10	112,503	100,164
應收最終控股公司款項		1,075	1,756
就合約工程應向客戶收取之款項		141	342
可取回稅項		191	662
於損益表按公允值處理之投資		74,742	73,279
衍生財務工具		—	32
銀行結存及現金等值		102,669	72,399
		370,144	315,625
流動負債			
應付帳款、應付票據、存入按金及應付費用	11	92,652	77,045
就合約工程應向客戶支付之款項		137	264
遞延服務收入		18,391	20,420
應付股息		8,568	—
課稅準備		840	942
銀行貸款		52,000	52,000
		172,588	150,671
流動資產淨值		197,556	164,954
總資產減流動負債		528,432	480,161

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
股本及儲備			
股本	12	95,078	85,678
儲備		369,814	325,422
本公司股權持有人應佔權益		464,892	411,100
少數股東權益		184	176
總權益		465,076	411,276
非流動負債			
銀行貸款		43,000	49,000
遞延稅項		20,356	19,885
		63,356	68,885
總權益及非流動負債		528,432	480,161

簡明綜合權益變動表

截至二零零六年九月三十日止六個月(未經審核)

		本公司股權持有人應佔權益								
		股本	股本溢價	資本儲備	資本贖回儲備	匯兑儲備	保留溢利	總計	少數股東權益	總計
	附註	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零五年四月一日		85,678	223,434	18,060	14	1,657	52,432	381,275	175	381,450
折算海外地區業務賬項而產生之匯兑差額		–	–	–	–	(543)	–	(543)	(10)	(553)
期內溢利		–	–	–	–	–	21,250	21,250	–	21,250
期內已確認收支總額		–	–	–	–	(543)	21,250	20,707	(10)	20,697
已付二零零五年末期股息		–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
於二零零五年九月三十日		85,678	223,434	18,060	14	1,114	71,969	400,269	165	400,434
於二零零六年四月一日		85,678	223,434	18,060	14	1,370	82,544	411,100	176	411,276
折算海外地區業務賬項而產生之匯兑差額		–	–	–	–	2,050	–	2,050	8	2,058
期內溢利		–	–	–	–	–	15,664	15,664	–	15,664
期內已確認收支總額		–	–	–	–	2,050	15,664	17,714	8	17,722
二零零六年末期股息	7	–	–	–	–	–	(8,568)	(8,568)	–	(8,568)
發行股本		9,400	35,246	–	–	–	–	44,646	–	44,646
於二零零六年九月三十日		95,078	258,680	18,060	14	3,420	89,640	464,892	184	465,076

簡明綜合現金流動表
截至二零零六年九月三十日止六個月

	未經審核	
	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
來自經營業務之現金淨額	15,445	65,693
使用於投資業務之現金淨額	(24,028)	(239,035)
來自融資業務之現金淨額	38,646	104,839
現金及現金等值之增加／(減少)	30,063	(68,503)
於期初之現金及現金等值	72,399	181,330
滙兑調整	207	(312)
於期末之現金及現金等值	102,669	112,515
現金及現金等值結存分析		
銀行結存及現金等值	102,669	112,515

附註

截至二零零六年九月三十日止六個月

1. 編製基礎及會計政策

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃按歷史成本編製,惟財務工具乃按適用情況以公平值計量。

除下文所述者外,簡明財務報表所採用之會計政策與本集團編製截至二零零六年三月三十一日止年度之年度財務報表所依循者一致。

於過往期間,機器、工具、傢俬、裝置、辦公設備及汽車之固定資產乃根據餘額遞減法,以購入時首次折舊20%,以後每年20%或40%折舊計算。本集團董事已檢討此等資產之可用年期並認為以直線法分五至十年進行折舊為恰當。此會計估算之變動並未對本會計期間之計入收益表之折舊構成重大影響。

於本期間,本集團首次採用會計師公會所頒佈並已生效之多項新制定香港財務報告準則、香港會計準則及詮釋(以下統稱「新財務報告準則」)。採納該等新財務報告準則對本集團於本期間過往會計期間之業績編製及呈列並無重大影響。故無需為前期數字作出調整。

本集團已考慮對集團可適用之新準則、修訂及詮釋。本集團並無提早應用下列已頒佈但未生效之新準則、修訂及詮釋。本公司董事預期應用該等新制訂準則、修訂及詮釋將不會對本集團之業績及財務狀況造成重大影響。

會計準則第1號(修訂本)	資本披露[1]
財務報告準則第7號	金融工具:披露[1]
香港(國際財務報告準則)-詮釋第8號	財務報告準則第2號之範圍[2]
香港(國際財務報告準則)-詮釋第9號	重估嵌入式衍生工具[3]
香港(國際財務報告準則)-詮釋第10號	中期財務報告及減值[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。

[2] 於二零零六年五月一日或之後開始之年度期間生效。

[3] 於二零零六年六月一日或之後開始之年度期間生效。

[4] 於二零零六年十一月一日或之後開始之年度期間生效。

3.　分類資料

集團營業額及溢利貢獻按業務分類及營業額按地區分類分析如下：

(甲)業務區劃

截至二零零六年九月三十日止六個月

	電腦及資訊通訊科技 *港幣千元*	餐飲 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元*
營業額	259,798	115,963	6,118	381,879
業績				
分類業績	5,999	8,149	8,392	22,540
未分配公司支出				(2,543)
未分配公司收入				164
利息收入				492
經營溢利				20,653
財務費用				(2,541)
除税前溢利				18,112
所得税支出				(2,448)
本公司股權持有人應佔期內溢利				15,664

截至二零零五年九月三十日止六個月

	電腦及資訊通訊科技 *港幣千元*	餐飲 *港幣千元*	證券投資及其他 *港幣千元*	綜合 *港幣千元*
營業額	296,408	72,511	59,835	428,754
業績				
分類業績	9,145	7,798	5,302	22,245
未分配公司支出				(2,594)
未分配公司收入				4,392
利息收入				1,038
經營溢利				25,081
所佔聯營公司業績	(45)	–	–	(45)
財務費用				(1,505)
除稅前溢利				23,531
所得稅支出				(2,281)
本公司股權持有人應佔期內溢利				21,250

(乙)地區區劃

	營業額 截至九月三十日止六個月 二零零六年 *港幣千元*	 二零零五年 *港幣千元*
香港	331,924	387,129
泰國	37,230	33,333
其他	12,725	8,292
	381,879	428,754

4. 其他收入

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
其他收入包括：		
利息收入	492	1,038
物業租金總收入減支出	220	275
於損益表按公允值處理之投資未變現公允值之收益	3,770	—
出售待售物業溢利	—	4,392
外匯合約收益	—	1,696

5. 除税前溢利

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
除税前溢利已扣除下列各項目：		
售出存貨之成本	217,515	235,996
物業、廠房及設備之折舊	10,356	6,741
營業性租賃之樓宇租用支出	31,430	20,127
包括董事酬金之員工開支	61,476	52,016

6. 所得税支出

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
支出／(抵免)包括：		
現時税項		
香港	1,539	1,962
海外	439	399
遞延税項	470	(80)
	2,448	2,281

香港利得税準備乃根據估計應課税溢利減可運用之前期虧損税務寬減及按税率17.5%(二零零五年：17.5%)計算。

海外之課税準備乃按照當地之法例及估計應課税溢利計算。

7. 股息

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
中期股息		
每股港幣2.5仙（二零零五年：每股港幣3.0仙）	4,754	5,141

於二零零六年十二月八日，董事會宣佈派發中期股息每股普通股港幣2.5仙。中期股息並無於本簡明綜合資產負債表反映為應付股息，惟將入帳列作截至二零零七年三月三十一日止年度之保留溢利的分配。

二零零六年末期股息每股普通股港幣5仙（二零零五年：港幣1仙），合共港幣8,568,000元已於二零零六年九月二十八日舉行之股東週年大會獲批准，並已於二零零六年十月派付。該金額已入帳列作截至二零零六年九月三十日止六個月之保留溢利分派。

8. 每股盈利

每股基本盈利之計算乃根據期內溢利港幣15,664,000元（二零零五年：港幣21,250,000元）及本期間已發行之171,922,446加權平均股數（二零零五年：171,355,871）普通股計算。

由於本公司於截至二零零六年及二零零五年九月三十日止兩個期間並無潛在已發行普通股，故並無呈列每股攤薄盈利。

9. 物業、廠房及設備

截至二零零六年九月三十日止六個月，本集團購置物業、廠房及設備為港幣16,956,000元（截至二零零五年九月三十日止六個月：港幣35,547,000元），出售物業、廠房及設備帳面淨值為港幣368,000元（截至二零零五年九月三十日止六個月：港幣989,000元）。

10. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣53,920,000元（二零零六年三月三十一日：港幣56,626,000元）。

應收貨款減呆帳準備之帳齡分析如下：

	於二零零六年九月三十日	於二零零六年三月三十一日
	港幣千元	*港幣千元*
0－60天	47,155	49,348
61－90天	2,516	2,533
逾90天	4,249	4,745
總計	53,920	56,626

本集團對各個核心業務之客戶已確立不同之信貸政策，給予貿易客戶之平均信貸期為60天。惟咖啡店餐飲銷售則主要以現金結算。

本集團應收帳款及其他帳款之帳面值與其公允值相若。

11. 應付帳款、應付票據、存入按金及應付費用

應付帳款、應付票據、存入按金及應付費用包括應付貨款及應付票據港幣35,053,000元（二零零六年三月三十一日：港幣34,416,000元）。

應付貨款及應付票據之帳齡分析如下：

	於二零零六年九月三十日 *港幣千元*	於二零零六年三月三十一日 *港幣千元*
0－60天	32,398	31,166
61－90天	690	333
逾90天	1,965	2,917
總計	35,053	34,416

本集團之應付貨款、其他應付帳款及應付票據之帳面值與其公允值相若。

12. 股本

	於二零零六年九月三十日		於二零零六年三月三十一日	
	每股面值港幣0.5元之普通股數目	票面值 *港幣千元*	每股面值港幣0.5元之普通股數目	票面值 *港幣千元*
法定股本：				
於期初及期末	240,000,000	120,000	240,000,000	120,000
已發行及繳足股本：				
於期初	171,355,871	85,678	171,355,871	85,678
發行股本	18,800,000	9,400	–	–
於期末	190,155,871	95,078	171,355,871	85,678

13. **營業性租賃**

(甲)本集團作為承租人

於二零零六年九月三十日，本集團有關樓宇不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	於二零零六年九月三十日 *港幣千元*	於二零零六年三月三十一日 *港幣千元*
一年內	61,201	51,269
第二至第五年(包括首尾兩年)	65,389	63,969
	126,590	115,238

營業性租約乃經商討，租金之訂定平均期限固定為兩至三年。

本集團若干咖啡店之營業性租約乃按該咖啡店之營業額釐定(倘有關金額高於最低保證租金)。惟以上之承諾金額只包括最低之保證租金。

(乙)本集團作為出租人

所有投資物業均出租，為期三年，本集團並無賦予租戶續租選擇。根據不可撤銷之營業性租約，本集團於未來一年可收取之租金為港幣301,000元(二零零六年三月三十一日：港幣292,000元)。

14. **期度以後事項**

本公司於二零零六年十一月二十五日與Sinochina Pacific Limited訂立協議，分兩批購入總數為100股股份之Sinochina Enterprises Limited(「SEL」)全部已發行股本。該兩批購入涉及收購49股及51股SEL股份，分佔49%及51%之全部已發行股本。總代價在任何情況下將不超過港幣2億元。代價以現金支付並將由本集團內部資源提供。

SEL從事擁有及經營位於香港之餐廳及餐飲店舖。

此事項之詳情已刊登於本公司二零零六年十二月一日之公告。

D. 重大變動

於最後實際可行日期，據董事所知，自二零零六年三月三十一日(即本集團最近期公佈之經審核財務報表之結算日期)以來，本集團之財政或經營狀況並無任何重大逆轉。

E. 管理層討論及分析

截至二零零六年三月三十一日止年度財務評述及僱員及薪酬制度

於二零零六年三月三十一日，本集團之本公司股權持有人應佔總資產淨值為港幣4.11億元(二零零五年：港幣3.78億元)，較二零零五增加港幣3,300萬元或9%。

總債務與資本比率為24.6%(二零零五年：0.03%)及淨債務與資本比率為無(二零零五年：無)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣4.11億元(二零零五年：港幣3.78億元)而得出之百分比。

於結算日期，本集團之銀行及其他借貸為港幣1.01億元(二零零五年：港幣12.1萬元)。現金及銀行結存(包括結構式存款)為港幣1.22億元(二零零五年：港幣1.81億元)，於過往兩年並無借貸淨額。

本年度之財務費用為港幣390萬元(二零零五年：港幣1,000元)。增幅原因主要為收購Pacific Coffee所增加之港幣1億元的銀行貸款。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

於二零零六年三月三十一日，本集團於全球僱用約846名全職員工。截至二零零六年三月三十一日止年度，員工總開支約為港幣1.12億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

截至二零零六年九月三十日止六個月財務評述及僱員及薪酬制度

於二零零六年九月三十日，本集團之本公司股權持有人應佔總資產淨值為港幣4.65億元(二零零六年三月三十一日：港幣4.11億元)。

於二零零六年九月三十日，總債務與資本比率為20.4 %(二零零六年三月三十一日：24.6%)及無淨債務與資本比率(二零零六年三月三十一日：無)，此乃將銀行與其他借貸及借貸淨額分別除以上述總資產淨值港幣4.65億元(二零零六年三月三十一日：港幣4.11億元)而得出之百分比。

於二零零六年九月三十日，本集團銀行及其他借貸為港幣9,500萬元(二零零六年三月三十一日：港幣1.01億元)。現金及銀行結存(包括結構式存款)為港幣1.52億元(二零零六年三月三十一日：港幣1.22億元)，及於二零

零六年九月三十日無借貸淨額(二零零六年三月三十一日：無)。由於二零零六年八月配售1,880萬股新股份，本集團的現金流量得以改善。在扣除費用後本集團所得款項淨額為港幣4,460萬元，以用作其休閒餐飲業務及一般營運資金。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

於二零零六年九月三十日，本集團於全球僱用約850名全職員工。期內之員工總開支約為港幣6,100萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

F. 展望

電腦及資訊通訊科技業務受市場競爭所影響，其邊際利潤仍然不明朗。然而香港經濟增長迅速、利率維持低水平，預期在二零零七年仍會有下調空間。此外，勞動市場改善將引發消費增加，資訊科技開支期望有溫和增長。本集團將繼續為顧客尋求增值方法，提供綜合解決方案、高質素產品及服務。

至於以Pacific Coffee為主的特色餐飲業務將有一系列方案配合發展。在香港，面積較小及虧損的分店因租金上升而需遷移。在北京及上海，本集團將會於零售購物地區及旅遊熱點開設更多店舖，以提升「Pacific Coffee」品牌形象及盈利。在新加坡，最新開設位於Vivo City的分店廣受客戶歡迎並成為新的旗艦店。Pacific Coffee的管理層將透過當地人才致力成立強大的跨地區隊伍，以確保長遠增長。

結合Igor's以嶄新概念經營的餐飲業務及Pacific Coffee擁有的強大零售網絡及品牌優勢，本集團已準備就緒，把握於香港、中國及亞洲其他地區增長中的休閒餐飲市場的商機。

A. 經擴大後集團之未經審核備考資產及負債報表

以下為經擴大後集團於作出下文附註3所載備考調整後按照已刊發之截至二零零六年九月三十日止六個月中期報告所載本集團之未經審核簡明綜合資產負債表編製之說明性質及備考資產及負債報表。編製經擴大後集團之未經審核備考資產及負債報表乃為說明收購之影響，猶如收購已於二零零六年九月三十日發生。其乃以與本集團採納之格式及會計政策一致之方式編製，僅供說明用途，且由於其屬假定性質，故不一定反映倘收購於二零零六年九月三十日或任何未來日期完成下經擴大後集團之真實財務狀況。

	本集團於二零零六年九月三十日之未經調整資產及負債報表	備考調整			備考經擴大後集團
		SEL集團	其他備考調整		
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
	附註2	*附註3(i)*	*附註3(ii)*	*附註3(iii)*	
非流動資產					
物業、廠房及設備	62,784	17,761	–	–	80,545
投資物業	7,175	–	–	–	7,175
預付租賃款項	2,103	950	–	300	3,353
所佔聯營公司權益	435	1,462	–	–	1,897
商譽	82,392	–	–	171,943	254,335
無形資產	108,000	–	–	9,940	117,940
可供出售投資	18,480	–	–	–	18,480
於損益表按公允值處理之投資	49,507	–	–	–	49,507
租金按金	14,217	3,490	–	–	17,707
流通存貨	–	1,113	–	–	1,113
遞延所得稅資產	–	336	–	–	336
	345,093				552,388
流動資產					
存貨	78,823	3,103	–	–	81,926
應收帳款、存出按金及預付款項	98,286	8,650	–	–	106,936
應收最終控股公司款項	1,075	–	–	–	1,075
就合約工程應向客戶收取之款項	141	–	–	–	141
可取回稅項	191	118	–	–	309

	本集團於二零零六年九月三十日之未經調整資產及負債報表	SEL集團	備考調整	其他備考調整	備考經擴大後集團
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
	附註2	附註3(i)	附註3(ii)	附註3(iii)	
於損益表按公允值處理之投資	74,742	–	–	–	74,742
銀行結存及現金等值	102,669	13,134	(200,000)	–	(84,197)
	355,927				180,932
總資產	701,020				733,320
非流動負債					
銀行貸款	43,000	2,117	–	–	45,117
融資租賃承擔	–	18	–	–	18
遞延所得稅負債	20,356	–	–	1,792	22,148
	63,356				67,283
流動負債					
應付帳款、應付票據、存入按金及應付費用	92,652	19,035	–	–	111,687
就合約工程應向客戶支付之款項	137	–	–	–	137
遞延服務收入	18,391	–	–	–	18,391
應付股息	8,568	5,556	–	–	14,124
課稅準備	840	1,101	–	–	1,941
融資租賃承擔之即期部分	–	78	–	–	78
銀行貸款	52,000	2,603	–	–	54,603
	172,588				200,961
總負債	235,944				268,244
淨資產	465,076				465,076
流動資產／(負債)淨值	183,339				(20,029)

經擴大後集團之未經審核備考資產及負債報表附註：

1 收購將根據協議之條款分兩階段進行。首次完成包括收購SEL之49%權益，而第二次完成則包括收購SEL剩餘51%權益。根據香港財務報告準則，於首次完成後及第二次完成前，SEL集團將以本公司之聯營公司列帳。於第二次完成後，SEL集團將成為本公司之全資附屬公司。根據該協議，本公司將須於首次完成後於SEL集團提出要求時墊付買方貸款及額外借款純粹供資本開資之用。

2 本集團之未經調整資產負債報表乃摘錄自已刊發之截至二零零六年九月三十日止六個月中期報告所載本集團於二零零六年九月三十日之未經審核簡明綜合資產負債表。

3 備考調整之詳情載列如下：

i 結餘摘錄自SEL集團於二零零六年十一月三十日之資產負債表（由執業會計師李湯陳會計師事務所審核），載於本通函附錄一之SEL集團會計師報告。

ii 根據協議之條款，最終代價按照實際二零零六年正常EBITDA、二零零七年EBITDA及二零零八年*EBITDA*釐定，並於虧損年份或香港經濟狀況發生嚴重阻礙或提前進行第二次完成之情況下可予以調整。預計代價由本集團之內部資源及可動用之銀行信貸支付。本公司董事認為彼等目前無法對最終代價作出可靠預計，因為此乃基於SEL集團之未來表現而定。因此，該備考調整指應付代價港幣200,000,000元，即協議所載收購須支付之最高總代價。

iii 在SEL之可識別資產及負債淨值及商譽確認公允值調整及相應之估計遞延稅項負債，說明首次完成及第二次完成之總體影響，尤如兩次完成已於二零零六年九月三十日一同發生。公允值調整指確認SEL集團若干商號名稱之無形資產及對土地及樓宇進行重估（根據獨立估值師進行之估值）。商譽約港幣172,000,000元指上文附註3(ii)所載最高代價超過SEL集團之淨資產（包括上述確認之遞延稅項負債）公允值之部分。

4 並無作出調整以反映本集團及SEL集團分別於二零零六年九月三十日及二零零六年十一月三十日之後之任何業績或交易。

5 本公司將評估SEL集團於首次完成及第二次完成時之資產及負債之公允值。SEL集團於首次完成及第二次完成時之資產及負債（包括無形資產、遞延稅項負債及商譽）之公允值金額將與上文所呈列之金額不同。

B. 會計師關於經擴大後集團之未經審核備考財務資料之報告

以下為香港執業會計師羅兵咸永道會計師事務所關於經擴大後集團之未經審核備考財務資料之報告全文，以供載入本通函。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致其士科技控股有限公司
列位董事有關未經審核備考財務資料之會計師報告

吾等謹就其士科技控股有限公司（「貴公司」，連同其附屬公司統稱「貴集團」）就建議收購Sinochina Enterprises Limited全部已發行股本（「收購」）而於二零零七年二月七日刊發之通函（「通函」）中附錄三第121至123頁「經擴大後集團之未經審核備考財務資料」（「未經審核備考財務資料」）標題下所載　貴公司之未經審核備考資產及負債報表作出報告。未經審核備考財務資料是由　貴公司董事編製，僅供說明用途，以提供資料說明收購對　貴集團相關財務資料可能造成之影響。未經審核備考財務資料之編製基準載於通函第121至123頁。

貴公司董事及會計師各自之責任

貴公司董事須負責根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4.29條及由香港會計師公會（「會計師公會」）頒佈之會計指引第7條「編製備考財務資料以載入投資通函內」編製未經審核備考財務資料。吾等之責任是根據上市規則第4.29(7)條所載之規定，就未經審核備考財務資料表達意見並向　閣下報告吾等之意見。

意見之基礎

吾等是根據會計師公會頒佈之香港投資通函報告聘用協定準則300「投資通函中之備考財務資料之會計師報告」履行工作。吾等之工作並不涉及對任何相關財務資料進行獨立審閱，而主要包括將未經調整之　貴集團於二零零六年九

月三十日之資產及負債報表與　貴集團於二零零六年九月三十日之未經審核簡明綜合資產負債表進行比較、審閱支持調整之憑證；及與　貴公司董事討論未經審核備考財務資料。

吾等在策劃及履行工作時，均以取得吾等認為必需之資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按所列基準妥為編製、該基準與　貴集團之會計政策乃屬一致且調整就根據上市規則第4.29(1)條披露之未經審核備考財務資料而言乃屬適當，作出合理之確定。

未經審核備考財務資料是根據　貴公司董事之判斷及假設編製，僅供說明用途，而基於其假定性質，其並不提供任何保證或顯示任何事件將於未來發生，亦未必能標示　貴集團於二零零六年九月三十日或任何未來日期之財務狀況。

意見

吾等認為：

(a) 未經審核備考財務資料已由　貴公司董事按照所述基準妥為編製；

(b) 該基準與　貴集團之會計政策一致；及

(c) 對於根據上市規則第4.29(1)條所披露之未經審核備考財務資料而言，該等調整乃屬適當。

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年二月七日

C. 經擴大後集團之債項

(a) 本集團

貸款

於二零零六年十一月三十日(即本債項聲明之最後實際可行日期)營業時間結束時,本集團共有未償還無抵押銀行貸款約港幣110,900,000元。

(b) SEL集團

SEL集團之債項

貸款

於二零零六年十一月三十日(即本債項聲明之最後實際可行日期)營業時間結束時,SEL集團共有已抵押銀行貸款約港幣2,520,000元及無抵押貸款約港幣2,296,000元。無抵押貸款包括銀行借貸約港幣2,200,000元及融資租賃承擔約港幣96,000元。

資產抵押

於二零零六年十一月三十日營業時間結束時,SEL集團有已抵押租賃樓宇帳面淨值總額約為港幣2,534,000元及若干物業、廠房及設備作為授予SEL集團之一般銀行融資之抵押。

免責聲明

除上文所述者及集團內部間之負債外,於二零零六年十一月三十日營業時間結束時,本集團及SEL集團並無任何已發行及未償還或已同意發行之發行在外借貸資本、銀行透支、抵押或債券、按揭、貸款,或其他相類似債項或任何融資租賃承擔、租購承擔、承兌負債(一般貿易票據除外)、承兌信貸或任何擔保或其他重大或然負債。

董事確認,自二零零六年十一月三十日以來,經擴大後集團之債項及或然負債並無任何重大變動。

D. 營運資金

董事認為,經考慮本集團之內部資源及現有可動用銀行信貸後,經擴大後集團具備充裕營運資金應付完成後之即時需求,即自本通函刊發日期起計最少十二個月之需求。

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份(好倉)

		股份數目			權益概約
董事名稱	身份	個人權益	公司權益	總數	百分比
					(%)
周亦卿	實益擁有人及受控制公司之權益	6,815,854	107,822,933*	114,638,787	60.29
馮伯坤	實益擁有人	2,580,000	–	2,580,000	1.36
郭海生	實益擁有人	2,400,000	–	2,400,000	1.26
簡嘉翰	實益擁有人	451,200	–	451,200	0.24
米原慎一	實益擁有人	600	–	600	0.00032

* *周亦卿博士實益持有其士國際150,356,359股股份，佔其士國際已發行股份約53.97%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份107,822,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙)　相聯公司權益－股份(好倉)

董事名稱	相聯公司	身份	普通股股份數目 個人權益	總數	權益概約百分比 (%)
周亦卿	其士國際	實益擁有人	150,356,359	150,356,359	53.97
馮伯坤	其士國際	實益擁有人	93,479	93,479	0.03
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原慎一	其士國際	實益擁有人	1,671	1,671	0.001

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii.　主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股數量(好倉)	權益概約百分比 (%)
周亦卿	實益擁有人	114,638,787 *(附註1及3)*	60.29
宮川美智子	實益擁有人	114,638,787 *(附註2及3)*	60.29
其士國際	實益擁有人	107,822,933 *(附註3)*	56.70
其士(香港)有限公司	實益擁有人	13,471,200 *(附註3)*	7.08
Firstland Company Limited	實益擁有人	13,471,200 *(附註3)*	7.08
陳慧慧	實益擁有人	18,800,000 *(附註4)*	9.89
Crosby Investment Holdings Inc.	受控制公司之權益	18,800,000 *(附註4)*	9.89
南豐資源有限公司	受控制公司之權益	18,800,000 *(附註4)*	9.89
俊孚投資有限公司	實益擁有人	18,800,000 *(附註4)*	9.89

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的107,822,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶富川美智子女士被視為擁有同一批114,638,787股股份之權益。

3. 該等股份透過被視為受控制公司之權益的Firstland Company Limited(於香港註冊成立之有限公司)持有。Firstland Company Limited為其士(香港)有限公司(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士(香港)有限公司亦為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士(香港)有限公司、其士國際、周博士及其配偶被視為間接擁有Firstland Company Limited所持有13,471,200股股份之權益。

4. 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc. 100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權；南豐資源有限公司持有俊孚投資有限公司100%股權。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉；或直接或間接持有任何類別股本(附有權利在任何情況下可於經擴大後集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 董事之競爭權益

於最後實際可行日期，董事概無從事任何與本集團業務構成競爭的業務。

4. 董事其他權益

於最後實際可行日期：

(i) 自二零零六年三月三十一日(本集團最近期已付印經審核財務報表之編算日期)以來，概無董事直接或間接擁有或曾經擁有經擴大後集團任何成員公司已收購、出售或租賃，或擬收購、出售或租賃的任何資產中的權益。

(ii) 經擴大後集團任何成員公司概無訂立與董事擁有重大權益且與經擴大後集團業務有重大關連的合約或安排。

5. 重大合約

以下合約為經擴大後集團成員公司於本通函刊發日期前兩年內所訂立之重大或可能屬於重大之合約：

(a) 於二零零五年四月六日有關收購Pacific Coffee的股份購買協議；

(b) 於二零零五年五月二十日有關收購Pacific Coffee託管協議；及

(c) 協議。

6. 董事之服務合約

於最後實際可行日期，董事概無與本公司或其任何附屬公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償（法定賠償除外）的合約。

7. 訴訟

於最後實際可行日期，據董事所知，經擴大後集團成員公司並無牽涉任何重大訴訟或仲裁，經擴大後集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

8. 專家及同意書

以下為名列本通函作出意見或建議之專業人士之資格：

李湯陳會計師事務所	執業會計師
羅兵咸永道會計師事務所	執業會計師

李湯陳會計師事務所及羅兵咸永道會計師事務所各自已就本通函之刊行發出同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

於最後實際可行日期，李湯陳會計師事務所及羅兵咸永道會計師事務所並無擁有本集團任何股權或任何可認購或提名他人認購本集團證券的權利（無論可依法執行與否），亦自二零零六年三月三十一日（即編製本集團最近期刊發之經審核綜合財務報表日期）以來，於經擴大後集團所購入、出售或租賃或擬購入、出售或租賃之任何資產概無擁有或曾經擁有任何直接及間接權益。

9. 一般事項

(a) 本公司之合資格會計師及公司秘書為簡嘉翰先生，FCCA；彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(c) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(d) 本通函中英文版本如出現歧異，概以英文本為準。

10. 備查文件

以下文件由本通函刊發日期起直至及包括二零零七年二月二十三日辦公時間內，在香港九龍九龍灣宏開道八號其士商業中心二十二樓可供查閱：

- 本公司組織章程大綱及細則；

- 載列於本通函附錄二內的本公司截至二零零六年三月三十一日止兩個年度已刊發經審核綜合財務報表；

- 載列於本通函附錄二內的本公司截至二零零六年九月三十日止六個月已刊發未經審核簡明綜合財務報表；

- 載列於本通函附錄一內由李湯陳會計師事務所刊發的SEL集團會計師報告；

- 載列於本通函附錄三內的羅兵咸永道會計師事務所發出之函件，關於經擴大後集團未經審核備考綜合資產及負債報表；

- 本附錄「專家及同意書」一段所指之李湯陳會計師事務所及羅兵咸永道會計師事務所之同意書；及

- 本附錄一段「重大合約」所述的重大合約。

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士科技控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：508）

主要交易

收購餐飲業務

IGOR'S GROUP

其士科技控股有限公司之財務顧問

新百利有限公司

Sinochina Enterprises Limited之財務顧問

Quam Financial Services Group **華富嘉洛企業融資有限公司**

* *僅供識別*

END

二零零七年二月七日